   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1997


                                                      REGISTRATION NO. 333-13613
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          COAST DENTAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

            DELAWARE                           8741                          59-3136131
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)          Identification No.)

                            ------------------------

          COAST DENTAL SERVICES, INC.                           TEREK DIASTI, CEO
        6200 COURTNEY CAMPBELL CAUSEWAY,                   COAST DENTAL SERVICES, INC.
                   SUITE 690                             6200 COURTNEY CAMPBELL CAUSEWAY,
                TAMPA, FL 33607                                     SUITE 690
                 (813) 288-1999                                  TAMPA, FL 33607
  (Address, including zip code, and telephone                     (813) 288-1999
   number, including area code, of registrant's      (Name, address, including zip code, and
          principal executive offices)                          telephone number,
                                                    including area code, of agent for service)

                            ------------------------
                                With Copies to:

           DARRELL C. SMITH, ESQUIRE                        JEFFREY M. STEIN, ESQUIRE
         SHUMAKER, LOOP & KENDRICK, LLP                          KING & SPALDING
        101 E. KENNEDY BLVD., SUITE 2800                    191 PEACHTREE STREET, N.E.
              TAMPA, FLORIDA 33602                         ATLANTA, GEORGIA 30303-1763
                 (813) 229-7600                                   (404) 572-4600

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION -- DATED FEBRUARY 10, 1997

PROSPECTUS
--------------------------------------------------------------------------------
                                2,200,000 Shares

                        COAST DENTAL SERVICES, INC. LOGO

                                  Common Stock

--------------------------------------------------------------------------------

All of the 2,200,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by Coast Dental Services, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Common Stock has been approved for inclusion in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CDEN."

SEE "RISK FACTORS" ON PAGES 7 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                                            Underwriting
                                                     Price to              Discounts and             Proceeds to
                                                      Public               Commissions(1)             Company(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share...................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------
Total(3)....................................            $                        $                        $
=======================================================================================================================

(1) The Company and its three founding and controlling stockholders, Terek Diasti, Adam Diasti, and Tim Diasti (the "Selling Stockholders"), have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Principal and Selling Stockholders" and "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $800,000.


(3) The Selling Stockholders have granted the several Underwriters 30-day over-allotment options to purchase up to 330,000 additional shares of Common Stock on the same terms and conditions as set forth above. The Company will not receive any proceeds from the sale of additional shares by the Selling Stockholders. If all such additional shares are purchased by the
    Underwriters, the total Price to Public will be $          , the total
    Underwriting Discounts and Commissions will be $          , the total
    Proceeds to Company will be $          and the total Proceeds to Selling
    Stockholders will be $          . See "Principal and Selling Stockholders"
    and "Underwriting."


--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about                    , 1997.


PRUDENTIAL SECURITIES INCORPORATED              RAYMOND JAMES & ASSOCIATES, INC.


            , 1997

                              Coast DENTAL LOGO

                                     MAP

                                [Description]
                                      of
                          [Inside front Cover Page]
 [Map of Florida Depicting Company Headquarters and Dental Office locations]

                         ------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and information under "Risk Factors." Unless the context otherwise requires, references in this Prospectus to "Coast Dental" or the "Company" refer to Coast Dental Services, Inc. and its predecessor; "Dental Centers" refers to dental offices with a dental practice managed or to be managed by the Company pursuant to a services and support agreement; the "Coast Florida P.A." refers to the Florida professional association which employs the dentists providing dental services at the Dental Centers in Florida pursuant to a services and support agreement with the Company (the "Services and Support Agreement"); "Coast P.A." refers to any professional dental association outside the State of Florida, with which the Company may enter into a services and support agreement; "internally developed Dental Centers" refers to Dental Centers which are initially opened, developed and managed by the Company pursuant to a services and support agreement with the Coast Florida P.A. or Coast P.A.; "acquired Dental Centers" refers to Dental Centers resulting from the acquisition of an existing dental facility by the Company, combined with the acquisition by the Coast Florida P.A. or Coast P.A. of the existing dental practice located at that facility; "Coast Dentists" refers to the licensed dentists employed by the Coast Florida P.A. or Coast P.A. who provide dental services at the Dental Centers; and "Coast Dental Network" refers collectively to the Dental Centers and the Coast Dentists. Except as otherwise indicated, the information contained in this Prospectus (i) assumes that the Underwriters' over-allotment options will not be exercised and (ii) gives retroactive effect to reverse stock splits resulting in an exchange of 1 share for 3.857 shares of Common Stock issued and outstanding. Unless otherwise indicated, industry information used in this Prospectus has been obtained from sources identified in the "Industry Information" section at the end of this Prospectus Summary.

                                  THE COMPANY

     Coast Dental Services, Inc. provides management services to 29 Dental Centers located in central Florida. Of the 29 Dental Centers, 12 were internally developed and 17 were acquired by the Company. As of January 1, 1997, 42 Coast Dentists were employed by the Coast Florida P.A., serving over 237,500 patients. The Company, supported by several major dental managed care providers, believes that, based upon the number of Dental Centers managed and patients served, it is the largest dental practice management company for general dentistry practices in Florida. The Company expects to add a combined total of at least 25 internally developed and acquired Dental Centers in 1997.

     The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 88% of these practices operated by dentists working alone or with one other dentist. According to the Health Care Financing Administration, expenditures for all dental services in the United States were an estimated $45.2 billion in 1995 and are expected to grow at a rate of 6.6% per year through 2000. Based upon a 1990 Survey by the American Dental Association ("ADA"), general dentistry was estimated to represent approximately 83% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services.

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company earns fees paid by the Coast Florida P.A. for providing management services and support to the Dental Centers. Pursuant to the Services and Support Agreement, the Company receives 76% of the Coast Florida P.A.'s gross patient revenue. A uniform operating model (the "Coast Operating Model") developed by the Company is utilized at the Dental Centers to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) affiliating with general dental providers that focus on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care;
(iii) facilitating the training of the Dental Center staff, including Coast Dentists and hygienists, in the most efficient techniques for managing the delivery of high volume, quality dental services; and (iv) assisting with the implementation of marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets in the southeastern United States through the addition of internally developed and acquired Dental Centers.

     For the twelve months ended September 30, 1996, the average patient revenue production for the ten Coast Dentists affiliated with the Company for the entire period was approximately $488,000. In addition, for the same period, the Coast Dentists averaged 112 patient visits per week (including hygienist visits). Based upon data contained in the ADA's survey conducted in 1994 and accounting for hygienist visits, the Company believes that Coast Dentists have achieved substantially higher patient revenue production and patient visits than the national average for general practitioners, although there can be no assurance that such industry data is representative of current productivity by the average general dental practitioner. For internally developed Dental Centers, the Company has attained profitability (determined by subtracting from the services and support fee earned by the Company at an internally developed Dental Center the amount of the Company's expenditures incurred at such Dental Center, excluding corporate overhead) in an average of three to four months from opening. Acquired Dental Centers which the Company has managed for at least six months have experienced an average aggregate increase of 14.8% in gross patient revenue in the six month period following the acquisitions of the dental practices as compared to the six month period preceding the acquisition, attributable to increased patient flow resulting from implementation of marketing programs, incremental managed care business and increased operating efficiencies.

     As the Coast Dental Network has grown, an increasing percentage of the Coast Dentist's patient revenue has been derived from a growing managed care patient base. The Coast Dentists began to provide dental services under managed care contracts in 1995 and, for the nine months ended September 30, 1996, managed care business had grown to represent an average of 31% of patient revenue. The Company believes that managed care companies are presently focused on increasing their revenue and gaining market share by offering a full range of health insurance options, including dental insurance. As a result, managed care companies are aggressively seeking to contract with dental providers that offer extensive regional coverage, have the ability to deliver dental services at managed care pricing levels, and possess the necessary management information systems and contract administration expertise. Accordingly, the Coast Dentists enjoy a competitive advantage over sole practitioners and small dental group practices that generally do not have the resources to develop such capabilities or managed care relationships.

                                  THE OFFERING

Common Stock Offered by the Company.........................    2,200,000 shares
Common Stock to be Outstanding after the Offering(1)........    5,700,000 shares
Use of Proceeds.............................................    To finance the addition of internally
                                                                developed and acquired Dental
                                                                Centers; to repay outstanding
                                                                indebtedness; and for general
                                                                corporate purposes. See "Use of
                                                                Proceeds."
Proposed Nasdaq National Market Symbol......................    CDEN

---------------

(1) Excludes an aggregate of 900,000 shares of Common Stock reserved for issuance under the Company's stock plans (the "Plans"), of which options for approximately 186,000 shares have been granted. See "Management -- The Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

     Historical Financial Data. In 1996, the Company added 17 acquired Dental Centers, including one dental office in January 1996, seven dental offices in April 1996 (the "Volusia Acquisition"), three separate acquisitions of single dental offices in September 1996, three dental offices in November 1996 (the "Seminole Acquisition") and three separate acquisitions of single dental offices in December 1996 (referred to collectively as the "Recent Acquisitions"). Each of the Recent Acquisitions was accounted for using the purchase method of accounting, so that the Company's historical statement of operations data include results of operations of the acquired Dental Centers from their respective acquisition dates. See "Business -- Recent Acquisitions" and Notes 4 and 12 to the Notes to Financial Statements of the Company appearing elsewhere in this Prospectus.

     Pro Forma Financial Data. The pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Information of the Company appearing elsewhere in this Prospectus. The Pro Forma Statement of Operations Data presented in the following table for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) issuance of 2,200,000 shares of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share and the application of the net proceeds therefrom (the "Statement of Operations Adjustments"). The Pro Forma Balance Sheet Data presented in the following table at September 30, 1996 give effect to (i) the Seminole Acquisition in November 1996, the three separate acquisitions of single dental offices in December 1996 and the S Corporation Distribution (the "Balance Sheet Adjustments"), and (ii) As Adjusted, the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                                                      NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                     ----------------------------------------   ------------------------------
                                                                   PRO FORMA                        PRO FORMA
                                      1993      1994      1995      1995(1)      1995      1996      1996(1)
                                     -------   -------   -------   ----------   -------   -------   ----------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue......................  $ 1,195   $ 1,868   $ 3,325   $    9,916   $ 2,368   $ 5,342   $    8,813
  Dental Center expenses...........      853     1,433     2,353        7,537     1,787     3,517        6,031
                                     -------   -------   -------   ----------   -------   -------   ----------
  Gross profit.....................      342       435       972        2,379       581     1,825        2,782
  General and administrative
    expenses.......................      306       585       697        1,504       431       718        1,056
  Net income(loss)(2)..............        4      (109)      135          456        60       607        1,002
  Pro forma earnings per
    share(3).......................                                $     0.11                       $     0.25
  Pro forma weighted average shares
    outstanding(3).................                                 3,970,111                        3,970,111
SELECTED OPERATING DATA:
  Number of Dental Centers(4)......        4         8        11                     10        22
  Gross revenue per Dental
    Center(5)......................       NA   $   535   $   590                $   433   $   468
  Number of dental chairs(4).......       22        38        48                     48       103
  Number of Coast Dentists(4)......        4         8        10                     10        25
  Patient visits...................   11,881    19,346    42,005                 30,539    65,392
  Number of patient visits per
    dental chair(6)................      735       736       918                    672       859

                                                                          SEPTEMBER 30, 1996
                                                              -------------------------------------------
                                                                                            PRO FORMA
                                                              ACTUAL    PRO FORMA(7)     AS ADJUSTED(8)
                                                              ------    ------------    -----------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).................................  $ (182)      $ (564)           $13,740
  Total assets..............................................   4,639        6,329             19,350
  Long-term debt, including current maturities..............   2,534        4,734                503
  Stockholders' equity......................................   1,055          545             18,145

---------------

 (1) After giving effect to the Statement of Operations Adjustments, as described above, as if such adjustments had occurred at the beginning of the respective periods presented.

 (2) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented.

 (3) Reflects the pro forma earnings per share assuming an increase in the weighted average number of outstanding shares to the extent necessary to repay the existing indebtedness as described in "Use of Proceeds."

 (4) Presented as of the end of the period.

 (5) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, four Dental Centers are included for the nine months ended September 30, 1995 and eight Dental Centers are included for the nine months ended September 30, 1996.

 (6) Includes only Dental Centers that were open for the entire period.

 (7) After giving effect to the Balance Sheet Adjustments, as described above, as if such adjustments had occurred as of September 30, 1996. See Note 2 to the Notes to Financial Statements of the Company for a description of the S Corporation Distribution.

 (8) After giving effect to the consummation of the Offering and the application of the estimated net proceeds therefrom. See "Selected Pro Forma Financial Data."

                              INDUSTRY INFORMATION

     Unless otherwise indicated, industry information used in this Prospectus is derived from the most recent available American Dental Association ("ADA") Survey Center publications, including "Key Dental Facts," the "1995 Survey of Dental Fees," the "1995 Survey of Dental Practices" and the "1990 Survey of Dental Services Rendered," which represent historical statistics that may not necessarily be representative of current industry statistics. The estimated percentage of general dentistry services performed in the United States is calculated from a table titled "Estimates of Dental Services Completed in 1990 by Private Practitioners, By Dental Specialty" which is contained in the 1990 Survey of Dental Services Rendered and is determined by dividing the total number of services performed by general practitioners by the total number of services performed by all dental practitioners. Information related to the number of practicing dentists and dental practices was obtained from the "1995 Survey of Dental Practices -- Dentists in Solo and Nonsolo Practices" publication and is based upon an ADA survey conducted in 1994. Percentage breakdowns for the number of dentists per dental practice, average annual gross billings and patient visits per week (including hygienist visits) per solo and nonsolo dentists were obtained from the 1995 Survey of Dental Practices published by the ADA in February 1996, which provides nationwide dental industry statistics for 1994. Price comparisons were made by comparing national average fees charged for crowns and dentures, obtained from the 1995 Survey of Dental Fees published in July 1996 which provides national average fees charged per procedure during 1994, to fees charged by the Company for those same procedures during 1996. All ADA surveys are based on a statistically significant stratified random sample of a U.S. sampling frame including 120,394 general practitioners and 26,294 specialists. Results are restricted to responses from dentists who reported that they were in private practice as a primary occupation and had been in their current practice for at least one year. Information in this Prospectus related to estimates made by the National Association of Dental Plans ("NADP(R)") is based upon preliminary estimates from a survey of 80 companies contained in an August 5, 1996 NADP(R) press release.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains forward looking statements that involve risks and uncertainties. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:
(i) potential acquisitions or internal development of Dental Centers and the successful integration of such acquisitions and internally developed Dental Centers into the Coast Dental Network; (ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy; (vi) trends in the health care, dental care and managed care industries; (vii) trends in governmental regulations; and (viii) the declaration and payment of dividends. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences.

     RISKS ASSOCIATED WITH EXPANSION STRATEGY. From its inception in 1992 through 1994, the Company opened eight internally developed Dental Centers. In 1995, the Company added three internally developed Dental Centers. The Company added one internally developed and 17 acquired Dental Centers in 1996. The Company expects to add a combined total of at least 25 internally developed and acquired Dental Centers in 1997. The success of the Company's expansion strategy will depend on factors which include the following:

          Ability to Identify and Consummate Suitable Acquisitions. The Company intends to devote a substantial amount of time and expense in attempting to acquire the assets of suitable dental practices. Identifying appropriate acquisitions and proposing, negotiating and consummating acquisitions can be a lengthy and costly process. Furthermore, the Company may compete for acquisition opportunities with companies that have greater resources than the Company. There can be no assurance that suitable acquisition candidates are available or can be identified or that acquisitions can be consummated on terms favorable to the Company.


          Integration of Acquisitions. Acquisitions require the Company to attract and retain competent and experienced management personnel and require the implementation of reporting and tracking systems, management information systems and other operating systems. There can be no assurance that the Company will be able to attract suitable management or other personnel or effectively implement the Company's operating systems. Further, the Company's financial results in fiscal quarters immediately following a material acquisition may be adversely impacted while the Company attempts to integrate the acquired Dental Center. While full integration of an acquired Dental Center generally takes approximately six months, there can be no assurance that there will not be substantial unanticipated costs or problems associated with the integration effort. During the first few months after an acquisition, the Company's expenses related to the acquired Dental Center may exceed the revenues it realizes from the acquired Dental Center and according any such acquisitions may have a negative effect on the Company's operating results. As the Company pursues its expansion strategy, there can be no assurance that the Company will be able to continue to successfully integrate acquired Dental Centers and any failure or inability to do so may have a material adverse effect on the Company's results of operations or financial condition and the Company's ability to implement its expansion strategy.



          Ability to Internally Develop Dental Centers. The Company intends to devote a substantial amount of time and expense in identifying locations in suitable markets for the development of new internally developed Dental Centers. Identifying locations in suitable geographical markets and negotiating the necessary leases can be a lengthy and costly process. Furthermore, the Company will need to provide the new facility with the appropriate equipment, furnishings, materials and supplies. The average cost to the Company to open an internally developed Dental Center has been approximately $125,000. Additionally, the new internally developed Dental Center must be staffed with a suitable dentist employed by the Coast Florida P.A. The Company will be required to obtain the consent of the Coast Florida P.A., or a Coast P.A., prior to adding an internally developed Dental Center. Since an internally developed Dental Center may be staffed with a dentist with no previous patient base, significant advertising and marketing expenditures may be required to attract patients. There can be no assurance that an internally developed Dental Center will ever become profitable for the Company.

          Availability of Funds for Expansion Strategy. The Company's expansion strategy will require that substantial capital investment and adequate financing be available to the Company. Capital is needed not only for the acquisition of assets of dental practices, but also for the internal development of Dental Centers, integration of operations and the addition of equipment and technology. The Company currently believes that the net proceeds from this Offering, cash flow from operations and borrowings available under the Company's bank credit facility will be adequate to meet the Company's anticipated capital needs through 1997. After 1997, the Company may be required to obtain financing through additional borrowings or the issuance of additional equity or debt securities which could have any adverse effect on the value of the shares of Common Stock of the Company. There can be no assurance that the Company will be able to obtain such financing or that, if available, such financing will be on terms acceptable to the Company. Any inability of the Company to obtain suitable additional financing could cause the Company to change its expansion strategy which could have a material affect on the Company.

          Ability to Manage Dental Centers. The success of the Company's expansion strategy will depend on the Company's ability to effectively manage an increasing number of new Dental Centers while continuing to manage existing Dental Centers. The addition of new Dental Centers through acquisitions and internal development may impair the Company's ability to efficiently and successfully provide its management services to the Dental Centers and to also adequately manage and supervise the Company's employees. The Company expects to add at least 25 Dental Centers in 1997 which would bring the total number of Dental Centers managed by the Company to 54 Dental Centers by the end of 1997. The Company has no experience in managing such volume of Dental Centers and the Company's future results could be materially adversely affected if it is unable to effectively manage such number of Dental Centers.

     STATE LAW RESTRICTIONS ON THE COMPANY'S ACQUISITIONS. The laws of certain states, including Florida, prohibit non-dentist entities from practicing dentistry or exercising control over dentists and dental hygienists. As a result, the Company only acquires those assets of a dental practice which are allowable by law, which generally includes all of the assets of the dental practice except for patient lists, patient records and related assets which are acquired by the Coast Florida P.A. The purchase price of the dental practice acquisitions are allocated so that the Coast Florida P.A. pays for the patient list, patient records and related assets while the Company pays for the remaining assets. The dentist from whom the dental practice is acquired is employed by the Coast Florida P.A. Florida law prohibits the Company from employing dentists or dental hygienists. While the Company purchases all equipment and materials used in the dental practice, the dentist and the Coast Florida P.A. maintain complete care, custody and control of all of the equipment and materials used in the practice of dentistry as required by Florida law. There can be no assurance that the Company will not be further restricted from acquiring certain assets of the dental practices under the laws of the State of Florida or under the laws of any other states in which the Company may desire to operate in the future. Such restrictions could have a material adverse affect on the Company.

     RELIANCE ON THE REVENUES OF THE COAST FLORIDA P.A. The Company's revenue depends on revenue generated by the Coast Dentists employed by the Coast Florida P.A. In fiscal year ended December 31, 1995, 100% of the Company's revenue was attributable to management fees paid by the Coast Florida P.A. There can be no assurance that the Coast Florida P.A. and the Coast Dentists will continue to maintain successful dental practices, that the Services and Support Agreement will not be terminated or that the Coast Dentists will continue to be employed by the Coast Florida P.A. The Company has, in the State of Florida, no intention of entering into services and support agreements with other entities. Under the Services and Support

Agreement, the Company has agreed with the Coast Florida P.A. that it will not provide services and support for any other dental practice in the market area where the Dental Centers are located without first obtaining the express written consent of the Coast Florida P.A.


     DEPENDENCE ON THE COAST FLORIDA P.A. AND THE COAST DENTISTS. The Company receives fees for services provided to the Coast Florida P.A. under a services and support agreement, but does not employ dentists or hygienists or control the practices of the Coast Dentists. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the Services and Support Agreement is essential to the Company's long term success. Under the current Services and Support Agreement, the Company receives a monthly fee from the Coast Florida P.A. equal to 76.0% of the Dental Centers' gross revenue. Prior to October 1, 1996, the services and support fee paid by the Coast Florida P.A. to the Company averaged 78.5% of the Dental Centers' gross revenue from which the Company pays the operating expenses incurred by the Coast Florida P.A. excluding certain costs incurred by the Coast Florida P.A. As a result of the change in the services and support fee, there can be no assurance that the prior economic performance of the Company will be indicative of future results. The Company pays all of the operating and nonoperating expenses incurred by the Coast Florida P.A. at the Dental Centers, except for the salaries and benefits of the Coast Dentists and hygienists, federal and state income taxes, bad debt and other expense designated as an expense of the Coast Florida P.A. Any material loss of revenue by the Coast Florida P.A. would have a material adverse effect on the Company. In the event of a breach of the Services and Support Agreement by the Coast Florida P.A., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. See "Business -- Services and Support Agreement."


     POTENTIAL CONFLICTS OF INTEREST OF THE COMPANY'S PRESIDENT AND CHIEF OPERATING OFFICER RELATING TO THE COAST FLORIDA P.A. The Company's President, Chief Operating Officer and Director, Dr. Adam Diasti, is the sole owner of the Coast Florida P.A. Dr. Diasti is the brother of the Company's Chairman and Chief Executive Officer, Terek Diasti, and Vice President of Operations, Tim Diasti. As a result of Dr. Diasti's ownership of Coast Florida P.A. and his family relationships, potential conflicts of interest may arise in certain matters including, but not limited to, matters related to the Services and Support Agreement. Although Dr. Diasti has a fiduciary duty to the Company, there can be no assurances that the Company will not be affected by matters in which Dr. Diasti has a potential conflict of interest. The Company believes, however, that the terms of the Services and Support Agreement, including the management fee, are fair to the Company and on terms no less favorable to the Company than would have been reached through arm's-length negotiations with an unrelated third party. In addition, the Company and Dr. Diasti have entered into a stock transfer and pledge agreement whereby upon the death or disability of Dr. Diasti or a breach by Dr. Diasti or the Coast Florida P.A. of the Services and Support Agreement with the Company, the Company may require Dr. Diasti to sell his ownership interest in the Coast Florida P.A. to a third party designated by the Company at fair market value. Under the stock transfer and pledge agreement, Dr. Diasti is permitted to sell his ownership interest in the Coast Florida P.A. provided that the purchaser agrees to be bound by the terms of the stock transfer and pledge agreement. The Company has established an audit committee with two independent directors as members effective upon completion of the Offering who will review and approve any transactions with Dr. Diasti or the Coast Florida P.A. in the future including any amendments or modifications to the Services and Support Agreement. See "Business -- Services and Support Agreement," "Management" and "Certain Transactions".

     LIMITED OPERATING HISTORY. The Company has been providing dental practice management services since May of 1992. Although the Company currently provides management services for 29 Dental Centers, the Company has been providing management services to 18 of the Dental Centers for a period of less than one year. Historically, the Company's current liabilities have exceeded its current assets but there can be no assurance that the Company will have sufficient liquidity to implement its expansion plans. Prior to April 1996, the Company provided dental practice management services exclusively in the Tampa Bay, Florida area and the Company currently provides its services in a limited geographic area.


     OBLIGATIONS OF THE COAST FLORIDA P.A. The Company has previously loaned capital to the Coast Florida P.A. to enable the Coast Florida P.A. to purchase patient lists and related assets and may continue to do so in the future. Additionally, the Company has loaned certain funds to the Coast Florida P.A. under the Services and Support Agreement for certain expenses of the Coast Florida P.A. and may do so in the future. Since January 1, 1996, the Coast Florida P.A. has acquired the patient lists and the related assets for eight existing dentist's practices, located in 16 existing dental offices. As a result of these acquisitions, the Coast Florida P.A. has accumulated an obligation to pay $1,069,000 in acquisition debt consisting of principal and interest obligations declining from $393,723 for 1997 to $164,276 for 2001. Pursuant to its arrangement with the Company, the Coast Florida P.A. has retained the agreed upon sums of $34,750, $50,000, $44,833 and $55,708 for the years ending December 31, 1993, 1994 and 1995 and the nine month period ended September 30, 1996. Through December 31, 1996, the Company had advanced $227,000 to Coast Florida P.A. in order to enable to repay a portion of such acquisition debt. A material failure of the Coast Florida P.A. to pay its current and future debts as they become due could have a material adverse effect on the business of the Company and its ability to expand.



     DENTIST REMEDIES REGARDING ACQUISITION DEBT. If the Coast Florida P.A. defaults on notes it has issued to certain of the Coast Dentists in connection with certain acquired Dental Centers and those Coast Dentists were to exercise their remedies under the acquisition documents, there could be an adverse effect on the continued operations of the Company at those Dental Centers as well as an adverse effect on the revenues of the Company. In the event of such default by the Coast Florida P.A., four Coast Dentists (who accounted for an aggregate of $4,345,905 of the Company's 1995 pro forma net revenue) could avail themselves of a remedy resulting in the release from their covenants not to compete. Furthermore, in the event of such default, two of the Coast Dentists (who accounted for an aggregate of $3,425,056 of the Company's 1995 pro forma net revenue) who could be excused from their covenants not to compete and three additional Coast Dentists (who accounted for an aggregate of $3,574,758 of the Company's 1995 pro forma net revenue) could avail themselves of a remedy regaining ownership of patient lists and related assets acquired by the Coast Florida P.A. Pursuant to a second priority security interest, one Coast Dentist (who accounted for an aggregate of $190,070 of the Company's 1995 pro forma net revenue) could regain ownership of the assets of his dental practice purchased by the Company. Any such exercise of remedies by Coast Dentist and resulting loss of revenue by the Company could have a material adverse effect on the continued operations of the Company as well as the revenues of the Company. Included in the Company's September 30, 1996 pro forma balance sheet are intangible assets totalling $3,084,677 relating to the acquisitions of the dental practices of the above dentists, which could be written off by the Company as a result of the Coast Florida P.A.'s default on its payments to such dentists. See "Risk Factors -- Risks Related to Intangible Assets," "Management's Discussion of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Certain Information on the Coast Florida P.A." and "Certain Transactions."


     GOVERNMENT REGULATIONS. Business arrangements between dentists and business corporations that provide practice management services are regulated extensively at the state and federal levels, including regulation in the following areas:

          Corporate Practice of Dentistry. The laws of many states prohibit corporations that are not owned entirely by dentists from employing dentists (and in some states, dental hygienists and dental assistants), having control over clinical decision-making, or engaging in other activities that are deemed to constitute the practice of dentistry. Florida law specifically prohibits non-professional corporations from employing dentists and dental hygienists, exercising control over patient records, and making decisions relating to clinical matters, office personnel, hours of practice, pricing, credit, refunds, warranties and advertising. The Company does not employ dentists or dental hygienists and does not exercise control over any prohibited areas. While Dr. Adam Diasti, the sole shareholder of Coast Florida P.A., is also a shareholder, director and officer of the Company, he acts independently when making decisions in these areas on behalf of Coast Florida P.A., and the Company has no control over his decisions in these areas.

          Some states, including Florida, also prohibit non-professional corporations from owning, maintaining or operating an office for the practice of dentistry. These laws have generally been construed to permit arrangements under which the dentists are not employed by or otherwise controlled as to clinical matters by the party supplying facilities and non-professional services. Florida law specifically requires that dentists or their professional corporations maintain complete care, custody and control of all equipment and materials used in the practice of dentistry. The Services and Support Agreement between the Company and Coast Florida P.A. expressly provides that the Company shall not exercise control over any matters that would violate the requirements of Florida law.

          Fee-Splitting and Anti-kickback Laws.

             State Law. Many states also prohibit "fee-splitting" by dentists with any party except other dentists in the same professional corporation or practice entity. In most cases, these laws have been construed as applying to the practice of paying a portion of a fee to another person for referring a patient or otherwise generating business, and not to prohibit payment of reasonable compensation for facilities and services (other than the generation of referrals), even if the payment is based on a percentage of the practice's revenues. The Florida fee-splitting law prohibits paying or receiving any commission, bonus, kickback, or rebate, or engaging in any split-fee arrangement in any form with a dentist for patient referrals to dentists or other providers of health care goods and services. According to a Florida court of appeals decision interpreting this law, it does not prohibit a management fee that is based on a percentage of gross income of a professional practice if the manager does not refer patients to the practice.

             In addition, most states have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services.

             Federal Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by a federal program. For this reason, the Services and Support Agreement provides that the Company will not engage in direct marketing to potential sources of business, but will only assist Coast Florida, P.A. personnel in these endeavors by providing training, marketing materials and technical assistance.

          Advertising Restrictions. Many states, including Florida, prohibit dentists from using advertising which includes any name other than their own, or from advertising in any manner that is likely to lead a person to believe that a nondentist is engaged in the practice of dentistry. The Services and Support Agreement provides that all advertising shall conform to these requirements. Florida law also requires all advertising to identify the Florida dentist who assumes total responsibility for the advertisement and may not include the name of a person who is not either actually involved in the practice of dentistry at the advertised location or an owner of the practice being advertised. All of the advertisements include the name of Dr. Adam Diasti who owns the dental practice through the Coast Florida P.A.

          Limitations on Delegation. Some states, including Florida, regulate the manner in which dentists delegate certain tasks to nondentists. In Florida, if a dentist uses a nonlicensed person to prepare orthodontic or prosthetic devices such as dentures, certain record keeping requirements must be met. The Company follows these requirements whenever such activities are performed by its employees.

     These laws have civil and criminal penalties. Shumaker, Loop & Kendrick, LLP, counsel for the Company, has advised the Company that the Services and Support Agreement is consistent with the Florida and federal legal requirements discussed above, so long as the fees paid to the Company do not exceed reasonable levels for the facilities and services provided, and the Company believes that the fee arrangement under the Services and Support Agreement is reasonable. Nonetheless, these laws have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The Company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. For these reasons, there can be no assurance that review of the Company's business arrangements or the operation of the Dental Centers will not result in determinations that adversely affect the Company's operations or that the long-term Services and Support Agreement or certain of its provisions will not be held invalid and unenforceable. In addition, these laws and their interpretation vary from state to state. The laws and regulations of certain states into which the Company seeks to expand may require the Company to change the form of relationships entered into with dentists in a manner that restricts the Company's operations in those states. See "Business -- Governmental and State Regulations."

     NON-COMPETITION COVENANTS. The Services and Support Agreement requires the Coast Florida P.A. to use its best efforts to enter into employment agreements with the Coast Dentists that include covenants not to compete with Coast Florida P.A. for a period of two years after termination of employment, and which require the dentists to pay certain specified amounts to Coast Florida P.A. if this provision is breached. In most states, including Florida, a covenant not to compete will be enforced only to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement, does not unreasonably restrain the party against whom enforcement is sought, and is not contrary to the public interest. This determination is made based on all the facts and circumstances of the specific case at the time enforcement is sought. For this reason, one cannot predict with certainty whether a court will enforce such a covenant in a given situation. In addition, no judicial precedents have addressed whether a management company's interest under a management agreement will be viewed as the type of protectable business interest that would permit it to enforce such a covenant or to require the Coast Florida P.A. to enforce such covenants against the Coast Dentists. Furthermore, liquidated damages provisions will not be enforced unless the court determines that the amount is a reasonable estimate of actual damages that would be difficult to ascertain exactly. Since the intangible value of the Services and Support Agreement depends primarily on the ability of Coast Florida P.A. to preserve its business, which could be harmed if employed dentists went into competition with Coast Florida P.A., a determination that these provisions will not be enforced could have a significant adverse impact on the Company. See Business -- Services and Support Agreement.

     COMPETITION. The Company must compete with other companies which seek to acquire the allowable business assets of, provide management and other services to, and affiliate with existing dental practices. The Company is aware of several other companies which are actively engaged in businesses similar to that of the Company, some of which have substantially greater financial resources and longer operating histories than the Company and are located in areas where the Company may seek to expand in the future. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company and there can be no assurance that the Company will be able to compete effectively with such companies. The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The Coast Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of these dentists have more established practices in their markets. There can be no assurance that the Coast Dentists will be able to compete effectively with such other dentists. See "Business -- Competition."

     RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS AND CAPITATED FEE ARRANGEMENTS. As an increasing percentage of the population is covered by managed care organizations that provide dental coverage, the Company believes that its success will, in part, be dependent upon its ability to assist the Coast Florida P.A. in negotiating contracts with HMOs and health insurance companies and other third party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Managed care contracts accounted for 31% of the Coast Florida P.A.'s revenue for the nine month period ended September 30, 1996. Most of these contracts are for one year terms which automatically renew and are terminable by either party on 90 days notice. Under some of these agreements, the health care provider may accept a pre-determined amount per month per patient in exchange for providing all necessary covered services to the patients covered under the agreement. These contracts pass much of the risk of providing care from the payor to the provider. The Company has limited experience in managing capitated fee arrangements and there can be no assurance that the Company will be successful in managing such arrangements. The proliferation of these contracts in markets served by the Company could result in greater predictability of revenue, but less certainty with respect to profitability. There can be no assurance, however, that the Coast Florida P.A. will be able to negotiate satisfactory arrangements on a risk-sharing or "capitated basis". In addition, to the extent that patients or enrollees covered by these contracts require, in the aggregate, more frequent or extensive care than is anticipated, operating margins may be reduced or the revenue derived from these contracts may be insufficient to cover the costs of the services provided. In such circumstances, the Company could incur losses. Any such reduction of earnings or losses could have a material adverse affect on the Company's results of operations. See "Business -- Governmental and State Regulations."

     RISKS ARISING FROM HEALTH CARE REFORM. There can be no assurance that the laws and regulations of the states in which the Company operates will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Dental Centers. Federal and state governments are currently considering various types of health care initiatives and comprehensive revisions to the health care and health insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on the Company's financial condition and results of operations. It is uncertain what legislative programs, if any, will be adopted in the future, or what actions Congress or state legislatures may take regarding health care reform proposals or legislation. In addition, changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payments for the services of the Coast Dentists. See "Business -- Governmental and State Regulations".

     COST CONTAINMENT AND REIMBURSEMENT TRENDS. The Company estimates that 51% of the revenue of the Coast Florida P.A. are derived from government sponsored health care programs and private third-party payors. The health care industry has experienced a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. The Company believes that these trends may result in a reduction from historical levels in per patient revenue of the Dental Centers. Further reductions in payments to dentists or other changes in reimbursement for health care services could have an adverse affect on the Company's revenue, unless the Dental Centers is otherwise able to offset such payment reductions. There can be no assurance that any of the reduced revenues and operating margins could be offset through cost reductions, increased volume, introduction of new procedures or otherwise. See "Business -- Governmental and State Regulations."

     RISKS OF PROVIDING DENTAL SERVICES. The Coast Dentists provide dental services to the public and are exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. The Company does not control the practice of dentistry by the Coast Dentists or the compliance with regulatory and other requirements directly applicable to the Coast Dentists and their practices. Each Coast Dentist has undertaken, however, to comply with all applicable regulations and requirements, and the Company is indemnified under its Services and Support Agreement for claims against the Company arising from the performance of dental services provided by the Coast Dentists. The Company maintains liability insurance for itself and is named as an additional insured party on the liability insurance policy of the Coast Dentists. In addition, under the Services and Support Agreement, the Coast Florida P.A. is required to indemnify the Company for losses or liability relating to claims against the Coast Dentists. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful and, if successful, will not exceed the limits of available insurance coverage, that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business -- Services and Support Agreement."

     RISKS OF BECOMING SUBJECT TO LICENSURE. Federal and state laws regulate insurance companies, HMOs and certain other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. In most states, including Florida, these laws do not apply to discounted fee-for-service arrangements. These laws also do not generally apply to networks that are paid on a "capitated" basis, i.e. based on the number of covered persons the network is required to serve without regard to the cost of service actually rendered, unless the entity with which the network provider is contracting is not a licensed health insurer or HMO. There are exceptions to these rules in some states. For example, certain states require a license for a capitated arrangement with any party unless the risk-bearing entity is a professional corporation that employs the professionals. The Company believes that it is in compliance with the laws of the State of Florida with respect to the operation of the Dental Centers and the Company in Florida, but there can be no assurance that interpretations of these laws by the regulatory authorities in Florida or in the states in which the Company expands will not require licensure or a restructuring of some or all of the Company's operations. In the event that the Company is required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits the Company to continue to operate while the licensure process is progressing, the Company could experience a material adverse change in its business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which the Company may not immediately be able to meet. Further, once licensed, the Company would be subject to continuing oversight by and reporting to the respective regulatory agency. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory framework. Any limitation on the Company's ability to expand could have an adverse effect on the Company. See
"Business -- Governmental and State Regulations."

     RISKS ASSOCIATED WITH REGULATION OF MANAGED CARE CONTRACTS BY STATE INSURANCE LAWS. There are state insurance law regulatory risks associated with the Company's role in negotiating and administering managed care contracts on behalf of the Coast Florida P.A. State insurance laws are subject to broad interpretation by regulators and, in some states, state insurance regulators may determine that the Company or the Coast Florida P.A. is engaged in the business of insurance because of the capitation features contained in managed care contracts. In the event that the Company or the Coast Florida P.A. is determined to be engaged in the business of insurance, the Company could be required to either seek licensure as an insurance company or change the form of its relationships with the third-party payors. There can be no assurances that the Company's operations would not be adversely affected if the Company or the Coast Dental P.A. were to become subject to state insurance regulations. See "Governmental and State Regulations."

     DEPENDENCE ON KEY INDIVIDUALS. The success of the Company is dependent upon the continued services of the Company's senior management. The loss of the services of one or more of these individuals, including the Company's Chairman and Chief Executive Officer, Terek Diasti; its President, Chief Operating Officer and sole owner of the Coast Florida P.A., Adam Diasti; or its Chief Financial Officer, Joseph R. Smith, could have a material adverse effect on the Company. The Company believes that its future success will also depend in part upon its ability to attract and retain qualified management personnel. Competition for such personnel is intense and the Company competes for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."


     CONTROL BY PRINCIPAL STOCKHOLDER. Upon completion of the Offering, Terek Diasti, Adam Diasti and Tim Diasti, through the Diasti Nevada Family Limited Partnership, will own approximately 51.0% of the outstanding shares of Common Stock. Accordingly, these individuals, as a group, will have the ability to control all matters requiring stockholder approval, including the election of the Company's directors and any amendments to the Company's Certificate of Incorporation and Bylaws, and to control the business of the Company. Such control could preclude any acquisition of the Company and could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."


     RISKS RELATED TO INTANGIBLE ASSETS. The Company's pro forma total assets reflect substantial intangible assets in the form of non-compete agreements and dental service agreements. These intangible assets are being amortized over their expected useful lives. There can be no assurance that the value of such intangible assets will ever be realized by the Company. The dental service agreements amount is being amortized on a straight-line basis over 25 years and the non-compete agreements amount is being amortized on a straight-line basis over nine years. The Company's policy is to evaluate on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any future determination requiring the write-off of a significant portion of such unamortized assets would adversely affect the Company's results of operations. See Unaudited Pro Forma Combined Financial Information of the Company.


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have outstanding 5,700,000 shares of Common Stock, of which the 2,200,000 shares sold in the Offering and an additional 105,000 shares will be freely tradeable without restriction or further registration under the Securities Act of

1933 (the "Securities Act"). The remaining 3,395,000 shares (the "Restricted Shares") are subject to certain restrictions described below. Holders of 3,255,000 of the Restricted Shares will be eligible to sell a portion of such shares pursuant to Rule 144 ("Rule 144") under the Securities Act beginning in 90 days following the completion of this offering, subject to manner of sale, volume, notice and information requirements of Rule 144. Notwithstanding the eligibility of certain shares to be sold following the completion of the Offering, such shares are subject to certain additional restrictions on transfer pursuant to certain agreements described below. Holders of the 140,000 remaining Restricted Shares will be eligible to sell a portion of such shares pursuant to Rule 144 beginning in April 1998. See "Shares Eligible for Future Sales."


     The Company and its executive officers and directors have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers affected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements (the "Lock-up Agreements") and except for sales made by Selling Stockholders pursuant to options granted to the Underwriters to purchase an additional 330,000 shares to cover over-allotments, if any. Sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."


     Additionally, the Company intends to file several registration statements under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Plans. The Company expects to file these registration statements promptly following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements relating to shares held by executive officers. See "Management" and "Shares Eligible for Future Sale."

     Following the Offering the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution, approximately $6.37 per share, in the net tangible book value per share of Common Stock from the assumed initial public offering price. See "Dilution."

     NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active public market for the Common Stock will develop or, if a trading market does develop, continue after the Offering. The initial public offering price will be determined by negotiations among the Company and the representatives (the "Representatives") of the Underwriters. See "Underwriting" for a description of the factors that will be considered in determining the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the

Common Stock following the Offering. Any such fluctuations that occur following completion of the Offering may adversely affect the market price of the Common Stock.

     CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions in the Company's Certificate of Incorporation and Bylaws and Delaware law may make a change in control of the Company more difficult to effect, even if a change in control were in the stockholders' interest. Such provisions include certain supermajority voting requirements contained in the Company's Certificate of Incorporation. The Company's Certificate of Incorporation also provides that the Board of Directors is divided into three classes of directors, elected for staggered three-year terms. In addition, the Company's Certificate of Incorporation allows the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enables the Board of Directors to inhibit the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

     The Company has entered into employment agreements with three executive officers. Such agreements require the Company to pay certain amounts to such employees upon their termination following certain events including a change in control of the Company. Such agreements may inhibit a change in control of the Company. See "Management -- Employment Agreements."

     RESTRICTIONS ON PAYMENT OF DIVIDENDS. The Company's current bank credit facility places certain restrictions on the future payment of dividends. Although the current credit facility will be paid off from the proceeds of the Offering, the Company expects to enter into a new credit facility which is expected to impose similar restrictions on the Company's payment of dividends. Furthermore, the Company currently intends to retain all future earnings for the operation and expansion of its business and, accordingly, the Company does not anticipate that any dividends will be declared or paid for the foreseeable future. See "Dividend Policy."

     ANTITRUST. The Company and its associated professional associations are subject to a range of antitrust laws that prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and divisions of markets. Among other things, these laws limit the ability of the Company to enter into services and support agreements with separate practice groups that compete with one another in the same geographic market. This does not apply to dentists within the same practice group, such as the Coast Florida P.A. In addition, these laws prevent acquisitions of practices that would be integrated into existing professional groups such as the Coast Florida P.A. if such acquisitions substantially lessen competition or tend to create a monopoly.

                                  THE COMPANY

     The Company was incorporated in August 1992 as Sunshine Health Services Inc., a Florida corporation, and changed its name to Coast Dental, Inc. ("CDI") in August 1994. Effective March 31, 1996, CDI was merged into Coast Dental Services, Inc., a Delaware corporation, for the purpose of reincorporating the Company in the State of Delaware and changing its corporate name. See Note 1 to the Financial Statements of the Company. The Company obtains its revenue from the Coast Florida P.A. for providing management services and support to the general dentistry practices at the Dental Centers.

     As of January 1, 1997, the Company was managing 29 Dental Centers located in central Florida, 12 of which were internally developed and 17 of which were acquired. The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995 and one in 1996. The Company added 17 acquired Dental Centers in 1996, including a single dental office in January 1996, seven dental offices in April 1996 through the Volusia Acquisition, three separate single dental offices in September 1996, three dental offices in November 1996 through the Seminole Acquisition, and three separate single dental offices in December 1996. The total purchase prices for the Volusia Acquisition and the Seminole Acquisition were $1.8 million and $2.5 million, respectively, and the purchase prices for the other acquisitions completed in 1996 aggregated approximately $1.0 million. See Notes 4 and 12 to Notes to Financial Statements of the Company and the Unaudited Pro Forma Combined Financial Information of the Company.

     The address of the Company's executive offices is 6200 Courtney Campbell Causeway, Suite 690, Tampa, Fl. 33607 and its telephone number is (813) 288-1999.

          RELATIONSHIP BETWEEN THE COMPANY AND THE COAST FLORIDA P.A.

     The Company provides management services to 29 Dental Centers located in central Florida pursuant to the Services and Support Agreement with the Coast Florida P.A., which is wholly owned and controlled by Dr. Adam Diasti. The Coast Florida P.A. receives its revenue from payments by or for the account of patients, while the Company receives fees from the Coast Florida P.A. for providing management services and support to the Dental Centers pursuant to the Services and Support Agreement. The Coast Dentists and dental hygienists practicing in the Dental Centers are employed and compensated by the Coast Florida P.A. The Company employs and compensates all administrative and support staff, including receptionists, office managers and dental assistants located in each Dental Center.

     The Company provides management and administrative functions to the Dental Centers thus allowing the Coast Dentists to focus exclusively on the provision of general dental care. The Coast Florida P.A. maintains full control over the dental practices of the Coast Dentists and sets prices for all dental services. The Coast Florida P.A. makes all final decisions regarding advertising and marketing programs related to its practices while the Company assists in the development and implementation of advertising and marketing programs. The Company purchases all non-dental inventory and supplies and, as directed by the Coast Florida P.A., all dental inventory and supplies for each Dental Center.

     The Company assists in marketing the Coast Dental Network to HMOs, health insurance companies and other third party payors who have an established presence in regional markets served, or expected to be served, by the Coast Florida P.A. The Company assists the Coast Florida P.A. in negotiating managed care contracts with managed care companies, to be entered into by, and at the sole discretion of, the Coast Florida P.A.

     The Company has expanded and expects to continue to expand through the addition of internally developed and acquired Dental Centers. When the Company acquires an existing dental office, the Company acquires the assets to the extent permitted by law. Typically, the Company acquires the dental office lease as well as all dental and office equipment. The Coast Florida P.A. acquires the patient lists, patient records and related assets, and enters into an employment agreement with the acquired practice's dentists and hygienists to staff the Dental Center. Of the 17 acquired Dental Centers, 23 dentists located at the acquired practices have continued as employees of the Coast Florida P.A. In addition, all dentists practicing at an acquired Dental Center become subject to the Services and Support Agreement. The Company also opens internally developed Dental Centers in conjunction with the Coast Florida P.A. which Dental Centers also become subject to the Services and Support Agreement. When opening internally developed Dental Centers, the Company provides the dental office and all the necessary equipment and support staff while the Coast Florida P.A. provides dentists and dental hygienists. The patient lists and records are the property of the Coast Florida P.A.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company, at an assumed initial public offering price of $9.00 per share, are estimated to be approximately $17.6 million (after deducting underwriting discounts and commissions and estimated offering expenses).


     The Company intends to use the net proceeds from the Offering as follows:
(a) an aggregate of $12.0 million to finance the expansion of the Company through the addition of internally developed Dental Centers and acquired Dental Centers; (b) an aggregate of approximately $4.1 million to repay outstanding indebtedness as follows: (i) $1.1 million of notes payable to banks utilized as consideration for acquisitions by the Company, which bear interest at rates currently ranging between 9.25% and prime plus 2% per annum and mature from November 1997 to February 2000, (ii) notes payable of $1.1 million issued as part of the consideration for the Volusia Acquisition, which bear interest at 9% per annum and mature at various dates through October 2003, (iii) notes payable of $1.3 million issued as part of the consideration for the Seminole Acquisition, which bear interest at 8% per annum and mature November 1, 2001,
(iv) notes payable of $345,000 as part of the consideration for the addition of six acquired Dental Centers occurring after June 30, 1996, which bear interest at rates ranging between 8% and 9% per annum and mature at October 2001, and (v) $220,000 of equipment lease obligations, which bear interest at rates currently ranging between 15% and 21% per annum; and (c) the balance of approximately $1.5 million for miscellaneous working capital and general corporate purposes. Terek Diasti and Adam Diasti provided personal guarantees in connection with certain indebtedness being repaid with the net proceeds from the Offering, and such guarantees will be released upon such repayment. See "Certain Transactions." Pending such uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government.


     If the Underwriters' over-allotment options are exercised, the Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company has not paid or declared any dividends since its inception other than distributions of $141,146 to stockholders for taxable income earned by the Company through September 30, 1996 as an S Corporation. In addition, the Company intends to distribute to stockholders, out of its available cash balances, sufficient cash to pay federal income taxes on the earnings of the Company through the date of the closing of the Offering, as described in Note 2 to Notes to Financial Statements. At September 30, 1996, the amount of such distribution would have been approximately $338,000. The Company currently intends to retain all future earnings for the operation and expansion of its business and, accordingly, the Company does not anticipate that any dividends will be declared or paid on the Common Stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's current bank credit facilities place certain restrictions on the future payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, (i) on an actual basis, (ii) on a pro forma basis to give effect to the Seminole Acquisition in November 1996, the acquisitions of three separate single dental offices in December 1996 and the payment of the S Corporation Distribution, and (iii) as adjusted for the issuance of 2,200,000 shares of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, which are estimated to be approximately $17.6 million (after deducting underwriting discounts and commissions and estimated offering expenses). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Unaudited Pro Forma Combined Financial Information and related Notes thereto included elsewhere in this Prospectus.

                                                                      SEPTEMBER 30, 1996
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                              ACTUAL    PRO FORMA    AS ADJUSTED
                                                              ------    ---------    -----------
                                                                        (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligations...............................................  $  540     $  584        $    --
                                                              ======     ======        =======
Long-term debt and capital lease obligations................  $1,994     $4,150        $   503
                                                              ------     ------        -------
Stockholders' equity(1):
  Common Stock: $.001 par value; 50,000,000 shares
     authorized, 3,500,000 shares outstanding and 5,700,000
     shares outstanding, pro forma as adjusted..............       3          3              5
  Additional paid-in capital................................      25        542         18,140
  Retained earnings.........................................   1,027         --             --
                                                              ------     ------        -------
       Total stockholders' equity...........................   1,055        545         18,145
                                                              ------     ------        -------
          Total capitalization..............................  $3,049     $4,695        $18,648
                                                              ======     ======        =======

---------------

(1) Excludes 900,000 shares of Common Stock reserved for future issuance pursuant to the Plans. At September 30, 1996, options to purchase 116,243 shares of Common Stock have been granted under the Plans which are exercisable at the Offering price, none of which are presently exercisable. See "Management -- The Plans," "Shares Eligible for Future Sale," and Note 12 to the Notes to Financial Statements of the Company.

                                    DILUTION

     Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. At September 30, 1996, the pro forma net tangible book value (deficit) of the Company was $(2.5 million), or $(0.71) per share. Pro forma net tangible book value per share is determined by dividing the Company's net tangible book value (tangible assets less total liabilities, after giving effect to the three dental offices acquired in November 1996, the three separate single dental centers acquired in December 1996, and the S Corporation Distribution as if they occurred as of September 30, 1996) by the number of shares of Common Stock outstanding. After giving effect, as of such date, to the sale of 2,200,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company would have been $15.0 million or $2.63 per share. This represents an immediate increase in pro forma net tangible book value of $3.34 per share to existing stockholders and an immediate dilution in net tangible book value of $6.37 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price.......................                $9.00
  Net tangible book value (deficit) at September 30,
     1996(1)................................................  $ (0.71)
                                                              -------
  Increase attributable to new investors....................     3.34
                                                              -------
Pro forma net tangible book value after the Offering........                 2.63
                                                                            -----
Dilution in net tangible book value to new investors........                $6.37
                                                                            =====

     The following table sets forth, on a pro forma basis at September 30, 1996, the differences between the existing stockholders and the new investors purchasing shares in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share at an assumed initial public offering price of $9.00 per share, without giving effect to the underwriting discounts and commissions and offering expenses:

                                       SHARES PURCHASED      TOTAL CONSIDERATION
                                      -------------------   ---------------------   AVERAGE PRICE
                                       NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                      ---------   -------   -----------   -------   -------------
Existing stockholders...............  3,500,000     61.4%   $   545,405      2.7%      $ 0.16
                                      ---------    -----    -----------    -----
New investors.......................  2,200,000     38.6     19,800,000     97.3         9.00
                                      ---------    -----    -----------    -----
          Total(1)..................  5,700,000    100.0%   $20,345,405    100.0%
                                      =========    =====    ===========    =====

---------------


(1) Excludes 900,000 shares of Common Stock reserved for issuance under the Plans. To the extent that such stock options are eventually exercised, there may be further dilution to new investors. See "Management -- The Plans," "Shares Eligible for Future Sale" and Note 12 of Notes to Financial Statements. Assuming the Underwriters' over-allotment options are exercised in full, the number of shares held by existing stockholders will be reduced to 3,170,000 shares, or 55.6% of the total number of shares outstanding after the Offering, and the number of shares held by new investors will increase by 330,000 shares to 2,530,000 shares, or 44.3% of the total shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                       SELECTED PRO FORMA FINANCIAL DATA

     The pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Information of the Company appearing elsewhere in this Prospectus. The Pro Forma Statement of Operations Data presented in the following table for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) the issuance of 2,200,000 shares of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share and the application of the net proceeds therefrom, as if they had occurred at the beginning of the respective periods presented. The Pro Forma Balance Sheet Data presented in the following table at September 30, 1996 give effect to (i) the Seminole Acquisition in November 1996, (ii) the three separate acquisitions of single dental offices in December 1996, (iii) the S Corporation Distribution, and (iv) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds", as if they had occurred as of September 30, 1996.

     The pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Information of the Company and the related notes thereto included elsewhere in this Prospectus. Management believes the assumptions used in the Unaudited Pro Forma Combined Financial Information provide a reasonable basis on which to present the pro forma financial data. The pro forma financial data are provided for informational purposes only and should not be construed to be indicative of the Company's financial position or results of operations had the transactions and events described in the notes thereto been consummated on the dates assumed and are not intended to project the Company's financial condition or results of operations on any future date or for any future period.

                                                                                      NINE MONTHS
                                                                 YEAR ENDED              ENDED
                                                              DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                              -----------------    ------------------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net revenue.................................................       $9,916               $ 8,813
Dental Center expenses:
  Staff salaries............................................        3,002                 2,683
  Dental supplies and lab fees..............................        1,397                 1,177
  Advertising...............................................          826                   622
  Rent......................................................          992                   858
  Depreciation and other....................................        1,320                   691
                                                                  -------               -------
Total Dental Center expenses................................        7,537                 6,031
                                                                  -------               -------
Gross profit................................................        2,379                 2,782
  General and administrative expenses.......................        1,263                   866
  Depreciation and amortization.............................          241                   190
                                                                  -------               -------
Operating income............................................          875                 1,726
  Interest expense -- net...................................          115                    83
                                                                  -------               -------
Income before income taxes..................................          760                 1,643
  Income tax (expense) benefit..............................         (304)                 (641)
                                                                  -------               -------
  Net income................................................       $  456               $ 1,002
                                                                  =======               =======
Earnings per share..........................................       $ 0.11               $  0.25
                                                                  =======               =======

                                                              SEPTEMBER 30, 1996
                                                              ------------------
                                                                (IN THOUSANDS)
PRO FORMA BALANCE SHEET DATA:
Working capital.............................................       $13,740
Total assets................................................        19,350
Total long-term debt, including current maturities..........           503
Stockholders' equity........................................        18,145

      See Notes to the Unaudited Pro Forma Combined Financial Information.

                            SELECTED FINANCIAL DATA

     The following selected financial data with respect to the Company's statements of operation's for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 and the balance sheet data as of December 31, 1994, 1995 and September 30, 1996 are derived from the Financial Statements of the Company which have been audited by Deloitte & Touche LLP, independent accountants. The selected financial data presented below for the year ended December 31, 1992 and for the nine months ended September 30, 1995 is unaudited and was prepared by management of the Company on the same basis as the audited Financial Statements included elsewhere herein and, in the opinion of management of the Company, include all adjustments necessary to present fairly the information set forth therein. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year ending December 31, 1996 or future periods. The following data should be read in conjunction with the Financial Statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Coast Dental Center Locations" included elsewhere in this Prospectus.

                                                                                     NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                              -----------------------------------    ------------------
                                              1992     1993      1994      1995       1995       1996
                                              ----    ------    ------    -------    -------    -------
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue...............................  $398    $1,194    $1,868    $ 3,325    $ 2,367    $ 5,342
  Dental Center expenses:
    Staff salaries..........................    63       291       446        863        662      1,520
    Dental supplies and lab fees............    35       166       385        557        411        742
    Advertising.............................    71       155       221        351        286        448
    Rent....................................    33       140       218        296        244        524
    Other...................................    52       100       163        286        184        283
                                              ----    ------    ------    -------    -------    -------
  Total Dental Center expenses..............   254       852     1,433      2,353      1,787      3,517
                                              ----    ------    ------    -------    -------    -------
    Gross profit............................   144       342       435        972        580      1,825
  General and administrative expenses.......    --       296       580        682        417        634
  Depreciation and amortization.............    11        10         5         15         14         84
                                              ----    ------    ------    -------    -------    -------
    Operating income (loss).................   133        36      (150)       275        149      1,107
  Interest expense -- net...................     9        30        32         50         50        113
                                              ----    ------    ------    -------    -------    -------
  Income (loss) before income taxes.........   124         6      (182)       225         99        994
  Pro forma income tax (expense)
    benefit(1)..............................   (50)       (2)       73        (90)       (39)      (387)
                                              ----    ------    ------    -------    -------    -------
  Pro forma net income (loss)...............  $ 74    $    4    $ (109)   $   135    $    60    $   607
                                              ====    ======    ======    =======    =======    =======
  Pro forma net earnings per common share...                              $  0.04               $  0.17
                                                                          =======               =======
  Weighted average shares outstanding
    (000s)..................................                                3,500                 3,500
                                                                          =======               =======
SELECTED OPERATING DATA:
  Number of Dental Centers(2)...............     2         4         8         11         10         22
  Gross revenue per Dental Center(3)........    NA        NA    $  535    $   590    $   433    $   468
  Number of dental chairs(2)................    11        22        38         48         48        103
  Number of Coast Dentists(2)...............     2         4         8         10         10         25
  Patient visits............................    NA    11,881    19,346     42,005     30,539     65,392
  Number of patient visits per dental
    chair(4)................................    NA       735       736        918        672        859

                                                          DECEMBER 31,
                                               ----------------------------------           SEPTEMBER 30,
                                               1992    1993     1994        1995                 1996
                                               ----    -----    -----      ------           --------------
                                                         (IN THOUSANDS)                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)..................  $(24)   $(228)   $(496)     $ (168)              $ (182)
  Total assets...............................   376      583      914       1,198                4,639
  Long-term debt, including current
    maturities...............................   172      210      385         608                2,534
  Stockholders' equity.......................   126      132      (50)        175                1,055

---------------
 (1) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented.

 (2) Presented as of the end of the period.

 (3) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, four Dental Centers are included for the nine months ended September 30, 1995 and eight Dental Centers are included for the nine months ended September 30, 1996.

 (4) Includes only Dental Centers that were open for the entire period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

     The Company opened its first Dental Center in May 1992 and to date has opened 12 internally developed Dental Centers and added 17 acquired Dental Centers. The Company derives its revenue through fees earned from the Coast Florida P.A. for providing management services and support at the Dental Centers. The Company currently manages a network of 29 Dental Centers in central Florida, staffed by 42 Coast Dentists and serving over 237,500 patients. The Company expects to expand the Coast Dental Network in new and existing markets through the addition of internally developed and acquired Dental Centers.


     Pursuant to the Services and Support Agreement with the Coast Florida P.A., the Company provides management services and support to facilitate the development and growth of Dental Centers. Operating expenses at the Dental Centers, with the exception of compensation paid to the Coast Dentists and dental hygienists, are expenses of the Company and are recognized as incurred. Under the current Services and Support Agreement, the Coast Florida P.A. pays a fee to the Company equal to approximately 76.0% of the Dental Centers' gross revenue. Prior to October 1996, the services and support fee paid to the Company averaged 78.5% of gross revenue from which the Company pays the operating expenses incurred by the Coast Florida P.A. excluding certain costs incurred by the Coast Florida P.A. The cost incurred by the Coast Florida P.A. include primarily dentists and hygienist salaries, as described in Note 1 of the Company's Notes to Financial Statements. In the event the current fee of 76.0% had been charged by the Company instead of the previous agreed fee for the years ended 1993, 1994 and 1995, the fees earned by the Company would have been reduced by approximately $35,000, $128,000, $74,000, respectively, and would have remained approximately the same for the nine months ended September 30, 1996. See "Risk Factors -- Dependence on the Coast Florida P.A. and the Coast Dentists" and "Certain Transactions".


     The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995 and one in 1996. The average cost to the Company of an internally developed Dental Center has been approximately $125,000, which includes the cost of equipment, leasehold improvements and working capital associated with initial operations. At internally developed Dental Centers, profitability to the Company has been attained in an average of three to four months from opening.

     The Company completed its first acquisition of one Dental Center in January 1996 for a purchase price of $40,000 and added seven acquired Dental Centers on April 1996 through the Volusia Acquisition for a purchase price of $1.8 million. The gross revenue for the eight dental practices located in these acquired Dental Centers was approximately $3.5 million for the year ended December 31, 1995. Coast Dentists located at acquired Dental Centers have experienced an average increase of 14.8% in productivity (patient revenue) in the six month period following the acquisition of the dental practice compared to the six month period preceding the acquisition. The Company believes implementation of the Coast Operating Model at each acquired Dental Center has driven these increases in patient revenue. See Notes 4 and 12 of the Notes to Financial Statements of the Company.

     In September 1996, the Company added a total of three separately acquired Dental Centers located in Tampa, Wesley Chapel and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $620,000. For the year ended December 31, 1995 and the six months ended June 30, 1996, these three acquired dental practices had combined gross revenue of $1.1 million and $558,000 respectively. In November 1996, the Company added a total of three acquired Dental Centers located in Casselberry, Apopka and Waters Edge, Florida through the Seminole Acquisition. The combined purchase price for these three acquired Dental Centers was $2.5 million. For the year ended December 31, 1995 and the nine months ended September 30, 1996, these three acquired dental practices had combined gross revenue of $3.4 million and $2.4 million, respectively. In December 1996, the Company added a total of three separately acquired Dental Centers located in Gainesville, Kissimmee and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $375,000. For the year ended December 31, 1995 and the nine months ended September 30, 1996, these three acquired dental practices had combined gross revenue of $600,000 and

$500,000 respectively. See the Financial Statements and Unaudited Pro Forma Combined Financial Information of the Company.

     The Coast Florida P.A. currently derives its revenue from a combination of sources, including fees paid by private pay patients, indemnity insurance reimbursements and capitation payments from managed care companies. Medicaid reimbursements currently account for approximately three percent of the revenue of the Coast Florida P.A. The Coast Florida P.A. currently maintains 11 capitated managed care contracts.

     The following table outlines the payor mix for the Coast Florida P.A. revenue for the periods presented:

                                                       YEARS ENDED
                                                       DECEMBER 31,
                                                     ----------------   NINE MONTHS ENDED
                                                     1994       1995    SEPTEMBER 30, 1996
                                                     -----      -----   ------------------
Self-pay...........................................  100.0%      65.0%          49.0%
HMOs...............................................     --       22.0           31.0
Private insurers...................................     --       12.0           17.0
Medicaid...........................................     --        1.0            3.0
                                                     -----      -----         ------
  Total............................................  100.0%     100.0%         100.0%
                                                     =====      =====         ======

     The Company has been an S Corporation for federal income tax purposes. The Company's S Corporation status will terminate upon the consummation of the Offering.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net revenue (consisting of management fees derived pursuant to the Services and Support Agreement), certain items in the Company's statements of operations for the periods indicated:

                                                                            NINE MONTHS
                                             YEARS ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                             ------------------------   -------------------
                                              1993     1994     1995     1995        1996
                                             ------   ------   ------   -------     -------
Net revenue................................   100.0%   100.0%   100.0%    100.0%      100.0%
                                              -----    -----    -----     -----       -----
Dental Center expenses:
  Staff salaries...........................    24.3     23.9     26.0      28.0        28.5
  Dental supplies and lab fees.............    13.9     20.6     16.7      17.4        13.9
  Advertising..............................    13.0     11.8     10.6      12.1         8.4
  Rent.....................................    11.8     11.7      8.9      10.3         9.8
  Other....................................     8.4      8.7      8.6       7.7         5.2
                                              -----    -----    -----     -----       -----
  Total Dental Center expenses.............    71.4     76.7     70.8      75.5        65.8
                                              -----    -----    -----     -----       -----
  Gross profit.............................    28.6     23.3     29.2      24.5        34.2
                                              -----    -----    -----     -----       -----
General and administrative expense.........    24.8     31.0     20.5      17.6        11.9
Depreciation and amortization..............     0.8      0.3      0.5       0.6         1.6
                                              -----    -----    -----     -----       -----
  Operating income (loss)..................     3.0     (8.0)     8.2       6.3        20.7
Interest expense...........................     2.5      1.7      1.5       2.1         2.1
                                              -----    -----    -----     -----       -----
Income (loss) before income taxes..........     0.5     (9.7)     6.7       4.2        18.6
Pro forma provision income tax (expense)
  benefit..................................    (0.2)     3.9     (2.7)     (1.7)       (7.4)
                                              -----    -----    -----     -----       -----
Pro forma net income (loss)................     0.3%    (5.8)%    4.0%      2.5%       11.2%
                                              =====    =====    =====     =====       =====

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     Net Revenue. Net revenue increased 125.7% from $2.4 million for the nine months ended September 30, 1995 to $5.3 million for the nine months ended September 30, 1996. This increase was caused primarily by a 45.3% increase in net revenue attributable to the eight comparable Dental Centers (Dental Centers that were open throughout the periods being compared), which accounted for $913,000 of the net revenue increase; the three internally developed Dental Centers opened in 1995, which accounted for $732,000 of the increase; and the eight acquired Dental Centers added in 1996, which accounted for $1.3 million of the increase. Capitation payments received from 11 managed care contracts during the nine months ended September 30, 1996 accounted for $628,000 of this increase. Increases in net revenue are primarily driven by increases in patient visits. Patient visits increased 114.1% from 30,539 for the nine months ended September 30, 1995 to 65,392 for the nine months ended September 30, 1996. This increase was caused primarily by an increase of 9,524 patient visits at the eight comparable Dental Centers, an increase of 9,522 patient visits at the three internally developed Dental Centers and 15,807 patient visits at the eight acquired Dental Centers.

     Staff Salaries. Staff salaries increased 129.6% from $662,000 for the nine months ended September 30, 1995 to $1.5 million for the nine months ended September 30, 1996. This increase in staff salaries was caused primarily by an increase in salaries of $178,000 for the eight comparable Dental Centers, $197,000 increase for the three internally developed Dental Centers and $481,000 for the eight acquired Dental Centers. Staff salaries include the compensation paid to the administrative staff at each Dental Center, including the dental assistants, office managers, sterilization technicians and front desk managers. As a percentage of net revenue, staff salaries remained relatively constant, increasing from 28.0% for the nine months ended September 30, 1995 to 28.5% for the nine months ended September 30, 1996. The increase was caused primarily by staff levels at the eight comparable Dental Centers remaining relatively constant, while net revenue increased, which more than offset the increase in staffing due to the addition of internally developed and acquired Dental Centers. While an internally developed Dental Center can operate with a relatively limited dental staff in the early stages of its development, the services of a dentist, dental hygienist, dental assistant and front desk manager are still necessary. As a result, staff salaries as a percentage of net revenue will typically be higher in the first six months of operation until patient visits are increased. In addition, for acquired Dental Centers, staff salaries as a percentage of net revenue will typically be higher in the first three months following acquisition as the Company implements the Coast Operating Model to increase productivity and efficiency.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 80.5% from $411,000 for the nine months ended September 30, 1995 to $742,000 for the nine months ended September 30, 1996. This increase was caused primarily by the increase in patient visits and dental services provided at the eight comparable Dental Centers and the three internally developed and the eight acquired Dental Centers. As a percentage of net revenue, dental supplies and lab fees decreased from 17.4% for the nine months ended September 30, 1995 to 13.9% for the nine months ended September 30, 1996. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of total product mix to decrease. Crowns and dentures result in lab fees not incurred with other dental products and procedures.

     Advertising. Advertising expense increased 60.0% from $286,000 for the nine months ended September 30, 1995 to $448,000 for the nine months ended September 30, 1996. This increase was caused primarily by implementation of a more aggressive advertising program for the eight acquired Dental Centers. As a percentage of net revenue, advertising expense decreased from 12.1% for the nine months ended September 30, 1995 to 8.4% for the nine months ended September 30, 1996. This decrease was caused primarily by an increase in market penetration by comparable Dental Centers while advertising expenses remained relatively constant.

     Rent. Rent expense increased 115.0% from $244,000 for the nine months ended September 30, 1995 to $524,000 for the nine months ended September 30, 1996. This increase was caused primarily by the addition of the three internally developed Dental Centers and the eight acquired Dental Centers. As a percentage of net revenue, rent expense remained relatively constant, decreasing from 10.3% for the nine months ended September 30, 1995 to 9.8% for the nine months ended September 30, 1996. This decrease was caused primarily by a greater increase in net revenue at the eight comparable Dental Centers offsetting higher rent expense associated with the eight acquired Dental Centers.

     Other Expenses. Other expenses increased 53.6% from $184,000 for the nine months ended September 30, 1995 to $283,000 for the nine months ended September 30, 1996. This increase was caused primarily by increases in insurance costs, credit card discounts and other costs, which accounted for $58,000 of the increase, and depreciation expense, associated with the addition of the nine Dental Centers, which accounted for $41,000 of the increase. As a percentage of net revenue, other expenses decreased from 7.8% for the nine months ended September 30, 1995 to 5.3% for the nine months ended September 30, 1996. This decrease was caused primarily by increased economies of scale associated with the increasing number of patient visits.

     General and Administrative Expenses. General and administrative expenses increased 52.0% from $417,000 for the nine months ended September 30, 1995 to $634,000 for the nine months ended September 30, 1996. This increase was caused primarily by corporate administrative salaries increasing, which accounted for $242,000 of the increase, and a decrease in other general and administrative expenses of $25,000. As a percentage of net revenue, general and administrative expenses decreased from 17.6% for the nine months ended September 30, 1995 to 11.9% for the nine months ended September 30, 1996. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management. General and administrative expenses primarily consist of expenses incurred at the corporate office.

     Depreciation and Amortization. Depreciation and amortization expense increased 482.8% from $14,000 for the nine months ended September 30, 1995 to $84,000 for the nine months ended September 30, 1996. As a percentage of net revenue, depreciation and amortization expense increased from 0.6% for the nine months ended September 30, 1995 to 1.6% for the nine months ended September 30, 1996. This increase was caused primarily by the recognition of amortization expense in 1996 related to a covenant not to compete agreement pursuant to the Volusia Acquisition, which accounted for $53,000 of the increase, and depreciation expense incurred at the corporate office which accounted for $31,000 of the increase.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Revenue. Net revenue increased 78.0% from $1.9 million for 1994 to $3.3 million for 1995. This increase was caused primarily by a 14.2% increase in net revenue attributable to the four comparable Dental Centers, all of which were internally developed and accounted for $224,000 of the net revenue increase, the four internally developed Dental Centers that were opened during 1994, which accounted for $431,000 of the increase, and the three internally developed Dental Centers opened in 1995, which accounted for $802,000 of the increase. Capitation payments received from 11 managed care contracts during 1995 accounted for approximately $20,000 of the increase. Patient visits increased 117.1% from 19,346 in 1994 to 42,005 in 1995. This increase was caused primarily by an increase of 6,509 patient visits at the four comparable Dental Centers, an increase of 6,228 patient visits at the four internally developed Dental Centers opened in 1994 and an increase of 9,922 patient visits at the three internally developed Dental Centers opened in 1995.

     Staff Salaries. Staff salaries increased 93.8% from $445,000 in 1994 to $863,000 in 1995. This increase was caused primarily by the increase in staff related to the addition of the four internally developed Dental Centers in 1994 and the three internally developed Dental Centers in 1995. As a percentage of net revenue, staff salaries increased from 23.8% in 1994 to 26.0% in 1995. This increase was caused primarily by the opening of internally developed Dental Centers in 1994 and 1995. Staff salaries at the comparable Dental Centers remained relatively constant.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 44.5% from $385,000 in 1994 to $557,000 in 1995. This increase was primarily caused by the increase in patient visits and dental services provided at the four comparable Dental Centers, the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue, dental supplies and lab fees decreased from 20.6% in 1994 to 16.7% in 1995. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of the total product mix to decrease.

     Advertising. Advertising expense increased 58.6% from $221,000 in 1994 to $351,000 in 1995. This increase was caused primarily by the increased advertising for the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue, advertising expense decreased from 11.7% in 1994 to 10.6% in 1995. This decrease was caused primarily by increased economies of scale in advertising achieved through greater market penetration.

     Rent. Rent expense increased 35.8% from $218,000 in 1994 to $296,000 in 1995. This increase was caused primarily by the addition of the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. Rent expense at the four comparable Dental Centers remained relatively constant. As a percentage of net revenue, rent expense decreased from 11.7% in 1994 to 8.9% in 1995. This decrease was caused primarily by the increase in net revenue at comparable Dental Centers and the seven internally developed Dental Centers more than offsetting the increase in rent expense.

     Other Expenses. Other expenses increased 76.1% from $163,000 in 1994 to $287,000 in 1995. This increase was caused primarily by increases in insurance costs, credit card discounts and expenses related to the three internally developed Dental Centers opened during 1995, which accounted for $92,000 of the increase, and depreciation expense, which accounted for $32,000 of the increase. As a percentage of net revenue, other expenses remained relatively constant, decreasing from 8.7% in 1994 to 8.6% in 1995.

     General and Administrative Expenses. General and administrative expenses increased 17.5% from $580,000 in 1994 to $682,000 in 1995. This increase was caused primarily by corporate administrative salaries increasing $131,000 while other general and administrative expenses decreased $29,000. Additions to corporate staff were made in 1994 in anticipation of the Company's expansion in 1995. As a percentage of net revenue, general and administrative expenses decreased from 31.0% in 1994 to 20.5% in 1995. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management.

     Depreciation and Amortization. Depreciation and amortization increased 200.0% from $5,000 in 1994 to $15,000 in 1995. This increase was caused primarily by equipment purchases for the corporate office in 1995.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net Revenue. Net revenue increased 56.4% from $1.2 million in 1993 to $1.9 million in 1994. This increase was caused primarily by a 60.0% increase in net revenue attributed to one of the two comparable Dental Centers, which accounted for $29,000 of the increase, two internally developed Dental Centers opened in 1993, which accounted for $417,000 of the increase, and four internally developed Dental Centers opened in 1994, which accounted for $279,000 of the increase. Net revenue for the second comparable Dental Center decreased $51,000 in 1994. This decrease was caused primarily by turnover of dentists during the year at this particular Dental Center. Patient visits increased 62.8% from 11,881 in 1993 to 19,346 in 1994. This increase was caused primarily by an increase of 3,271 patient visits at the four internally developed Dental Centers opened in 1994 and an increase of 722 patient visits at the two comparable Dental Centers.

     Staff Salaries. Staff salaries increased 53.2% from $291,000 in 1993 to $445,000 in 1994. This increase was caused primarily by an increase in staff related to the addition of two internally developed Dental Centers in 1993 and four internally developed Dental Centers in 1994. As a percentage of net revenue, staff salaries remained relatively constant, decreasing from 24.3% in 1993 to 23.9% in 1994. This decrease was caused primarily by the increase in net revenue more than offsetting the increase in staff salaries.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 132.6% from $166,000 in 1993 to $385,000 in 1994. This increase was caused primarily by the increase in patient visits and dental services provided at the two comparable Dental Centers, the two internally developed Dental Centers opened in 1993, and the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, dental supplies and lab fees increased from 13.9% in 1993 to 20.6% in 1994. This increase was caused primarily by increased spending on dental supplies in anticipation of increased patient visits at developing Dental Centers.

     Advertising. Advertising expense increased 42.3% from $155,000 in 1993 to $221,000 in 1994. This increase was caused primarily by increased advertising for the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, advertising expense decreased 13.0% in 1993 to 11.8% in 1994. This decrease was caused primarily by an increase in net revenue in one of the comparable Dental Centers and continued development of the two internally developed Dental Centers opened in 1993 which more than offset increased advertising spending for the four internally developed Dental Centers opened in 1994.

     Rent. Rent expense increased 54.6% from $141,000 in 1993 to $218,000 in 1994. This increase was caused primarily by the opening of four internally developed Dental Centers in 1994 and a full year of rent expense associated with the two internally developed Dental Centers opened in 1993. As a percentage of net revenue, rent expense remained relatively constant, decreasing from 11.8% in 1993 to 11.7% in 1994.

     Other Expenses. Other expenses increased 63.0% from $100,000 in 1993 to $163,000 in 1994. This increase was caused primarily by an increase in depreciation expense related to equipment purchases for the two internally developed Dental Centers opened in 1993, which accounted for $44,000 of the increase. Increases in miscellaneous Dental Center expenses of $19,000 accounted for the remainder of the increase. As a percentage of net revenue, other expenses remained relatively constant, increasing from 8.4% in 1993 to 8.7% in 1994.

     General and Administrative Expenses. General and administrative expenses increased 96.0% from $296,000 in 1993 to $580,000 in 1994. This increase was caused primarily by an increase in training expenses associated with the implementation of the Coast Operating Model at the four internally developed Dental Centers opened in 1994. As a percentage of net revenue, general administrative expenses increased from 24.8% in 1993 to 31.1% in 1994.

     Depreciation and Amortization. Depreciation and amortization expense decreased 50.0% from $10,000 in 1993 to $5,000 in 1994. This decrease was caused primarily by depreciation related to the acquisition of equipment for corporate office purposes. As a percentage of net revenue, depreciation expense decreased from 0.8% in 1993 to 0.3% in 1994.

SEASONALITY

     The Company has traditionally experienced its highest volume of patient visits during the first and last quarters of the year and its lowest volume of patient visits in the summer. Individual Dental Centers typically experience increased patient visits during the period from October through March, when the population of Florida increases for the winter, and decreased patient visits during the summer months. Seasonality for the period since January 1, 1995 has been mitigated by the increase in monthly capitation revenue from managed care contracts to the Coast Florida P.A. which represented 31% of total revenue to the Coast Florida P.A. for the nine month period ended September 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of commercial borrowings and cash generated from operations. Net cash provided by operations for the years ended December 31, 1993, 1994, 1995 and for the nine months ended September 30, 1996 was $197,000, $135,000, $231,000, and $1.2 million, respectively. Net cash provided by operations for 1993, 1994 and 1995 consisted primarily of net income and increases in accounts payable, offset by an increase in 1995 in the management fee receivable. For the nine months ended September 30, 1996, net cash provided by operations consisted primarily of net income and increases in accounts payable and accrued expenses offset by an increase in management fees and other receivables.

     Cash used in investing activities for the years ended December 31, 1993, 1994 and 1995 of $175,000, $200,000 and $157,000, respectively, was almost exclusively related to the purchase of equipment and leasehold improvements related to the nine internally developed Dental Centers opened during those periods. For the nine months ended September 30, 1996, cash used in investing activities of $2.6 million related primarily to the acquisition of tangible and intangible assets of 11 acquired Dental Centers, one in January 1996, seven in April 1996 and three in September 1996.

     Cash used in financing activities for the year ended December 31, 1993 was limited to $7,000. Cash provided by financing activities for the years ended December 31, 1994 and 1995 and the nine month period ended September 30, 1996 was $147,000, $46,000 and $1.7 million, respectively. The increase was primarily due to higher levels of bank borrowings to support the Company's addition of both internally developed and acquired Dental Centers.

     On August 15, 1996, the Company entered into a revolving line of credit with Barnett Bank of Florida (the "Barnett Credit Agreement"), which provides an aggregate of $1.5 million for general working capital needs and expansion of the number of Dental Centers. The revolving line of credit bears interest at the rate of 1.5% per annum above Barnett Bank of Florida's prime rate and is payable on demand. Interest only is payable monthly. Amounts borrowed pursuant to the Barnett Credit Agreement are secured by a first security interest in most of the Company's assets, including its receivables and equipment, and are subject to repayment on demand. The Barnett Credit Agreement contains negative and affirmative covenants and agreements restricting the Company's disposition of assets, capital expenditures, acquisitions, operations and payment of dividends as well as requiring the maintenance of certain financial ratios. As of January 1, 1997, the Company had available approximately $720,000 for borrowing under the Barnett Credit Agreement. The outstanding balance of the Barnett Credit Agreement is expected to be repaid from the net proceeds received from the Offering.

     On November 7, 1996, the Company received a commitment from Barnett Bank of Florida to increase the line of credit to $5.0 million subject to various customary contingencies as well as the successful completion of an initial public offering of the Company's Common Stock. The terms and conditions of the expanded line are expected to be similar to those under the existing Barnett Credit Agreement.

     On December 11, 1995, the Company entered into a revolving line of credit with the Bank of St. Petersburg (the "St. Petersburg Credit Agreement"), which provides an aggregate of $100,000 for general working capital needs and the addition of internally developed and acquired Dental Centers. The revolving line of credit bears interest at 2.0% per annum above the Bank of St. Petersburg's prime rate and amounts borrowed are secured by a first security interest in the Company's assets generally not secured by the Barnett Credit Agreement, including certain receivables and equipment, and are to be repaid in equal installments of $2,174 per month, plus interest. As of January 1, 1997 the Company had available approximately $19,000 for borrowing under the St. Petersburg Credit Agreement. The outstanding balance of approximately $81,000 is expected to be repaid from net proceeds received from the Offering.

     During 1996, the Company added 17 acquired Dental Centers at a cost of approximately $4.3 million, consisting of approximately $1.1 million in cash and approximately $3.2 million of promissory notes issued by the Company. In certain acquisitions the Company has provided security in the assets purchased pursuant to seller financing. The interest rates on the notes range from 8% to 9% per annum and the maturity dates for the notes range from the date of the Offering to October 2003. Approximately $2.9 million of such notes shall be repaid from the net proceeds received from the Offering.

     Upon the completion of the Offering the Company will convert from an S Corporation to a C Corporation and will become obligated to pay federal and state income taxes. The Company, has historically distributed funds to its shareholders sufficient to pay their personal income tax liabilities attributable to the Company's earnings an S Corporation.

     The Company has previously loaned capital to the Coast Florida P.A. in connection with acquisitions of existing dental practices. The total outstanding balance of such loans as of January 1, 1997 was $227,000. The loans bear interest at 8% and have a maturity date of June 30, 1998. The Company may loan additional funds in the future to the Coast Florida P.A. or a Coast P.A. for such acquisitions or pursuant to a services and support agreement. See "Risk Factors -- Dependence on the Coast Florida P.A. and the Coast Dentists" and "Certain Transactions."

     The Company expects to add a combined total of at least 25 internally developed and acquired Dental Centers by the end of 1997. The average cost of an internally developed Dental Center has been approximately $125,000, which typically includes approximately $30,000 for the cost of equipment, $70,000 for leasehold improvements and $25,000 for initial working capital associated with the internal operations of the Dental Centers. The cost of an acquired Dental Center is based upon a negotiated percentage of the Dental Center's historical gross revenue. The Company expects to utilize approximately $12.0 million for the addition of acquired and internally developed Dental Centers in 1997. Acquired Dental Centers typically generate sufficient cash flow to fund their operations. The Company plans to finance the addition of internally developed and acquired Dental Centers for the foreseeable future through a combination of bank financing, seller financing, issuances of Common Stock, cash flow from operations and the net proceeds to be received from the Offering. See "Use of Proceeds." While the Company is constantly in discussions with existing dental practices regarding possible acquisitions, the Company does not have any current understanding or agreement regarding any material acquisition.

     Based upon the Company's anticipated capital needs for operations of its business, general corporate purposes, the addition of at least 25 Dental Centers and repayment of certain debts, management believes that the combination of the funds expected to be available under the Company's revolving line of credit, cash flow from operations and the net proceeds received from the Offering will be sufficient to meet the Company's funding requirements to conduct its operations and for further implementation of its growth strategy for the remainder of 1997. After 1997, remaining capital resources will continue to be used for Company operations and growth and, to the extent additional capital resources are needed, the Company expects to utilize supplemental borrowings where available and, where desirable, the offering of debt or equity.


CERTAIN INFORMATION ON THE COAST FLORIDA P.A.



     Pursuant to the Services and Support Agreement with the Coast Florida P.A., the Company provides management services and support to facilitate the development and growth of Dental Centers. Operating expenses at the Dental Centers, with the exception of compensation paid to the Coast Dentists and dental hygienists, are expenses of the Company and are recognized as incurred. Under the current Services and Support Agreement, the Coast Florida P.A. pays a fee to the Company equal to approximately 76.0% of the Dental Centers' gross revenue from which the Company pays the operating expenses incurred by the Coast Florida P.A. excluding certain costs incurred by the Coast Florida P.A. The costs incurred by the Coast Florida P.A. include primarily dentists and hygienists salaries, as described in Note 1 of the Company's Notes to Financial Statements. All arrangements for fees to date have been agreed between the principal and sole owner of the Coast Florida P.A., Dr. Adam Diasti, (who is also a major shareholder and the President of the Company) and the Chief Executive Officer of the Company, Terek Diasti. See "Risk Factors -- Potential Conflicts of Interest of the Company's President and Chief Operating Officer Relating to the Coast Florida P.A." The factors considered in setting those fees included the Company's evaluation of the services it provides, the costs incurred by the Company in connection with providing the services, and the Company's negotiated return, balanced against the Coast Florida P.A.'s requirement for a retained amount which ensured its financial viability, contemplated an anticipated long-term relationship with the Company and reflected the future business opportunity related thereto. The following table sets forth for the periods prior to October 1,

1996 the amount of gross Dental Center revenue received by the Coast Florida P.A., the amounts retained by the Coast Florida P.A., and the management fee earned by the Company:



                                                                         NINE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                               ------------------------------------   -----------------------
                                  1993         1994         1995         1995         1996
                               ----------   ----------   ----------   ----------   ----------
Dental Center revenue........  $1,531,402   $2,286,265   $4,281,340   $3,060,813   $7,009,516
Amounts retained by the Coast
  Florida P.A.:
  Coast Florida P.A.
     Dentist's salaries and
     benefits................     201,086      246,678      623,028      426,664    1,180,680
  Coast Florida P.A.
     Hygienist's salaries and
     benefits................     101,072      121,622      288,811      219,730      431,312
  Amounts retained by Coast
     Florida P.A.(1)(2)......      34,750       50,000       44,833       44,833       55,708
                               ----------   ----------   ----------   ----------   ----------
          Total..............  $  336,908   $  418,500   $  956,672   $  693,227   $1,667,701
                               ----------   ----------   ----------   ----------   ----------
Fees earned by the Company...  $1,194,494   $1,867,765   $3,324,668   $2,367,586   $5,341,815
                               ==========   ==========   ==========   ==========   ==========


---------------


(1) The amounts set forth are net of bad debt expense for estimated uncollectible accounts which amounted to $2,000, $1,000, $58,890, $18,823 and $56,346, for each of the three years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, respectively. The Coast Florida P.A. has incurred in the past and currently incurs all risks regarding bad debts in connection with its arrangement with the Company.


(2) In the nine months ended September 30, 1996, the Coast Florida P.A. incurred interest expense of $13,948, and it is currently liable for $1,069,000 in principal obligations under its acquisition debts, of which $227,000 was advanced by the Company. See "RISK FACTORS -- Dependence on the Coast Florida P.A. and the Coast Dentists" and "Certain Transactions -- Loans to Coast Florida P.A."



     Only the fees earned by the Company for its services to the Coast Florida P.A. and the actual expenses of the Company are reflected in the financial statements of the Company. Neither the Coast Florida P.A. nor any of the amounts retained by the Coast Florida P.A. are reflected in the financial statements of the Company. For the period 1993 through September 30, 1996, the services and support fee paid by the Coast Florida P.A. to the Company varied, but averaged 78.5% of Coast Florida P.A. gross revenue for the entire period. The fee was based on revenues earned by the Coast Florida P.A. reduced by certain costs incurred by the Coast Florida P.A. and an agreed upon payment to the Coast Florida P.A. In the event the current fee of 76.0% had been charged by the Company instead of the previous agreed fee for the years ended 1993, 1994 and 1995, the fees earned by the Company would have been reduced by approximately $35,000, $128,000, $74,000, respectively, and would have remained approximately the same for the nine months ended September 30, 1996. Any future changes to the current Services and Support Agreement and the related 76% fee must be approved in advance by the independent outside directors of the Company's Audit Committee.



     Since January 1, 1996, the Coast Florida P.A. has acquired the patient lists and the related assets for eight existing dental practices, located in 16 existing dental offices. As a result of these acquisitions, the Coast Florida P.A. has accumulated an obligation to pay $1,069,000 in acquisition debt consisting of principal and interest obligations declining from $393,723 for 1997 to $164,276 for 2001. Through December 31, 1996, the Company had advanced $227,000 to Coast Florida P.A. relative to the repayment of a portion of such acquisition debt. The Coast Florida P.A. obtained an advance from the Company in lieu of seeking other financing (which the Company believes would have been available to the Coast Florida P.A.). Based upon the budgeted future revenues and expenses of the Coast Florida P.A., its current financial conditions, financing opportunities available to the Coast Florida P.A., the existing personal guarantees related to previous acquisition debt, and the current expansion strategy, the Company believes that the Coast Florida P.A. will have the resources to pay its current and future obligations for the foreseeable future, as they become due and payable, including its obligations to the Company. The amounts projected to be retained by the Coast Florida

P.A. under its Services and Support Agreement with the Company will be a factor in allowing the Coast Florida P.A. to satisfy its current and future debts and in expanding its practice into future Dental Centers. A material failure of the Coast Florida P.A. to pay its current and future debts as they become due could have a material adverse effect on the business of the Company and its ability to expand. See "Risk Factors -- Dependence on the Coast Florida P.A. and the Coast Dentists," "-- Obligations of the Coast Florida P.A." and "Certain Transactions."

                                    BUSINESS

     Coast Dental Services, Inc. provides management services to 29 Dental Centers located in central Florida. Of the 29 Dental Centers, 12 were internally developed and 17 were acquired by the Company. As of January 1, 1997, 42 Coast Dentists were employed by the Coast Florida P.A., serving over 237,500 patients. Based upon the number of Dental Centers managed and patients served, and supported by several major dental managed care providers, the Company believes that it is the largest dental practice management company for general dentistry practices in Florida. The Company expects to add a combined total of at least 25 internally developed and acquired Dental Centers in 1997. See "Prospectus Summary -- Industry Information" for a description of all industry data sources.

DENTAL SERVICES INDUSTRY

     The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 88% of these practices operated by dentists working alone or with one other dentist. According to the Health Care Financing Administration, expenditures for all dental services in the United States were an estimated $45.2 billion in 1995 and are expected to grow at a rate of 6.6% per year. Based upon a 1990 survey by the ADA, general dentistry was estimated to represent approximately 83% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services.

     The number of people covered by private dental insurance (i.e., managed care and indemnity plans) is expected to increase in the near future due, in large part, to efforts by health insurers to gain a competitive advantage by offering dental insurance packages to both their present and prospective members. Payments for dental services by private insurance companies grew from approximately $3.8 billion in 1980 to approximately $16.8 billion in 1993. Many of these insurers are managed care companies, whose present focus is on the need to increase revenue and market share by offering a full range of health insurance options including dental insurance. In an August 1996 press release, the National Association of Dental Plans initially estimated that, based upon its survey of 80 HMO companies, dental managed care enrollment grew 15% in 1995.

     In spite of the growth in private dental insurance, a significant portion of the United States population is not covered by any type of private or government funded dental insurance. A majority of this uninsured population is comprised of lower income individuals who cannot afford a basic level of dental services. As a result, many current government health care reform proposals include provisions for increased dental coverage. It is estimated that government funding for dental insurance grew 124% from 1990 to 1994.

     While both private and government funded dental insurance programs vary widely in their coverage and benefits, they are expected to impact the dental industry in two major ways. First, as more people obtain dental insurance of any kind, the Company believes there will be increased utilization of general dental services. As a result, demand for elective cosmetic procedures, typically not covered by dental insurance programs, is also expected to increase as patients are educated as to the benefits of these procedures. Second, health insurance companies, including HMOs and other managed care companies, are contracting with dental practitioners and dental practice networks to provide dental services on a capitated basis. Under capitated contracts, the dental practitioner or dental practice network agrees to accept a predetermined monthly fee per assigned patient in exchange for providing certain dental services to patients covered by the contract.

     The Company anticipates that, as the number of managed care plans and government funded programs providing dental insurance grows, pressures relating to cost containment by dental care providers will increase, as in many other sectors of the health care industry. Such cost containment pressures will likely place smaller dental care provider groups and individual practices at a significant disadvantage. These practices generally have higher operating costs because overhead must be spread over a relatively small revenue base and minimal purchasing power can be exercised with suppliers. Furthermore, in order to properly negotiate and administer dental managed care contracts, dental care providers must develop the necessary management infrastructure and sophisticated information systems which often exceed the capabilities of most sole practitioners and small dental practice groups.

     Traditionally, dentistry has operated as a highly-fragmented, professional "cottage" industry with most dentists working alone or with one other dentist. According to the ADA, more than 150,000 dentists provided dental services through approximately 113,000 dental practices in the United States in 1994. The traditional solo practitioner or small dental practice group has historically managed all aspects of the dental practice, including administrative, purchasing, accounting and marketing functions. Dentists have not historically competed with each other based upon the pricing of their services and, therefore, pricing of dental services often varies little among traditional dental providers within a particular market. Based upon data contained in the ADA's 1994 survey, the national average annual patient revenue production was approximately $306,000 for solo general practitioners and approximately $268,000 for nonsolo general practitioners. In addition, pursuant to the same ADA survey, solo general practitioners averaged 80 patient visits per week (including hygienist visits) nationwide and nonsolo general practitioners averaged 78 patient visits per week (including hygienist visits) nationwide.

     In order to remain competitive, dental care providers are increasingly consolidating. Much of this consolidation is taking place through the formation of dental physician practice management companies ("Dental PPMs") which contract with the dental care providers. Dental PPMs are growing in response to the demand by managed care companies for larger dental practice groups which can offer dental care over a wide geographic area. In addition, Dental PPMs generally have the management infrastructure and sophisticated information systems necessary to negotiate and manage the risk associated with capitated managed care contracts and to provide the contract administration expertise required by managed care companies. Furthermore, Dental PPMs allow dental practitioners to capture increased market share and incremental revenue through the addition of managed care contracts. However, the mere consolidation of practices and creation of a Dental PPM to manage the practices will most likely not, in itself, be sufficient to enhance the competitive position of the combined dental groups. Effective management and a cost efficient operating model are necessary for a Dental PPM to compete successfully in this changing and growing industry.

BUSINESS STRATEGY

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company derives its revenue through fees earned from the Coast Florida P.A. for providing management services and support at the Dental Centers. A uniform operating model (the "Coast Operating Model") developed by the Company is utilized at the Dental Centers to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) affiliating with general dental providers that focus on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care; (iii) facilitating the training of the Dental Center staff, including Coast Dentists and hygienists, in the most efficient techniques for managing the delivery of high volume, quality dental services; and (iv) assisting with the implementation of marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets in the southeastern United States through the addition of internally developed and acquired Dental Centers.

  The Coast Operating Model

     The focus of the Company is to manage Dental Centers where Coast Dentists provide general dentistry services. General dentistry is estimated to represent approximately 83% of all dental services performed in the

United States. General dentistry products and procedures provided by Coast Dentists at the Dental Centers include, but are not limited to, sealants, crowns, bridges, dentures, examinations, cleaning, polishing, whitening, filling cavities, simple root canals and extractions, but exclude orthodontics, periodontics, endodontics and oral surgery which require specialized care. Coast Dentists focus on the most common, high volume general dentistry products and procedures which lend themselves to cost-effective delivery, emphasizing crowns, bridges and dentures. The Company believes that, based upon a 1994 survey of dental fees conducted by the ADA (the results of which the Company believes have not changed materially since the date of such survey) and the Company's understanding of current competitor pricing, Coast Dentists are able to offer more affordable dental products and procedures, often at prices at least 25% below the national average for certain comparable dental products and procedures.

     In addition to providing dental care, the traditional dental practitioner typically performs all the management and administrative functions for the practice, including billing, purchasing, accounting and the hiring of administrative personnel. Through the Coast Operating Model, the Coast Dentist is relieved of most management and administrative responsibilities, allowing the Coast Dentist to concentrate on delivering high quality general dental care, thus maximizing both productivity and efficiency. The Company provides the Dental Center with management and financial information systems which improve each Dental Center's cost efficiency and maintain greater uniformity in the delivery of dental care services. The Company believes that its management controls and quality assessment programs are generally more comprehensive than those of traditional sole dental practitioners and small dental groups and have contributed significantly to the delivery of high quality dental care at the Dental Centers.

     After a dentist joins the Coast Florida P.A., they are familiarized with the Company's management operating systems at the Company's headquarters in Tampa, Florida. The Company also employs training teams which travel to each new Dental Center to train the Dental Center's business staff with respect to the Company's management operating systems. Follow-up visits by the training team are conducted approximately six months following the opening of each Dental Center to maintain the business operations of the Dental Centers. The Coast Florida P.A. conducts initial training for its dental professionals regarding standardized dental techniques and systems which seek to establish uniform standards for providing high quality and cost effective dental services. Thereafter, periodic continuing education and training sessions are provided by the Coast Florida P.A. for reinforcement of its dental techniques and systems as well as for new procedures and practices to be utilized throughout the Coast Dental Network.

     Demand is stimulated at each Dental Center through a combination of value pricing and direct marketing to the consumer. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions to highlight each Dental Center's convenient location and affordable prices. During 1995, an average of approximately 8% of each Dental Center's revenue was spent on advertising and marketing. In contrast, the traditional dentist's office, which relies primarily on referrals from dentists and patients, spent approximately 1% of gross billings on advertising and marketing. As a result of qualifications in the State of Florida, the Coast Florida P.A. controls all decisions regarding advertising and marketing programs related to its practice, but relies upon the Company to provide advice and assistance in the development and implementation of such programs.

  The Coast Dental Network

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company plans to effect certain economies of scale in management, materials procurement and direct marketing through the expansion of the Coast Dental Network. The Company intends to centralize many administrative and management functions, such as accounting, staffing, training and billing, thereby more effectively managing its overhead. In addition, expansion of the Coast Dental Network maximizes the effectiveness of marketing programs to both customers and managed care companies. Finally, the Company anticipates that it will be able to increase its negotiating leverage with managed care companies and purchasing power with suppliers.

     The Company assists the Coast Florida P.A. in negotiating and contracting with managed care companies which generally have an established presence in local regions served, or expected to be served, by the Coast Dentists. Managed care contracts accounted for 31% of the Coast Florida P.A. revenue at the Dental Centers for the nine month period ended September 30, 1996. The Company believes the Coast Florida P.A. is well positioned to attract significant additional business from HMOs and other managed care companies, which generally prefer to deal with health care providers that can offer extensive regional coverage to their members. The Company has recently assisted the Coast Florida P.A. in finalizing managed care contracts with several leading HMOs. Under certain of these agreements, the Coast Florida P.A. accepts a pre-determined amount per month per patient in exchange for providing all necessary covered services to patients insured under the agreements. Under the remaining agreements, the Coast Florida P.A. agrees to charge the patient a predetermined fee per procedure. The managed care contracts between the Coast Florida P.A. and managed care companies are for one year terms which automatically renew and are terminable by either party on 90 days notice. All managed care contracts between the Coast Florida P.A. and managed care companies which have reached the end of their term have been renewed.

     Presently, managed care companies are focusing on dental care to gain a competitive advantage by offering a full range of health care coverage. Utilizing the Coast Operating Model, the Coast Florida P.A. is well positioned to continue to take advantage of the growing managed care business even as cost containment becomes a factor. In addition, an increase in patients provided through managed care contracts creates an opportunity for the Coast Dentists to proactively sell elective dental products and procedures that may not be covered by a particular dental plan.

     The Company is expanding into select markets through the implementation of a well formulated and controlled strategy. When evaluating whether or not to enter a new region, the Company considers a number of factors. First, the Company studies the demographics of the local area including, but not limited to, per capita income, population density and age distribution of residents. The Company also reviews the competition for general dentistry services in the local area with the objective of locating Dental Centers where Coast Dentists are able to offer their dental services at substantially more affordable prices than their local competitors. The Company also seeks locations containing substantial numbers of consumers who are covered by dental managed care plans, but who have access to only a limited number of general dental providers through these plans.

     While targeting potential markets for the location of an internally developed Dental Center, the Company typically assists the Coast Florida P.A. in contracting with managed care companies serving a particular market. By contracting with managed care companies prior to entering a new market, a minimum recurring revenue stream is established during the early stages of the Dental Center's development. The Company typically seeks to locate in large shopping centers, where pedestrian traffic is heavy. This provides the Dental Center with the opportunity to rapidly increase patient revenue beyond the minimum guaranteed managed care revenue through the implementation of a direct marketing program. Internally developed Dental Centers typically require 90 days to prepare for opening. During the initial phase of development, the Dental Center operates on a limited schedule with reduced professional and administrative staffing, until sufficient productivity is achieved. Generally, Coast Dentists who have experience utilizing the Coast Operating Model are placed by the Coast Florida P.A. in new internally developed Dental Centers, often providing services at two locations until a full-time Coast Dentist is required by the Coast Florida P.A.

     In evaluating potential acquired Dental Centers, the physical plant and equipment of the Dental Center is evaluated, as are historical revenue and expense levels, including the mix of managed care and fee-for-service revenue. The Company targets Dental Centers which are self supporting, but which can benefit from the implementation of the Coast Operating Model. The Company generally seeks to affiliate with dentists who are willing to remain in practice as Coast Dentists. Following the acquisition of a Dental Center, a post-acquisition team is actively involved in the integration of the Dental Center into the Coast Dental Network. This integration includes centralizing many administrative and management functions and bringing the Dental Center on line with the Company's management information systems. The Company believes the full integration of an acquired Dental Center, including the implementation of the Coast Operating Model, generally takes approximately six months to complete.

     For the twelve months ended September 30, 1996, the average revenue production for the ten Coast Dentists affiliated with the Company for the entire period was approximately $488,000. In addition, for the same period, the Coast Dentists averaged 112 patient visits per week (including hygienist visits). Based upon data contained in the ADA's survey conducted in 1994 and accounting for hygienist visits, the Company believes that Coast Dentists have achieved substantially higher patient revenue production and patient visits than the national average for general practitioners, although there can be no assurance that such industry data is representative of current productivity by the average general dental practitioner. For internally developed Dental Centers, the Company has attained profitability (determined by subtracting from the services and support fee earned by the Company at an internally developed Dental Center the amount of the Company's expenditures incurred at such Dental Center, excluding corporate overhead) in an average of three to four months from opening. Acquired Dental Centers which the Company has managed for at least six months have experienced an average aggregate increase of 14.8% in gross patient revenue in the six month period following the acquisitions of the dental practices as compared to the six month period preceding the acquisitions, attributable to increased patient flow resulting from implementation of marketing programs, incremental managed care business and increased operating efficiencies.

RECENT ACQUISITIONS

     As of January 1, 1997, the Company was managing 29 Dental Centers located in central Florida, 12 of which were internally developed and 17 of which were acquired. The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995 and one in 1996. The Company has added 17 acquired Dental Centers in 1996, including a single dental office in January 1996, seven dental offices in April 1996 through the Volusia Acquisition, three separate single dental offices in September 1996, three dental offices in November 1996 through the Seminole Acquisition, and three separate single dental offices in December 1996. The total purchase prices for the Volusia Acquisition and the Seminole Acquisition were $1.8 million and $2.5 million, respectively, and the purchase prices for the other acquisitions completed in 1996 aggregated approximately $1.0 million. See Notes 4 and 12 to Notes to Financial Statements of the Company and the Unaudited Pro Forma Combined Financial Information of the Company.

COAST DENTAL CENTER LOCATIONS

     The current locations of the Dental Centers, all of which are located in the State of Florida, and the date each was opened or acquired are as follows:

                          CURRENT                             DATE OPENED/
                         LOCATIONS                              ACQUIRED*
                         ---------                           ---------------
Holiday....................................................  May 1992
Port Richey................................................  September 1992
Spring Hill................................................  April 1993
Clearwater.................................................  September 1993
Largo......................................................  May 1994
Oldsmar....................................................  August 1994
Dunedin....................................................  November 1994
Tampa......................................................  December 1994
St. Petersburg.............................................  January 1995
Tampa......................................................  March 1995
Titusville.................................................  December 1995
Tampa......................................................  January 1996*
Daytona....................................................  April 1996*
Daytona....................................................  April 1996*
Deltona....................................................  April 1996*
Orange City................................................  April 1996*
Ormond Beach...............................................  April 1996*
Palm Coast.................................................  April 1996*
Port Orange................................................  April 1996*
Tampa......................................................  September 1996*
Wesley Chapel..............................................  September 1996*
Orlando....................................................  September 1996*
Casselberry................................................  November 1996*
Apopka.....................................................  November 1996*
Orlando....................................................  November 1996*
Gainesville................................................  December 1996*
Kissimmee..................................................  December 1996*
Orlando....................................................  December 1996*
Lakeland...................................................  December 1996

SERVICES AND OPERATIONS

     The Company is primarily responsible for the management and administrative functions of its Dental Centers, but does not provide dental care. The Company provides financial, accounting, billing, training, marketing assistance and collection services for the Coast Florida P.A. and employs the Dental Center's management and administrative personnel. The Coast Florida P.A. maintains full control over the dental practices of the Coast Dentists, employs the Coast Dentists and their hygienists and sets standards of care in order to promote the provision of quality dental care. The Coast Florida P.A. is also responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements. Each Coast Dentist is responsible for acquiring and maintaining professional liability insurance.

     Advertising and Marketing. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions. The Company produces all broadcast advertising internally and tailors such advertising to the particular local market. The name of the Coast Dentist is prominently featured in each advertisement. The advertising typically highlights affordable services and convenient locations. Florida regulations provide certain restrictions on the Company's ability to provide advertising and marketing services to the Coast Florida

P.A. See "Risk Factors -- Government Regulations -- Advertising Restrictions" and "-- Coast Operating Model."

     Managed Care Contracts. The Coast Dental Network is marketed to HMOs, health insurance companies and other third party payors who have an established presence in regional markets served, or expected to be served, by the Coast Dental Network. The Company provides expertise to the Coast Florida P.A. by assisting in the negotiation of contracts with managed care companies. In some instances, the managed care contract provides for a monthly pre-determined lump sum amount or per patient amount, while in other instances, the managed care contract provides for certain discounts or fixed fees for dental services provided under the contract. The managed care contracts are typically for one year terms which automatically renew for additional one year periods unless terminated by either party. To date all managed care contracts that were subject to renewal in 1996 have been renewed. The Company believes that managed care contracts provide Coast Dentists with a steady patient flow and predictable revenue.

     Management Information Systems. The Company utilizes information systems which track important data related to each Dental Center's operations and financial performance. The Company monitors all expenditures on advertising in order to advise the Coast Florida P.A. as to where advertising expenditures need to be increased or decreased. The Company's systems also track new patient cases for each of its Dental Centers and develop programs to monitor whether new patient services at the Dental Centers are at projected levels. Billing and collection information is sent daily by each of the Dental Centers to the Company for processing. The Company also provides each of the Dental Centers with monthly operating data and quarterly financial statements. The Company provides an analysis of the financial results and recommends changes to improve the financial performance of the Dental Center. This analysis allows a Dental Center to make periodic adjustments in marketing and operations.

     Recruiting and Training. The Coast Florida P.A. employs, supervises and trains all Coast Dentists and dental hygienists in each Dental Center. Each Coast Dentist is a graduate of an accredited dental program, and each Dental Center is supervised by a Coast Dentist with at least three years of experience. The Coast Florida P.A. maintains full control over the dental practice of the Coast Dentists and sets standards of practice in order to promote quality dental care. All personnel, other than Coast Dentist's and dental hygienist, are employed, supervised and trained by the Company. The Company, while not engaged in the practice of dentistry, assists the Dental Center in the day-to-day operations and management of personnel. The Coast Florida P.A. is responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements.

     Staffing and Scheduling. The Dental Centers are generally open from 8:30 a.m. to 5:00 p.m., Monday through Friday. A Dental Center will increase its hours and open on Saturday if necessary to accommodate additional patient visits. The Coast Florida P.A. typically rotates a Coast Dentist to another Dental Center in order to accommodate unusual volume at that Dental Center. Currently, staffing by the Coast Florida P.A. and the Company at a typical Dental Center consists of one dentist, one hygienist, one office manager, one receptionist and three dental assistants. The staffing and scheduling procedures established by the Company after direction from and approval by the Coast Florida P.A. allow the Coast Dentists to spend substantially all of the time they are in the Dental Center working with patients. The Coast Dentists provide services to an average of 25 patients per day versus the industry standard of 16 patients per day.

     Purchasing and Distribution. Because of the growing number of Dental Centers, the Company is able to make purchases of dental supplies and inventory, equipment, and office furniture at reduced per unit costs. The Company negotiates arrangements with suppliers that provide cost savings to each of the Dental Centers. Dental equipment supplies are obtained by the Company as directed by the Coast Florida P.A. Dental and administrative supplies are purchased by the Company and distributed on a just-in-time basis to each Dental Center, thereby limiting storage of unused inventory and supplies.

     Facilities. All Dental Centers are leased and are generally located either in shopping centers or professional office buildings. Substantially all of the Dental Centers include private treatment rooms and large patient waiting areas rather than one large treatment area. Dental Centers typically range from six to 12 treatment rooms and range in size from 1,200 square feet to 3,900 square feet. Pursuant to its Services and

Support Agreement, the Company provides office facilities, dental equipment and furnishings to the Coast Florida P.A.

SERVICES AND SUPPORT AGREEMENT

     The Company has entered into a Services and Support Agreement with the Coast Florida P.A. pursuant to which the Company is the exclusive business manager, to the extent allowable by law, of the Dental Centers. As Dental Centers are acquired or internally developed in Florida by the Company and the Coast Florida P.A., the Dental Centers are expected to be governed by the existing Services and Support Agreement, subject to possible future modification or amendment. The Company has an additional services and support agreement with another single dental provider on different terms than that of the Services and Support Agreement and which is immaterial to the business of the Company. All descriptions and references throughout this document to the Services and Support Agreement (unless the context requires otherwise) shall be deemed to be that Services and Support Agreement existing with the Coast Florida P.A.

     Under the Services and Support Agreement, the Company is obligated to provide comprehensive administrative and business services and support including, among other things, to (i) provide, maintain and repair all offices, equipment and furnishings, (ii) employ all non-professional personnel necessary for the operation of the Dental Centers, (iii) provide payroll services, (iv) implement standard business systems and procedures and provide systems and procedures training, (v) order all general business inventory and supplies required by the Dental Centers and handle accounts payable, (vi) establish and maintain information systems and provide accounting and bookkeeping services,
(vii) monitor compliance with rules and regulations applicable to Dental Center business, (viii) provide marketing assistance, (ix) provide advisory services regarding future offices, and (x) provide assistance in billing and collections, all as to the extent permitted by law.

     The Services and Support Agreement provides that the Coast Florida P.A. is responsible for, among other things, (i) employing and supervising all dentists and dental hygienists, (ii) complying with all laws, rules and regulations relating to dentists and dental hygienists, (iii) participating in quality assurance/utilization review programs, (iv) maintaining proper dental patient records, and (v) using its best effort to obtain professional liability insurance with limits of not less than $1.0 million per claim and aggregate policy limits of not less than $3.0 million.

     Under the terms of the Services and Support Agreement, the Coast Florida P.A. is required to indemnify, hold harmless, and defend the Company from and against any and all claims from negligent or intentional acts or omissions, including the performance of dental services, by the Coast Florida P.A. and its employees. The Company is required to indemnify, hold harmless and defend the Coast Florida P.A. from and against any and all claims resulting from negligent or intentional acts or omissions by the Company.


     As compensation for its management services under the current Services and Support Agreement, the Coast Florida P.A. pays the Company a monthly services and support fee equal to 76% of the gross revenue of the Dental Center. Dental Center expenses paid by the Company from the services and support fee include all operating and nonoperating expenses incurred at the Dental Center except for the salaries and benefits of the Coast Dentists and dental hygienists, federal and state income taxes, bad debt, and any other expenses designated as an expense of the Coast Florida P.A. The Coast Florida P.A. is owned and managed by Adam Diasti, an executive officer and director of the Company. See "Risk
Factors -- Dependence on the Coast Florida P.A. and the Coast Dentists," "Risk Factors -- Potential Conflicts of Interest of the Company's President and Chief Operating Officer", "Management" and "Certain Transactions." Future modifications, amendments or revisions to the Services and Support Agreement will be approved in advance by the Audit Committee of the Company's Board of Directors, a majority of which will consist of the independent outside directors of the Company.


     Pursuant to the Services and Support Agreement, an advisory board ("Advisory Board") consisting of one member designated by the Company, currently Joseph Smith, Chief Financial Officer and a director of the Company, and one member designated by the Coast Florida P.A., currently Adam Diasti, President and director of the Company will have the responsibility for, among other things, (i) reviewing any renovation and expansion plans and capital equipment expenditures relating to the Coast Florida P.A., (ii) approving the non-dental ancillary services provided by the Coast Florida P.A., (iii) providing input on agreements with institutional care providers and third party payors, (iv) assisting the Company in developing long-term strategic planning objectives, (v) providing advice regarding the priority of major capital expenditures and (vi) resolving disputes between the Company and the Coast Dentists. Due to legal restrictions in the State of Florida, the Services and Support Agreement prohibits the Company from exercising any control, either direct or indirect, over the Coast Dentists' professional decisions, patient records, and decisions relating to pricing, advertising, office personnel and hours of practice.

     The Services and Support Agreement is for a term of 40 years, which automatically renews annually, and is terminable by the Company if the Company determines that any applicable legislation, rule or regulation may have an adverse effect on the Company's rights, remedies or discretion under the Services and Support Agreement. The Services and Support Agreement is terminable by either party if the other party materially defaults in the performance of any of its obligations under the Services and Support Agreement and such default continues for a certain period of time after notice, or if the other party files a petition for bankruptcy or other similar events occur. The Services and Support Agreement provides that it shall be amended by the parties in the event of any regulatory matters affecting the validity of the Services and Support Agreement as is necessary to bring it into compliance. However, the Company may terminate the Services and Support Agreement if amendment will not preserve the underlying financial arrangement.

     During the term of the Services and Support Agreement, the Company and the Coast Florida P.A. agree not to disclose certain confidential and proprietary information regarding the other. The Coast Florida P.A. is required under the Services and Support Agreement to use its best efforts to enter into and enforce written employment agreements with each of its professional employees containing covenants not to compete with the Coast Florida P.A. in a specified geographic area for a specified period of time after termination of the employment agreement. The employment agreements generally provide for liquidated damages and injunctive relief in the event of a breach of the covenant not to compete. However, the Company's ability to enforce the covenant not to compete is not a certainty. See "Risk Factors -- Non-competition Covenants." Under the Services and Support Agreement, the Company is to be designated as a third party beneficiary in the employment agreements between Coast Florida P.A. and the Coast Dentist.

     To assist in maintaining the continuity of the Services and Support Agreement, the Company has entered into an Agreement to Transfer Stock and Stock Pledge (the "Agreement") with Dr. Adam Diasti, sole shareholder of Coast Florida P.A., pursuant to which Dr. Diasti has agreed to sell all of his shares of Coast Florida P.A. stock (the "Coast Florida P.A. Shares") to a dentist(s) or professional association licensed to practice dentistry in the State of Florida, designated by the Company, in the event (i) Dr. Diasti dies; (ii) Dr. Diasti loses his Florida license to practice dentistry for any reason; (iii) there is a default under the Services and Support Agreement by the Coast Florida P.A. or Dr. Diasti; (iv) Dr. Diasti becomes insolvent, files or has filed against him a bankruptcy petition which is not discharged within thirty (30) days, has a receiver appointed for his business, assets or property, has his bank accounts, property or accounts attached, has execution levied against his business or property, makes an assignment for benefit of creditors or has any of his Coast Florida P.A. shares attached or levied upon for payment of his debts; (v) Dr. Diasti is adjudicated incompetent by any court of law; (vi) Dr. Diasti no longer meets the qualifications to be a shareholder of a Florida professional association; or (vii) Dr. Diasti breaches the Agreement.

     The purchase price for the Coast Florida P.A. Shares under the Agreement is an amount which is equal to the fair market value of the Coast Florida P.A. Shares as determined by a nationally recognized firm of independent certified public accountants. The term of the Agreement is for as long as the Services and Support Agreement and any renewals thereof are in effect. Under the Agreement, Dr. Diasti has pledged to the Company all of his Coast Florida P.A. Shares to secure his agreement to sell his Coast Florida P.A. Shares to the Company's designee. Notwithstanding the above, Dr. Diasti shall have the right to sell or transfer his stock during the terms of the Agreement so long as the transferee is bound by the terms thereof.

     The Company plans to continue to use the current form of its Services and Support Agreement to the extent possible and marketable, as it enters into new states or into arrangements with other dental practices. However, the terms of future agreements may differ according to market conditions and the statutory or regulatory requirements of the particular state in which the dental practice is located.

GOVERNMENTAL AND STATE REGULATIONS

     General Overview. The Company's operations and relationships are subject to a variety of governmental and regulatory requirements relating to the conduct of its business. The Company is also subject to laws and regulations which relate to business corporations in general. The Company believes that it exercises care in an effort to structure its practices and arrangements with dental practices to comply with relevant federal and state law and believes that such arrangements and practices comply in all material respects with all applicable statutes and regulations. The health care industry and dental practices are highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly and adversely in the future. In general, regulation of health care providers and companies is increasing.

     There are currently several federal and state initiatives designed to amend regulations relating to the provision of health care services, the access to health care, the costs of health care and the manner in which health care providers are reimbursed for their services. However, it is not possible to predict whether any such initiatives will be enacted as legislation or, if enacted, what their form, effective dates or impact on the Company will be. See "Risk Factors -- Government Regulations."

     Every state imposes licensing requirements on dentists and on their facilities and services. In addition, many states require regulatory approval, including certificates of need, before establishing certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. The execution of a management agreement with a dental practice does not in most states require any health care regulatory approval on the part of the Company or the dental practice. However, in connection with the expansion of existing operations and the entry into new markets, the Company and its associated dental practice may become subject to additional regulation. See "Risk
Factors -- Government Regulations."

     Health Care Regulations Affecting the Company. Business arrangements between dentists and business corporations are regulated extensively at the state and federal levels, including regulation in the following areas:

          Corporate Practice of Dentistry. The laws of many states prohibit corporations that are not owned entirely by dentists from employing dentists (and in some states, dental hygienists and dental assistants), having control over clinical decision-making, or engaging in other activities that are deemed to constitute the practice of dentistry. Florida law specifically prohibits non-professional corporations from employing dentists and dental hygienists, exercising control over patient records, and making decisions relating to clinical matters, office personnel, hours of practice, pricing, credit, refunds, warranties and advertising. The Company does not employ dentists or dental hygienists and does not exercise control over any prohibited areas. While Dr. Adam Diasti, the sole shareholder of the Coast Florida P.A., is also a shareholder, director and officer of the Company, he acts independently when making decisions in these areas on behalf of the Coast Florida P.A.

          Some states, including Florida, also prohibit non-professional corporations from owning, maintaining or operating an office for the practice of dentistry. These laws have generally been construed to permit arrangements under which the dentists are not employed by or otherwise controlled as to clinical matters by the party supplying facilities and non-professional services. Florida law specifically requires that dentists or their professional corporations maintain complete care, custody and control of all equipment and materials used in the practice of dentistry. The Services and Support Agreement between the Company and Coast Florida P.A. provides that the Company shall not exercise control over any matters that would violate the requirements of Florida law.

          Fee-Splitting and Anti-kickback Laws.

             State Law. Many states also prohibit "fee-splitting" by dentists with any party except other dentists in the same professional corporation or practice entity. In most cases, these laws have been construed as applying to the practice of paying a portion of a fee to another person for referring a patient or otherwise generating business, and not to provide payment of reasonable compensation for facilities and services (other than the generation of referrals), even if the payment is based on a percentage of the practice's revenues. The Florida fee-splitting law prohibits paying or receiving any commission, bonus, kickback, or rebate, or engaging in any split-fee arrangement in any form with a dentist for patient referrals to dentists or other providers of health care goods and services. According to a Florida court of appeals decision interpreting this law, it does not prohibit a management fee that is based on a percentage of gross income of a professional practice if the manager does not refer patients to the practice.

             In addition, most states have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services.

             Federal Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by a federal program.

             The Company operates in a manner that complies with these requirements. For this reason, the Services and Support Agreement provides that the Company will not engage in direct marketing to potential sources of business, but will only assist the Coast Florida P.A. personnel in these endeavors by providing training, marketing materials and technical assistance.

          Advertising Restrictions. Many states, including Florida, prohibit dentists from using advertising which includes any name other than their own, or from advertising in any manner that is likely to mislead a person to believe that a non-dentist is engaged in the practice of dentistry. The Services and Support Agreement provides that all advertising shall conform to these requirements. Florida law also requires all advertising to identify the Florida dentist who assumes total responsibility for the advertisement and may not include the name of a person who is not either actually involved in the practice of dentistry at the advertised location or an owner of the practice being advertised is not permitted. All of the advertisements include the name of Dr. Adam Diasti who owns the dental practice through the Coast Florida P.A.

          Limitations on Delegation. Some states, including Florida, regulate the manner in which dentists delegate certain tasks to non-dentists. In Florida, if a dentist uses a nonlicensed person to prepare orthodontic or prosthetic devices such as dentures, certain record keeping requirements must be met. The Company follows these requirements whenever such activities are performed by its employees.

These laws have civil and criminal penalties. Shumaker, Loop & Kendrick, LLP, counsel for the Company, has advised the Company that the Services and Support Agreement is consistent with the Florida and federal legal requirements discussed above, so long as the fees paid to the Company do not exceed reasonable levels for the facilities and services provided, and the Company believes that the fee arrangement under the Services and Support Agreement is reasonable. Nonetheless, these laws have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The Company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. For these reasons, there can be no assurance that review of the Company's business arrangements or the operation of the Dental Centers will not result in determinations that adversely affect the Company's operations or that the long-term Services and Support Agreement or certain of its provisions will not be held invalid and unenforceable.

     In addition, these laws and their interpretation vary from state to state. The laws and regulations of certain states into which the Company seeks to expand may require the Company to change the form of relationships entered into with dentists in a manner that restricts the Company's operations in those states.

     Anti-Fraud Laws.

          State Law. State laws prohibit any person from knowingly and willfully making any false statement or misrepresentation of a material fact in seeking payment for items or services.

          Federal Law. Federal law prohibits any person from knowingly and willfully making any false statement or misrepresentation of a material fact in seeking payment for items or services. Federal laws impose civil monetary penalties for filing claims that the filing party "should know" are not appropriate under rules applicable to federally funded health care programs.

     Self-Referral Laws.

          State Law. Many states, subject to certain exceptions, prohibit referrals for certain health services if the referring dentist has an ownership interest in and/or a compensation arrangement with the entity receiving the referral. Many states require the dentist to disclose such interests to patients.

          Federal Law. Federal law, subject to certain exceptions, prohibits certain Medicare and Medicaid referrals to entities in which a dentist has an ownership interest or with which the dentist has a compensation arrangement.

     The federal law and most state laws have exceptions for in-office services provided under the direct supervision of the dentist. The Company believes that its arrangements with its Coast Dentists comply with these laws. There is no assurance that changes in these laws or their interpretation will not affect the Company's current or future activities.

     Regulatory Compliance. The Company believes that health care regulations will continue to change, and as a result, regularly monitors developments in health care law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environment change. However, there can be no assurance that such change will not adversely affect the ability of the Company to operate as it currently does or to remain profitable in doing so.

INSURANCE

     The Company's business entails an inherent risk of claims of liability. The Coast Dentists are involved in the delivery of health care services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Company is indemnified under the Services and Support Agreement for claims against the Company arising from the performance of medical and dental services provided by the Coast Florida P.A. The Company maintains liability insurance for itself and negotiates liability insurance for the Coast Dentists. Successful malpractice claims asserted against the Coast Florida P.A., however, could have an adverse effect on the Company's profitability. The Company maintains professional liability and general liability insurance on a claims-made basis in the amounts of $1.0 million per incident, and $3.0 million in the aggregate per annum, along with a $5.0 million umbrella policy. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

COMPETITION

     The Company is aware of several other companies which are actively engaged in the consolidation of existing dental practices and providing management services to dental practices, some of which may have substantially greater financial resources and longer operating histories than the Company. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company. The primary basis of competition between dental PPMs are the extent of the dental care network, management expertise and experience, sophistication of management information systems, the elements of its operating system, the availability of managed care business, opportunity for career enhancement of potential associated dentists, liquidity, high visibility, pricing in acquisition and management agreements, degrees of control required by the merger and the size of operations.

     The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The primary bases of competition within the dental services industry are price of services, marketing exposure, convenience of location and traffic flow of location, hours of operation, reputation, managed care contracts, quality of care, and appearance and usefulness of facility and equipment. Coast

Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of those dentists have more established practices in their markets.

SERVICE MARKS

     The Company applied for registration of the service marks "Coast Dental" and the Company logo with the United States Patent and Trademarks Office in 1996 which application is currently pending.

EMPLOYEES

     At January 1, 1997, the Company had 268 full-time and part-time employees, of which approximately 19 were employed at the Company's headquarters and approximately 249 were employed at the Dental Centers. None of the Company's employees are employed under a collective bargaining agreement. The Company believes that its relationship with its employees is good.

LITIGATION

     There are no material pending legal proceedings other than routine litigation arising in the ordinary course of business. The Company does not believe that the results of such litigation, even if the outcome were unfavorable to the Company, would have a material adverse effect on its financial position.

PROPERTIES

     The Company presently leases an average of between 1,200 to 2,000 square feet of office space for each of the Dental Centers. The typical lease for office space is for a term of approximately five years and generally provides for renewal options for additional years. The average rental payments for a leased Dental Center are approximately $1,600 per month. The Company plans to continue to lease rather than purchase space for the Dental Centers to preserve the Company's available capital.

     The Company leases 3,800 square feet of office space in Tampa, Florida for its Corporate headquarters. This lease is for a term through May 2000 and the Company believes the facility is adequate for its current needs.

     The Company generally anticipates leasing and developing new Dental Centers in its current market as well as in certain other geographic markets rather than significantly expanding the size of its existing Dental Centers.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the names and ages of the Company's directors, executive officers, and key employees, and the positions they each hold with the Company:

            NAME               AGE                           POSITION
            ----               ---                           --------
Terek Diasti, DVM............  37    Chief Executive Officer, Chairman of the Board, and
                                     Director
Adam Diasti, DDS.............  35    President, Chief Operating Officer, Dental Director and
                                     Director
Joseph R. Smith, CPA.........  44    Chief Financial Officer, Secretary, Treasurer and
                                     Director
Tim Diasti...................  28    Vice President of Operations
Elizabeth Szeltner...........  36    Controller
John H. Kang(1)..............  33    Director
Donald R. Millard(1).........  48    Director

---------------

(1) Appointment will become effective upon the consummation of this Offering.

     TEREK DIASTI, DVM, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD, AND DIRECTOR. Dr. Diasti is a founder of the Company and has served as Chairman of the Board of the Company since 1992. From 1989 to 1993, Dr. Diasti operated and managed Lakeside Animal Hospital, Avalon Animal Hospital, Country Oaks Animal Hospital and Northdale Animal Hospital, all of which are veterinary hospitals in the Tampa Bay area. While at the veterinary hospitals, Dr. Diasti was engaged in the development internal managerial and operational programs. Dr. Diasti received his Doctorate of Veterinary Medicine from Purdue University. Dr. Diasti is the brother of Dr. Adam Diasti and Tim Diasti.

     ADAM DIASTI, DDS, PRESIDENT, CHIEF OPERATING OFFICER, DENTAL DIRECTOR AND DIRECTOR. Dr. Diasti is a founder of the Company and has served as the President of the Company since its inception. Dr. Diasti is also the founder, president, director and sole shareholder of the Coast Florida P.A. From May 1991 to May 1992, he managed and operated the Sarasota Walk In Dental Clinic, a group practice of three dentists and denture laboratory in Sarasota, Florida. Prior to May 1991, Dr. Diasti worked as a dentist in a large group practice of 18 offices known as Quality Dental in Newman Grove, Nebraska. He served as the Dental Operations Manager of Quality Dental. Dr. Diasti has a Doctorate of Dental Surgery from Creighton University in 1990 and is a member of the American Dental Association. Dr. Diasti is the brother of Dr. Terek Diasti and Tim Diasti.

     JOSEPH R. SMITH, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND DIRECTOR. Mr. Smith, a Certified Public Accountant, joined Coast Dental as its Chief Financial Officer in February 1996. He was elected as a director of the Company in September 1996. Prior to joining Coast and since 1985, he was a partner with Deloitte & Touche LLP, in the Central Florida practice where he most recently served as the partner in charge of middle market services for Central Florida and the partner in charge of services to the Retail industry for the Florida region. Mr. Smith graduated with a Bachelor of Science in Accounting in 1975 from the University of Florida.

     TIM DIASTI, VICE PRESIDENT OF OPERATIONS. Mr. Diasti is a founder of the Company and has served as Vice President of Operations of the Company since its inception. Mr. Diasti graduated with a Bachelor of Arts from the University of Nebraska's School of Business in 1992. Mr. Diasti is the brother of Dr. Terek Diasti and Dr. Adam Diasti.

     ELIZABETH SZELTNER, CONTROLLER. Ms. Szeltner joined Coast Dental as its Controller in July 1994. She served as a controller for USA Rent a Car from 1992 through 1994, a nationwide rental car company with annual revenue exceeding $52.0 million. From 1990 through 1992, Ms. Szeltner served as Consultant/Controller for El Paso Rehabilitation Center, a health care company. She also was employed as a Senior Accountant at KPMG Peat Marwick LLP from 1987 through 1990. Ms. Szeltner has a Bachelor of Science in Accounting from the University of Texas-El Paso. She earned her CPA certificate in Texas in 1993.

     Mr. John H. Kang and Mr. Donald R. Millard have agreed to serve as a directors of the Company upon consummation of this Offering.

     JOHN H. KANG. Mr. Kang has been President and a director of Medical Manager Corporation since July 1996. He is the founder of NMS and has served as its President since its inception in 1994. In 1987, Mr. Kang founded J. Holdsworth Capital Ltd., a private investment firm, and is currently its President. He has been a director of Amorphous Technologies International, a company engaged in the research and development and manufacture of metal alloy, since May 1995. Mr. Kang also has been a director of Nutcracker Snacks, Inc., a manufacturer of snack foods, since December 1988. From June 1988 to September 1996, Mr. Kang was the Chairman and a director of Clayton Group, Inc., a distributor of waterworks materials. Mr. Kang received an A.B. in Economics from Harvard College in 1985.

     DONALD R. MILLARD. Mr. Millard has served as Senior Vice President of Finance and Chief Financial Officer of Matria Healthcare, Inc., a provider of comprehensive obstetrical homecare and maternity management services, since March 1996. Previously, Mr. Millard served as Treasurer from 1990 and Vice President -- Finance and Chief Financial Officer from 1987 for Healthdyne, Inc., which merged with Tokos Medical Corporation in March 1996 to form Matria Healthcare, Inc. Prior to joining Healthdyne, Inc., Mr. Millard served as President of Dental One, Inc., a dental healthcare provider, from December 1982 to June 1987. Mr. Millard is a Certified Public Accountant.

     Pursuant to the terms of the Company's Certificate of Incorporation and Bylaws, the Board of Directors has the power to set the number of directors. The number of directors is presently set at five members and there are currently two vacancies. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year. The Class I director is Terek Diasti, the Class II director is Adam Diasti and the Class III director is Joseph Smith. The initial terms of the current Class I, Class II and Class III directors will expire at the annual meeting of the stockholders of the Company in 1997, 1998 and 1999, respectively. Effective upon consummation of the offering, Mr. John Kang and Mr. Donald R. Millard will become Class I members of the Company's Board of Directors. Officers of the Company are appointed by the Board of Directors and hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are appointed, subject to earlier removal by the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation (the "Certificate") provides that a Director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except: (i) for any breach of duty of loyalty; (ii) for acts or omissions not in good faith or which involve international misconduct or knowing violations of laws; (iii) for liability under Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the Director derived any improper personal benefit.
Article VIII of the Company's By-laws provides that the Company shall indemnify each Director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the Delaware GCL.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with all of its Directors and certain of its officers. Similar Indemnification Agreements may from time to time be entered into with additional officers of the Company or certain other employees or agents of the Company. At present, there is no material pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification is required or permitted, nor is the Company aware of any threatened litigation or proceeding that may result in a claim for such indemnification. The Company is also empowered under its Certificate to purchase and maintain insurance or furnish similar protection on behalf of any person who it is required or permitted to indemnify and the Company has acquired such insurance in connection with such individuals that the Company believes is warranted.

DIRECTORS' COMPENSATION

     Each Director of the Company who is not an employee of the Company will receive $1,000 for each meeting of the Board of Directors or any committee attended plus out-of-pocket expenses incurred in connection with attendance at such meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors will establish, effective upon consummation of this Offering an Audit Committee the members of which will be Messrs. Kang, Smith and Millard, a Compensation Committee, the members of which will be Messrs. Kang and Millard, and Dr. Terek Diasti, and an Executive Committee consisting of Dr. Terek Diasti and Mr. Smith. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, to review the results thereof with the independent public accounts, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting controls, review compliance with federal and state laws relating to accounting practices and review and approve (with the concurrence of a majority of the disinterested directors of the Company) transactions, if any, with affiliated parties.

     The functions of the Compensation Committee will be to review and approve annual salaries and bonuses for all officers, review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto, administer the Company's stock option plans, and carry out the responsibilities required by rules of the Securities and Exchange Commission.

     The Executive Committee, to the fullest extent allowed by Delaware law and subject to the powers and authority delegated to the Audit Committee and the Compensation Committee, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company during intervals between meetings of the Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth information with respect to all compensation paid or accrued in 1995 and 1996 for services rendered in all capacities to the Company and its predecessors by the chief executive officer. For the year ended December 31, 1995, no officer of the Company received compensation in excess of $100,000 and for the year ended December 31, 1996, Mr. Joseph Smith, Chief Financial Officer, was the only officer of the Company to receive compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL            LONG TERM
                                                        COMPENSATION        COMPENSATION
                                                    --------------------    ------------
                                                                             RESTRICTED
           NAME AND PRINCIPAL POSITION              YEAR       SALARY       STOCK AWARD
           ---------------------------              ----    ------------    ------------
Terek Diasti, Chief Executive Officer.............  1995      $ 26,833
                                                    1996      $ 63,442         --
Joseph R. Smith, Chief Financial Officer..........  1996      $114,423        $27,674(1)


---------------

(1) Represents 105,000 shares of restricted Common Stock granted by the Company to Mr. Smith, which based upon the assumed initial offering price of $9.00 per share, would have a total aggregate value of $945,000. A total of 57,500 of these shares automatically vest at the time of completion of the Offering and 28,750 of such shares will vest on February 12, 1998 and on February 12, 1999, subject to Mr. Smith's continued employment on such dates. Dividends will not be paid on shares which are subject to such restrictions.

     The Company anticipates that it will pay compensation in excess of $100,000 to both the Chief Executive Officer and Chief Financial Officer for the year ended December 31, 1997 pursuant to certain employment agreements. See
"-- Employment Agreements." The Company did not grant any stock options or stock appreciation rights to executive officers during 1996 nor were any such options or rights outstanding for executive officers as of the end of that fiscal year.

EMPLOYMENT AGREEMENTS

     Dr. Terek Diasti and Dr. Adam Diasti have each entered into an Employment Agreement with the Company (the "Employment Agreements"), pursuant to which they have agreed to serve as the Company's Chief Executive Officer and Chief Operating Officer, respectively. The Employment Agreements are for a term of five years ending on September 30, 2001 and are renewable for subsequent one year terms by mutual agreement of the parties. Dr. Terek Diasti and Dr. Adam Diasti will receive annual base salaries of not less than $110,000 and $90,000, respectively, during the first year and not less than $135,000 and $115,000, respectively, for subsequent years, under the Employment Agreements. Dr. Terek Diasti agreed to devote substantially all of his time and attention to the business and affairs of the Company, while Dr. Adam Diasti, because of his obligations to the Coast Florida P.A., has agreed to devote such time and attention as is reasonably necessary to fulfill his obligations to the Company. Dr. Terek Diasti and Dr. Adam Diasti will each be eligible for annual incentive bonuses, up to 100% of their annual base salary, in an amount to be determined by the Compensation Committee of the Board of Directors in accordance with the Company achieving certain performance measures set by the Committee. Each of such Employment Agreements provides that in the event of a termination of employment by the Company other than (i) for cause, (ii) upon death or disability or (iii) upon voluntary termination by employee, such employee shall be entitled to receive from the Company a series of monthly payments equal to one-twelfth of the employee's annual base salary for each month during the remaining term of such Employment Agreement, but not less than twenty-four months, plus a payment for accrued but unpaid wages and expense reimbursements. Such Employment Agreements provide that in the event such employee's employment terminates other than for cause within twelve months following a change in control (as defined in such Employment Agreements) of the Company, the Company shall pay such employee a series of 36 monthly payments of one-twelfth of the sum of such employee's base salary plus his previous years' bonus. Each such Employment Agreement contains a non-competition covenant with the Company for a period of two years following termination of employment.

     The Company and Joseph R. Smith are parties to an Employment Agreement (the "Employment Agreement"), pursuant to which Mr. Smith has agreed to serve as Chief Financial Officer of the Company. The term of the Employment Agreement is for three years ending on February 12, 1999, and is renewable for subsequent one year terms by mutual agreement of the parties. The Employment Agreement also provides that Mr. Smith will be employed for at least two years after any public offering of the Company which occurs during the initial term of the Employment Agreement. In the event Mr. Smith terminates the Employment Agreement without cause during the two year period after any public offering, the Employment Agreement requires Mr. Smith to pay liquidated damages to the Company of $200,000 for each complete year or portion of a year remaining. The Employment Agreement provides that Mr. Smith will devote his full time to the business and affairs of the Company and will receive an annual base salary at a rate equal to $125,000 during the first six months of employment and $150,000 during the second six months, $165,000 in the second year and $180,000 in the third year. The Employment Agreement further provides that upon completion of an initial public offering by the Company, Mr. Smith's compensation will be adjusted to a compensation level which is equivalent to compensation levels of chief financial officers in similarly sized public companies. In addition, Mr. Smith has received under the Employment Agreement 105,000 shares of restricted Company Common Stock of which one-half of the shares will cease to be forfeitable on the initial public offering date and the remaining one-half will cease to be forfeitable after the second and third year of employment. Mr. Smith is also eligible for inclusion, at the Company's expense, in any health, medical, disability, insurance or pension plan made available by the Company to its employees. The Employment Agreement terminates automatically upon death or disability of Mr. Smith and is terminable by the Company "for cause" as defined in the Employment Agreement. The Employment Agreement provides that during the period ending one year after termination, Mr. Smith will not compete with the Company in the dental management business.

Additionally, in January 1997 Mr. Smith received options to purchase 10,000 shares of the Company's Common Stock pursuant to the Company's Incentive Plan as described below. The options are exercisable at the initial public offering price and shall vest pro-rata on an equal basis, over a three year period.

THE PLANS

     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Coast Dental Services, Inc. Stock Option Plan (the "Incentive Plan") and the Coast Dental Services, Inc. Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, the "Plans"). The purpose of the Plans is to provide officers, key employees, and dental professionals employed by the Coast Florida P.A. and the Company with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's Common Stock. The aggregate number of shares of Common Stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares for each plan.

     The Incentive Plan permits the Company to grant incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options ("Non-qualified Options"), stock appreciation rights ("SARs") and Restricted Shares of Common Stock ("Restricted Shares") to officers and employees of the Company (individually, an "Award" and collectively, "Awards"). The Professionals Plan permits the Company to grant Awards of Non-qualified Options, SARs and Restricted Shares to dental professionals employed by the Coast Florida P.A. The various types of Awards are described in more detail below.

     The Incentive Plan is intended to qualify for favorable treatment under
Section 16 of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder ("Rule 16b-3") and Awards under the Incentive Plan are intended to qualify for treatment as "performance-based compensation" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Following the consummation of the Offering, the Plans will be administered by the Compensation Committee, which will be comprised of two or more nonemployee directors who are "disinterested" within the meaning of Rule 16b-3 and Section 162(m) (the "Committee"). The Committee will have, subject to the terms of the Plans, the sole authority to grant Awards under the Plans, to construe and interpret the Plans and to make all other determinations and take any and all actions necessary or advisable for the administration of the Plans.

     Options. Options for the purchase of shares of the Common Stock may be granted under both Plans. The exercise price for the ISOs granted under the Incentive Plan may be no less than the fair market value of the Common Stock on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Stock). Only employees of the Company are eligible to receive ISOs. The exercise price for Non-qualified Options granted under the Plans will generally be the fair market value of the Common Stock on the date of grant; however, the Committee will set an exercise price at less than fair market value if it determines that special circumstances warrant a lower price. Options will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Committee. No Option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Stock).

     SARs. Stock appreciation rights may be granted under both Plans in tandem with Options. An SAR represents the right to receive from the Company the difference (the "Spread"), or a percentage thereof not in excess of 100 percent, between the exercise price of the related Option and the market value of the Common Stock on the date of exercise of the SAR. SARs may only be exercised at a time when the related Option is exercisable and the Spread is positive, and the exercise requires the surrender of the related Option for cancellation. The amount payable by the Company upon exercise may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

     Restricted Shares. Restricted Shares may be granted under both Plans. An award of Restricted Shares involves the immediate transfer by the Company to a participating employee of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The employee is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration, or for payment of an amount that is less than the market value of the shares on the date of grant, as the Committee may determine. Restricted Shares must be subject to a "substantial risk of forfeiture" for a period to be determined by the Committee. An example would be a provision that the employee's Restricted Shares would be forfeited if he or she ceased to serve the Company as an officer at any time before the end of a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may also condition the vesting of the Restricted Shares on the achievement of specified performance objectives ("Management Objectives").

     The Company has awarded a total of 140,000 Restricted Shares to employees and affiliated professionals under the Incentive Plans, which vest over three to five years from the date of grants.

     The Company anticipates that prior to or upon the consummation of the Offering it will have outstanding options to purchase a total of approximately 186,000 shares of Common Stock exercisable at the initial public offering price. The outstanding options are exercisable over vesting schedules ranging from eighteen months to three years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive compensation in the past has been determined by the Company's chief executive officer. Shortly after completion of the Offering, the Company intends to establish a Compensation Committee of the Board of Directors, a majority of whom will be independent directors.

                              CERTAIN TRANSACTIONS

     The information set forth herein briefly describes transactions over the past three years between the Company and its directors, officers and 5% stockholders. These transactions have been approved by the Company's Board of Directors. Future transactions after the Offering, if any, with affiliated parties will be approved by a majority of the Company's independent directors of the Audit Committee and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

THE REORGANIZATION

     In March 1996, Coast Dental, Inc. ("CDI"), was merged into the Company for the purpose of reincorporating the Company in the State of Delaware and changing its name. Terek Diasti and Adam Diasti, directors and executive officers of the Company, and Tim Diasti, an executive officer of the Company, collectively owned 100% of the outstanding common stock of CDI and each received 1,120,000 shares or 100% of the then outstanding shares of Common Stock of the Company as a result of the merger.

AGREEMENT WITH THE COAST FLORIDA P.A.

     The Company has an agreement to provide dental management, services and support to the Coast Florida P.A. Dr. Adam Diasti, a director and the President and Chief Operating Officer of the Company, is the sole owner of the Coast Florida P.A. Payments made by the Coast Florida P.A. to the Company for the management services were $1.2 million, $1.9 million and $3.3 million, in 1993, 1994 and 1995, respectively, and $5.3 million for the nine months ended September 30, 1996. In October 1996, the Company and the Coast Florida P.A. entered into a new services and support agreement pursuant to which the Company will provide dental management services to the Coast Florida P.A. for a management fee equal to 76% of the gross revenue of the Coast Florida P.A.'s Dental Centers. The Coast Florida P.A. hires and supervises all Coast Dentists and hygienists. See "Business -- Services and Support Agreement."

AGREEMENT WITH ADAM DIASTI

     The Company has an agreement with Dr. Adam Diasti, pursuant to which Dr. Diasti has agreed to sell all of his shares of Coast Florida P.A. stock to a licensed dentist designated by the Company if certain events occur. Dr. Diasti is a Director and the President and Chief Operating Officer of the Company. The purchase price under the agreement, if the certain event should occur, will be the fair market value of Dr. Diasti's shares of Coast Florida P.A. stock. See "Business -- Services and Support Agreement."

LOANS TO THE COAST FLORIDA P.A.


     The Coast Florida P.A. is indebted to the Company in the aggregate amount as of January 1, 1997 of approximately $960,000 which represents service and support fees payable to the Company and a Promissory Note dated December 31, 1996 payable to the Company. The Promissory Note totalling approximately $227,000 bears interest at 8% per annum and is payable in one balloon payment due July 1, 1998. The funds were loaned in connection with the acquisition by the Coast Florida P.A. of the patient lists, patient records and related assets of certain dental practices located in Volusia, Flagler and Seminole Counties, Florida, in which the Company acquired the permittable business assets. The management fee receivable as of January 1, 1997 of approximately $733,000 relates to amounts due to the Company in accordance with the Services and Support Agreement. The Company may, from time to time, continue to advance funds under services and support agreement for purposes of funding the payment of expenses or for the Coast Florida P.A.'s future acquisitions of existing dental practices.


CANCELLATION OF PERSONAL GUARANTYS

     Terek Diasti and Adam Diasti have personally guaranteed certain notes payable by the Company, under which $4.4 million was outstanding as of January 1, 1997. The Company intends to repay certain of these notes out of the net proceeds of the Offering, whereupon those individuals are expected to be released from the respective guarantys related to repaid debt. See Note 7 of the Financial Statements of the Company and "Use of Proceeds."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of January 1, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company who owns any shares of Common Stock, (iii) each stockholder that has granted over-allotment options to the Underwriters (the "Selling Stockholders") and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.


                                                                                            SHARES BENEFICIALLY
                                                           PERCENT                          OWNED AFTER OFFERING
                                                        BENEFICIALLY                                 IF
                               SHARES BENEFICIALLY       OWNED AFTER        NUMBER OF      OVER-ALLOTMENT OPTIONS
                               OWNED PRIOR TO THE         OFFERING            SHARES          ARE EXERCISED IN
                                   OFFERING(2)        IF OVER-ALLOTMENT     SUBJECT TO            FULL(2)
    NAME AND ADDRESS OF       ---------------------    OPTIONS ARE NOT    OVER-ALLOTMENT   ----------------------
    BENEFICIAL OWNER(1)         NUMBER      PERCENT       EXERCISED          OPTIONS         NUMBER      PERCENT
    -------------------       ----------    -------   -----------------   --------------   -----------   --------
Diasti Nevada Family Limited
  Partnership(3)............   2,925,000(3)  84.0%          51.0%                 --         2,925,000     51.0%
Dr. Terek Diasti............   3,035,000(4)  87.0           53.0             110,000         2,925,000     51.0
Dr. Adam Diasti.............   3,035,000(4)  87.0           53.0             110,000         2,925,000     51.0
Tim Diasti..................   3,035,000(4)  87.0           53.0             110,000         2,925,000     51.0
Joseph R. Smith.............     105,000      3.0            2.0                  --           105,000      2.0
All directors and executive
  officers as a group (4
  persons)..................   3,360,000     96.0%          59.0%            330,000         3,030,000     53.0%


---------------
(1) The address of each of the beneficial owners identified is 6200 Courtney Campbell Causeway, Suite 690, Tampa FL. 33607. See "Management -- Executive Officers and Directors," "Management -- Employment Agreements" and "Certain Transactions" for discussion of any material relationship which certain of the Selling Stockholders have had with the Company within the past three years.

(2) Based on 3,500,000 shares of Common Stock outstanding prior to the Offering and 5,700,000 shares of Common Stock to be outstanding immediately after the Offering. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), certain shares of Common Stock which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Shares are owned by the Diasti Nevada Family Limited Partnership (the "Diasti Family Partnership") in which Dr. Terek Diasti, Dr. Adam Diasti and Tim Diasti exercise equal investment and voting powers as the general partners.

(4) Includes 2,925,500 shares owned by the Diasti Family Partnership, over which Dr. Terek Diasti, Dr. Adam Diasti, and Tim Diasti share voting control.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). At January 1, 1997, 3,500,000 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. Stockholders of the Company are not entitled to cumulative voting rights, which means the holder or holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the Directors standing for election. All the outstanding shares of Common Stock are, and the shares to be issued in the Transaction when issued will be, fully paid and not liable for further call or assessment. Upon a liquidation of the Company, holders of Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors, and subject to any preferential amount payable to holders of Preferred Stock, if any.

PREFERRED STOCK

     The Board of Directors is authorized to issue 2,000,000 shares of Preferred Stock from time to time in one or more series, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

DIRECTORS' LIABILITY

     As authorized by the Delaware General Corporation Law ("DGCL"), the Restated Certificate of Incorporation of the Company (the "Certificate") limits, to the fullest extent permitted by Delaware law, the liability of Directors to the Company for monetary damages. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against Directors for breaches of their fiduciary duties (including breaches resulting from negligent behavior), except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Bylaws contain provisions to indemnify the Company's Directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director's fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the DGCL.
Section 203 prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BYLAWS

     Certain provisions of the Certificate of Incorporation (the "Certificate") and the Bylaws (the "Bylaws") of the Company could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

     CERTIFICATE OF INCORPORATION

     Classified Board of Directors. The Certificate provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board will be enhanced by staggered three-year terms. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. See "Number of Directors; Removal" below.

     Special Meetings of Stockholders. The Certificate prohibits the taking of stockholder action by written consent without a meeting if there are more than 25 stockholders of record. The Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman, the President or by a majority of the members of the Board of Directors. Furthermore, if a proposal requiring stockholder action is made by or on behalf of an Interested Stockholder (as defined) or a Director affiliated with an Interested Stockholder or where an Interested Stockholder otherwise seeks action requiring stockholder approval, the affirmative vote of a majority of the Continuing Directors (as defined) will also be required to call a special meeting of stockholders. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

     Special Voting Requirements for Certain Transactions. The Certificate provides that (i) any merger or consolidation of the Company or any Subsidiary (as defined) with (a) any Interested Stockholder or (b) any other corporation which is, or after such merger or consolidation would be, an Affiliate (as defined) or Associate (as defined) of an Interested Stockholder, (ii) any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder of 5% of the book value of the total assets of the Company or 5% of stockholders' equity, (iii) certain liquidations or dissolutions of the Company and any proposal to amend the Certificate made on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder, or (iv) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder's proportionate share of the Company's capital stock (collectively "Business Combinations") require, subject to certain exceptions, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on matters generally submitted to stockholders ("Voting Stock") other than the Voting Stock of which an Interested Stockholder is the beneficial owner. The term "Interested Stockholder" generally means any person who is a beneficial owner of or has announced a plan to acquire 10% or more of the outstanding Voting Stock and an Affiliate or Associate which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock.

     The above requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination.

     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the Bylaws, (iii) any proposed compromise or arrangement between the Company and its creditors, (iv) the authority of stockholders to act by written consent, (v) the liability of Directors, (vi) the calling of special meetings of the stockholders, and (vii) the supermajority voting requirements described in this paragraph. These voting requirements will make it more difficult for stockholders to make changes in the Certificate which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate.

     Number of Directors; Removal. The Certificate provides that the Board of Directors will consist of between two and 15 members, the exact number to be fixed from time to time by resolution adopted by a majority of the Directors then in office. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate provides that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of Voting Stock. Additionally, if the proposal to remove a Director is made by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, removal will also require the affirmative vote of holders of a majority of Disinterested Shares (as defined). These provisions will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     BYLAWS

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other stockholder proposals to be considered at stockholders' meetings.

     Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than 60 nor more than 90 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

     A stockholders' notice to the Secretary with respect to a stockholder proposal, shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the stockholder proposing such business, (iv) the class or series and number of shares of the Company which are owned beneficially or of record by such stockholder, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, A stockholders' notice to the Secretary with respect to a Director nomination, shall set forth (i) certain information about the nominee, (ii) the consent of the nominee to serve as a Director if elected, (iii) the name and record address of the nominating stockholder, (iv) the class or series and number of shares of the Company which are beneficially owned by such stockholder, (v) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person pursuant to which the nominations are to be made, (vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named, and (vii) certain other information.

     The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment to Bylaw Provisions. The Certificate provides that the Bylaws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of Directors and, if one or more Interested Stockholders exists, by a majority of the Directors who are Continuing Directors or (b) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and, if such adoption, amendment, repeal or rescission is proposed by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, by a majority of the Disinterested Shares. These provisions will make it more difficult for stockholders to make changes in the Bylaws. The 80% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the Bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 5,700,000 shares of Common Stock outstanding. Of these shares, the 2,200,000 shares offered hereby and an additional 105,000 shares will be freely tradeable without restriction or further registration under the Securities Act of 1993, as amended (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 3,395,000 shares outstanding are "Restricted Securities" as that term is defined in Rule 144 and fall into three categories: (i) 3,255,000 shares held by "affiliates" whom have already held their shares for more than two years, (ii) 105,000 shares held by affiliates whom have not held their shares for more than two years and (iii) 35,000 shares held by non-affiliates whom have not held their shares for more than two years. In addition, 900,000 shares of Common Stock are reserved under the Plans for exercise of stock options granted by the Company, of which options to purchase approximately 186,000 shares have been granted (the "Option Shares").



     The Restricted Securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Rule 144 imposes certain restrictions and limitations on resale. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule), who has beneficially owned Restricted Securities for at least two years would be entitled to sell, within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 57,000 shares after the Offering), or the reported average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least three years, is currently entitled to sell such shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sales provisions or notice requirements. Beginning 90 days after the date of this Prospectus, 3,255,000 Restricted Shares held by affiliates will be eligible for sale in the public market pursuant to Rule 144, but are subject to certain "lock-up" agreements described below. Beginning on April 1, 1998, 35,000 Restricted Shares held by non-affiliates will be eligible for sale on the public market pursuant to Rule 144 and beginning on May 13, 1998, 105,000 Restricted Shares held by an affiliate will be eligible for sale pursuant to Rule 144.


     The Company and its officers and directors, including affiliates holding 3,255,000 Restricted Shares, have entered into lock-up agreements providing that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.

     The Option Shares are subject to all the limitations on resale imposed by Rule 701. In general, shares subject to Rule 701 are subject to the resale restrictions of Rule 144. However, with respect to resales by non-affiliates, 90 days after the date of this Prospectus, the Option Shares may be resold without conformance with Rule 144 except for its manner of sale limitation. With respect to resale of Option Shares by affiliates, 90 days after the date of this Prospectus, all Rule 144 limitations continue to apply except the two-year holding period. Additionally, the Company intends to file one or more registration statements under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Plans. The Company expects to file these registration statements promptly following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to lock-up agreements, to the extent applicable. See "Management."

     Because there has been no public market for the shares of Common Stock of the Company, the Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sale could occur, could adversely affect market prices for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
Raymond James & Associates, Inc.............................
                                                              ---------
          Total.............................................  2,200,000
                                                              =========

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.


     The Selling Stockholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase, in the aggregate, up to 330,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,200,000.



     The Company's officers and directors, who in the aggregate will beneficially own approximately 3,030,000 shares of Common Stock upon the completion of the Offering (assuming the Underwriters' over-allotment options are exercised in full) and the Company and certain other stockholders of the Company, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any share of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the exercise of currently outstanding stock options and except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements.


     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects of the industry in general, the management of the Company, and the market prices of securities for companies in businesses similar to that of the Company.

                                 LEGAL MATTERS


     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Tampa, Florida, and for the Underwriters by King & Spalding, Atlanta, Georgia. A partner in the law firm of Shumaker, Loop & Kendrick, LLP owns 105,000 shares of Common Stock and other members of the firm will own approximately 30,000 additional shares after the offering.


                                    EXPERTS

     The Company's financial statements as of December 31, 1994 and 1995 and September 30, 1996 and for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting. During May 1996 the Company's Board of Directors approved of a change in accountants and the Company's former accountants were dismissed. The independent accounting firm of Deloitte & Touche LLP was engaged by the Company on June 18, 1996. The former accountant's report on the financial statements for the years ended December 31, 1995 and 1994 did not contain an adverse opinion, disclaimer opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, there were no disagreements between the Company and its former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years ended December 31, 1995 and 1994 and any subsequent interim period preceding such dismissal.

     The combined financial statements of Richard J. Shawn DMD, P.A. for each of the three years in the period ended January 31, 1996 and for the two months ended March 31, 1996, and the combined balance sheet of Seminole Dental Center, Seminole Dental South, Seminole Dental West and Seminole Dental Services, Inc. ("Seminole Dental Center") as of December 31, 1995 and September 30, 1996, and the related combined statements of operations and partners' and shareholders' equity, and of cash flows for the nine months then ended, and for the years ended December 31, 1994 and 1995, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and are so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission,

450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov".

     The Company intends to furnish to its stockholders annual reports, containing audited financial statements and a report thereon by the Company's independent public accountants, and quarterly reports for the first three fiscal quarters of each fiscal year, containing certain unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF COAST DENTAL
                           SERVICES, INC.
Basis of Presentation.......................................   F-2
Pro Forma Combined Balance Sheet -- September 30, 1996
  (Unaudited)...............................................   F-3
Pro Forma Combined Statements of Income -- Nine Months Ended
  September 30, 1996 (Unaudited)............................   F-4
Pro Forma Combined Statements of Income -- Year Ended
  December 31, 1995 (Unaudited).............................   F-4
Notes to Pro Forma Combined Financial Information
  (Unaudited)...............................................   F-5
       FINANCIAL STATEMENTS OF COAST DENTAL SERVICES, INC.
Independent Auditors' Report................................   F-7
Balance Sheets -- December 31, 1994 and 1995 and September
  30, 1996..................................................   F-8
Statements of Operations -- Years Ended December 31, 1993,
  1994 and 1995 and Nine Months Ended September 30, 1995
  (Unaudited) and 1996......................................   F-9
Statements of Stockholders' Equity -- Years Ended December
  31, 1993, 1994 and 1995 and Nine Months Ended September
  30, 1996..................................................  F-10
Statements of Cash Flows -- Years Ended December 31, 1993,
  1994 and 1995 and Nine Months Ended September 30, 1995
  (Unaudited) and 1996......................................  F-11
Notes to Financial Statements...............................  F-12
        FINANCIAL STATEMENTS OF RICHARD J. SHAWN DMD, P.A.
Independent Auditors' Report................................  F-22
Combined Statements of Operations -- Years Ended January 31,
  1994, 1995, 1996 and Two Months Ended March 31, 1996......  F-23
Combined Statements of Cash Flows -- Years Ended January 31,
  1994, 1995, 1996 and Two Months Ended March 31, 1996......  F-24
Notes to Combined Financial Statements......................  F-25
          FINANCIAL STATEMENTS OF SEMINOLE DENTAL CENTER
Independent Auditors' Report................................  F-26
Combined Balance Sheets -- December 31, 1995 and September
  30, 1996..................................................  F-27
Combined Statements of Operations and Partners' and
  Shareholders' Equity -- For the Years Ended December 31,
  1994 and December 31, 1995 and for the Nine Months Ended
  September 30, 1996........................................  F-28
Combined Statements of Cash Flows -- For the Years Ended
  December 31, 1994 and December 31, 1995 and for the Nine
  Months Ended September 30, 1996...........................  F-29
Notes to Combined Financial Statements......................  F-30

                          COAST DENTAL SERVICES, INC.

                             BASIS OF PRESENTATION
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to the following, as if each had occurred on January 1, 1995: (i) the Recent Acquisitions, including the Company's entering into a new Services and Support Agreement with the Coast Florida P.A., and (ii) the sale of 2,200,000 shares of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The unaudited Pro Forma Combined Balance Sheet as of September 30, 1996 gives effect to the following, as if each had occurred at that date: (i) the acquisition of three dental offices in November 1996, (ii) the acquisition of three dental offices in December 1996, (iii) the S Corporation Distribution (as described in note 2 to the audited financial statements); and (iv) the consummation of the Offering and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The Recent Acquisitions have been accounted for using the purchase method of accounting, so that the Company's historical statement of operations data include results of operations of the acquired Dental Centers from their respective acquisition dates.

     The unaudited Pro Forma Combined Financial Information has been prepared by the Company based on the Company's audited Statements of Operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, and the Company's audited Balance Sheets as of September 30, 1996, and the financial statements of the entities involved in the Recent Acquisitions. The audited historical financial statements of Richard J. Shawn DMD, P.A., the seller of the assets in the Volusia Acquisition, and the audited financial statements of Seminole Dental Center, the seller of assets in the Seminole Acquisition are included elsewhere in this Prospectus. The Pro Forma Combined Financial Information should be read in conjunction with the complete historical Financial Statements of the Company and the notes thereto and the historical financial statements of Richard J. Shawn DMD, P.A. and Seminole Dental Center and the notes thereto included elsewhere in this Prospectus. The Pro Forma Combined Financial Information does not purport to be indicative of the combined results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future results of operations for any period.

                          COAST DENTAL SERVICES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                               SEPTEMBER 30, 1996
                                                   --------------------------------------------------------------------------
                                                                                                                   PRO FORMA
                                                                                                                    COMBINED
                                                   HISTORICAL        RECENT        PRO FORMA      OFFERING           AFTER
                                                    COMPANY       ACQUISITIONS     COMBINED      ADJUSTMENTS        OFFERING
                                                   ----------     ------------     ---------     -----------       ----------
                                                                                 (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................    $  572                         $   572        $  (338)(B)      $
                                                                                                    13,720 (C)        13,606
                                                                                                      (348)(C)
  Accounts receivable, net.......................       531                             531                              531
  Other current assets...........................       305                             305                              305
                                                     ------                         -------        -------          --------
         Total current assets....................     1,408                           1,408         13,034            14,442
                                                     ------          ------         -------        -------          --------
  Property and equipment, net....................     1,301          $  374(A)        1,675                            1,675
  Intangible assets..............................     1,363           1,826(A)        3,189                            3,189
  Offering costs.................................       351                             351           (351)(C)
  Other assets...................................       216                             216           (172)(B)            44
                                                     ------          ------         -------        -------          --------
         Total assets............................    $4,639          $2,200         $ 6,839        $12,511          $ 19,350
                                                     ======          ======         =======        =======          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses..........    $  702                         $   702                         $    702
  Accrued offering costs.........................       348                             348           (348)(C)
  Current maturities of long-term debt and
    capital lease obligations....................       540          $   44(A)          584        $  (584)(C)
                                                     ------          ------         -------        -------          --------
         Total current liabilities...............     1,590              44           1,634           (932)              702
Long-term debt and capital lease obligations.....     1,994           2,156(A)        4,150         (3,647)(C)           503
                                                     ------          ------         -------        -------          --------
         Total liabilities.......................     3,584           2,200           5,784         (4,579)            1,205
                                                     ------          ------         -------        -------          --------
STOCKHOLDERS' EQUITY:
  Common stock...................................         3                               3              2 (C)             5
  Additional paid-in capital.....................        25                              25            517 (B)        18,140
                                                                                                    17,598 (C)
  Retained earnings..............................     1,027                           1,027         (1,027)(B)
                                                     ------                         -------        -------          --------
         Total stockholders' equity..............     1,055                           1,055         17,090            18,145
                                                     ------          ------         -------        -------          --------
         Total...................................    $4,639          $2,200         $ 6,839        $12,511          $ 19,350
                                                     ======          ======         =======        =======          ========

 See accompanying notes to unaudited pro forma combined financial information.

                          COAST DENTAL SERVICES, INC.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

                                                                NINE MONTHS ENDED SEPTEMBER 30, 1996
                                     -------------------------------------------------------------------------------------------
                                                                                                                      PRO FORMA
                                                                                                                       COMBINED
                                     HISTORICAL        RECENT        ACQUISITION     PRO FORMA       OFFERING           AFTER
                                      COMPANY       ACQUISITIONS     ADJUSTMENTS      COMBINED      ADJUSTMENTS        OFFERING
                                     ----------     ------------     -----------     ----------     -----------       ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue........................    $5,342          $4,587          $   198 (D)   $    8,813                       $    8,813
                                                                        (1,314)(E)
Dental Center expenses:
  Dentist and hygienist salaries...                     1,314           (1,314)(E)
  Staff salaries...................     1,520           1,163                             2,683                            2,683
  Dental supplies and lab fees.....       742             435                             1,177                            1,177
  Advertising......................       448             174                               622                              622
  Rent.............................       524             334                               858                              858
  Depreciation and other...........       283             408                               691                              691
                                       ------          ------          -------       ----------                       ----------
Total Dental Center expenses:......     3,517           3,828           (1,314)           6,031                            6,031
                                       ------          ------          -------       ----------                       ----------
Gross profit.......................     1,825             759              198            2,782                            2,782
                                       ------          ------          -------       ----------                       ----------
General and administrative
  expenses.........................       634             232                               866                              866
Depreciation and amortization......        84               3              103 (F)          190                              190
                                       ------          ------          -------       ----------                       ----------
Operating income...................     1,107             524               95            1,726                            1,726
  Interest expense -- net..........       113               4              200 (G)          317       $  (234)(H)             83
                                       ------          ------          -------       ----------       -------         ----------
Income before income taxes.........       994             520             (105)           1,409           234              1,643
  Pro Forma income tax (expense)
    benefit........................      (388)           (203)              41 (I)         (550)          (91)(I)           (641)
                                       ------          ------          -------       ----------       -------         ----------
Pro Forma net income...............    $  606          $  317          $   (64)      $      859       $   143         $    1,002
                                       ======          ======          =======       ==========       =======         ==========
Pro Forma earnings per share.......                                                         .25                              .25(J)
                                                                                     ==========                       ==========
Pro Forma weighted average shares
  outstanding......................                                                   3,500,000                        3,970,111
                                                                                     ==========                       ==========

                                                                    YEAR ENDED DECEMBER 31, 1995
                                     -------------------------------------------------------------------------------------------
                                                                                                                      PRO FORMA
                                                                                                                       COMBINED
                                     HISTORICAL        RECENT        ACQUISITION     PRO FORMA       OFFERING           AFTER
                                      COMPANY       ACQUISITIONS     ADJUSTMENTS      COMBINED      ADJUSTMENTS        OFFERING
                                     ----------     ------------     -----------     ----------     -----------       ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue........................    $3,325          $8,766          $   456 (D)   $    9,916                       $    9,916
                                                                        (2,631)(E)
Dental Center expenses:
  Dentist and hygienist salaries...        --           2,631           (2,631)(E)
  Staff salaries...................       863           2,139               --            3,002                            3,002
  Dental supplies and lab fees.....       557             840               --            1,397                            1,397
  Advertising......................       351             475                               826                              826
  Rent.............................       296             696                               992                              992
  Depreciation and other...........       286           1,034               --            1,320                            1,320
                                       ------          ------          -------       ----------                       ----------
Total Dental Center expenses:......     2,353           7,815           (2,631)           7,537                            7,537
                                       ------          ------          -------       ----------                       ----------
Gross profit.......................       972             951              456            2,379                            2,379
                                       ------          ------          -------       ----------                       ----------
General and administrative
  expenses.........................       682             581                             1,263                            1,263
Depreciation and amortization......        15              18              208 (F)          241                              241
                                       ------          ------          -------       ----------                       ----------
Operating income...................       275             352              248              875                              875
  Interest expense -- net..........        50              23              364 (G)          437       $  (322)(H)            115
                                       ------          ------          -------       ----------       -------         ----------
Income before income taxes.........       225             329             (116)             438           322                760
Pro Forma income tax (expense)
  benefit..........................       (90)           (132)              46 (I)         (176)         (128)(I)           (304)
                                       ------          ------          -------       ----------       -------         ----------
Pro Forma net income...............    $  135          $  197          $   (70)      $      262       $   194         $      456
                                       ======          ======          =======       ==========       =======         ==========
Pro Forma earnings per share.......                                                         .07                              .11(J)
                                                                                     ==========                       ==========
Pro Forma weighted average shares
  outstanding......................                                                   3,500,000                        3,970,111
                                                                                     ==========                       ==========

 See accompanying notes to unaudited pro forma combined financial information.

               NOTES TO UNAUDITED PRO FORMA COMBINED INFORMATION

     The accompanying pro forma combined information presents the pro forma financial position of Coast Dental Services, Inc. as of September 30, 1996 and the pro forma results of its operations for the year ended December 31, 1995 and the nine months ended September 30, 1996.

     From January 1, 1996 through September 30, 1996, the Company acquired eleven Dental Centers, consisting of a single dental office on January 18, 1996, seven dental offices in Volusia and Flager Counties, Florida on April 1, 1996 (the "Volusia Acquisition") and three separate acquisitions of single Dental Centers on September 30, 1996. Since September 30, 1996, the Company has acquired three Dental Centers in Orlando, Florida in the Seminole Acquisition and three separate acquisitions of single Dental Centers in Gainesville, Kissimmee and Orlando. The accompanying pro forma combined balance sheet includes the acquired assets, assumed liabilities and effects of financing of the six Dental Centers acquired since September 30, 1996, as if they had been acquired on September 30, 1996. The accompanying pro forma combined statements of operations reflect the pro forma results of operations of the Company, as adjusted, as if the 17 acquired Dental Centers (the "Recent Acquisitions") had been acquired on January 1, 1995.

PRO FORMA COMBINED BALANCE SHEET

     The pro forma adjustments reflected in the pro forma combined balance sheet are as follows:

          (A) Reflects the six Dental Centers acquired after September 30, 1996. The six Dental Centers were acquired at a total cost of $2,200,000 of which $374,000 has been allocated to the property and equipment acquired and $1,826,000 to the intangible assets. The purchase of the six Dental Centers was financed entirely with a combination of bank and seller financing. See
     Note 12 of the Notes to the historical Financial Statements of the Company.

          (B) Reflects the planned distribution to existing shareholders of the Company of 34% of the S Corporation earnings and the forgiveness of the notes receivable from existing shareholders of $338,000 and $172,000, respectively. The remaining undistributed S Corporation retained earnings of $517,000 are reclassified as additional paid-in capital. See Note 2 of the Notes to the historical Financial Statements of the Company.


          (C) Reflects the net proceeds from the sale of 2,200,000 shares of Common Stock in the Offering at $9 per share, estimated to be approximately $17.6 million (after deducting underwriting discounts and commissions and estimated offering expenses) and the repayment of (i) $1.27 million of notes payable to banks, (ii) notes payable to sellers from all of the acquisitions completed during 1996 of $2.75 million, (iii) various equipment financing debts of $220,000 and (iv) accrued offering costs of $348,000. See "Use of Proceeds."


PRO FORMA COMBINED STATEMENTS OF INCOME

     The pro forma adjustments reflected in the pro forma combined statements of income are as follows:

          (D) To reflect the impact of applying the percentage management fee of 76% to the historical gross revenue of each dental practice in accordance with the services and support agreement entered into between the Company and the Coast Florida P.A. as of October 1, 1996, as if that services and support agreement was in place at the beginning of the periods presented.

          (E) To reflect the reclassification of historical dentists and hygienists salaries as a reduction from net revenue of the Company.

          (F) To reflect the increased amortization amounts for the noncompete agreements of $1,145,000 over 9 years and dental service agreements of $2,024,300 over 25 years.

          (G) To reflect the increased interest expense for both the notes payable to banks and notes payable issued to sellers to complete all the 1996 acquisitions.

          (H) To reflect the savings on interest expense due to the repayment of debt, discussed in note (C) above.

          (I) To reflect the estimated income tax effect of the pro forma adjustments (D) through (H) utilizing a 39% combined federal and state rate.

          (J) To reflect the pro forma earnings per share assuming an increase in the weighted average number of outstanding shares to the extent necessary to repay the existing indebtedness as shown in pro forma adjustment (C), representing an increase of 470,111 shares.

                          INDEPENDENT AUDITORS' REPORT

Coast Dental Services, Inc.:

     We have audited the accompanying balance sheets of Coast Dental Services, Inc. (the Company) as of December 31, 1994 and 1995, and September 30, 1996 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Dental Services, Inc. as of December 31, 1994 and 1995 and September 30, 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tampa, Florida

November 12, 1996, except for Note 12 as to which the date is December 31, 1996

                          COAST DENTAL SERVICES, INC.

                                 BALANCE SHEETS

                                                      DECEMBER 31,                          PROFORMA
                                                  ---------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                    1994        1995          1996            1996
                                                  --------   ----------   -------------   -------------
                                                                                          (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents (including
     restricted cash of $23,604 at September 30,
     1996)......................................  $121,403   $  241,403    $   572,208     $   234,208
  Management fee receivable from P.A............        --      130,113        530,900         530,900
  Notes receivable from Manrique and advances
     to P.A.....................................        --           --        211,710         211,710
  Supplies......................................    30,000       41,250         67,500          67,500
  Prepaid expenses and other assets.............    11,648        2,786         25,408          25,408
                                                  --------   ----------     ----------      ----------
          Total current assets..................   163,051      415,552      1,407,726       1,069,726
Property and equipment, net.....................   585,740      602,070      1,301,009       1,301,009
Notes receivable from stockholders..............   148,056      125,579        172,168              --
Non-compete agreement -- net of amortization of
  $52,778.......................................        --           --        953,472         953,472
Dental service agreement -- net of amortization
  of $2,863.....................................        --           --        409,919         409,919
Capitalized offering costs......................        --           --        351,450         351,450
Other assets....................................    17,343       54,351         43,879          43,879
                                                  --------   ----------     ----------      ----------
          Total.................................  $914,190   $1,197,552    $ 4,639,623     $ 4,129,455
                                                  ========   ==========     ==========      ==========
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $358,604   $  352,166    $   385,586     $   385,586
  Accrued offering costs........................        --           --        347,810         347,810
  Accrued payroll...............................    33,793       57,568        138,966         138,966
  Other accrued expenses........................    36,605        5,079        177,168         177,168
  Notes payable to banks........................   150,000           --             --              --
  Current maturities of long-term debt..........    45,829       99,161        463,567         463,567
  Current portion of capital lease
     obligations................................    34,081       69,578         76,378          76,378
                                                  --------   ----------     ----------      ----------
          Total current liabilities.............   658,912      583,552      1,589,475       1,589,475
Long-term debt, excluding current maturities....   120,868      254,812      1,849,345       1,849,345
Capital lease obligations, excluding current
  portion.......................................   184,062      184,529        145,230         145,230
                                                  --------   ----------     ----------      ----------
          Total liabilities.....................   963,842    1,022,893      3,584,050       3,584,050
                                                  --------   ----------     ----------      ----------
Stockholders' equity (deficiency):
  Preferred stock, $.001 par value; 2,000,000
     shares authorized, none issued.............
  Common stock, $.001 par value; 50,000,000
     shares authorized, 3,360,000, 3,360,000 and
     3,500,000, shares issued and outstanding,
     respectively...............................       336          336          3,500           3,500
  Additional paid-in capital....................       664          664         25,174         541,905
  Retained earnings (deficit)...................   (50,652)     173,659      1,026,899              --
                                                  --------   ----------     ----------      ----------
          Total stockholders' equity
            (deficiency)........................   (49,652)     174,659      1,055,573         545,405
                                                  --------   ----------     ----------      ----------
          Total.................................  $914,190   $1,197,552    $ 4,639,623     $ 4,129,455
                                                  ========   ==========     ==========      ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                       ------------------------------------   ------------------------
                                          1993         1994         1995         1995          1996
                                       ----------   ----------   ----------   -----------   ----------
                                                                              (UNAUDITED)
Net revenue..........................  $1,194,494   $1,867,765   $3,324,668   $ 2,367,586   $5,341,815
Dental Center expenses:
  Staff salaries.....................     290,652      445,385      863,142       662,244    1,520,192
  Dental supplies and lab fees.......     165,644      385,311      556,574       411,044      741,904
  Advertising........................     155,395      221,071      350,659       285,842      447,586
  Rent...............................     140,646      218,017      295,982       243,563      523,583
  Depreciation.......................      57,384      106,179      138,213        81,979      122,792
  Other..............................      42,955       56,575      148,506       102,464      160,548
                                       ----------   ----------   ----------    ----------   ----------
Total Dental Center expenses.........     852,676    1,432,538    2,353,076     1,787,136    3,516,605
                                       ----------   ----------   ----------    ----------   ----------
  Gross profit.......................     341,818      435,227      971,592       580,450    1,825,210
General and administrative
  expenses...........................     296,062      580,298      681,815       416,846      633,633
Depreciation and amortization........      10,126        5,043       15,127        14,466       84,301
                                       ----------   ----------   ----------    ----------   ----------
  Operating income (loss)............      35,630     (150,114)     274,650       149,138    1,107,276
Interest expense -- net..............      29,581       31,677       50,339        49,525      112,890
                                       ----------   ----------   ----------    ----------   ----------
Income (loss) before income taxes....       6,049     (181,791)     224,311        99,613      994,386
Pro forma income tax (expense)
  benefit............................      (2,420)      72,716      (89,725)      (39,845)    (387,811)
                                       ----------   ----------   ----------    ----------   ----------
Pro forma net income (loss)..........  $    3,629   $ (109,075)  $  134,586   $    59,768   $  606,575
                                       ==========   ==========   ==========    ==========   ==========
Pro forma earnings per share.........                            $      .04                 $      .17
                                                                 ==========                 ==========
Weighted average number of shares
  outstanding........................                             3,500,000                  3,500,000
                                                                 ==========                 ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                                TOTAL
                                                COMMON STOCK      ADDITIONAL    RETAINED    STOCKHOLDERS'
                                             ------------------    PAID-IN      EARNINGS       EQUITY
                                              SHARES     AMOUNT    CAPITAL     (DEFICIT)    (DEFICIENCY)
                                             ---------   ------   ----------   ----------   -------------
Balance at December 31, 1992...............  3,360,000   $  336    $    664    $  125,090    $   126,090
Net income.................................         --       --          --         6,049          6,049
                                             ---------   ------     -------    ----------     ----------
Balance at December 31, 1993...............  3,360,000      336         664       131,139        132,139
Net loss...................................         --       --          --      (181,791)      (181,791)
                                             ---------   ------     -------    ----------     ----------
Balance at December 31, 1994...............  3,360,000      336         664       (50,652)       (49,652)
Net income.................................         --       --          --       224,311        224,311
                                             ---------   ------     -------    ----------     ----------
Balance at December 31, 1995...............  3,360,000      336         664       173,659        174,659
Net income.................................         --       --          --       994,386        994,386
Change in par value of stock...............         --    3,150      (3,150)           --             --
Issuance of common stock...................    140,000       14      27,660            --         27,674
Distribution to stockholders...............         --       --          --      (141,146)      (141,146)
                                             ---------   ------     -------    ----------     ----------
Balance at September 30, 1996..............  3,500,000   $3,500    $ 25,174    $1,026,899    $ 1,055,573
                                             =========   ======     =======    ==========     ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                   NINE MONTHS ENDED SEPTEMBER
                                                   YEARS ENDED DECEMBER 31,                    30,
                                               ---------------------------------   ---------------------------
                                                 1993        1994        1995         1995            1996
                                               ---------   ---------   ---------   -----------     -----------
                                                                                   (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)..........................  $   6,049   $(181,791)  $ 224,311    $  99,612      $   994,386
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation.............................     67,510     111,222     153,341       96,445          151,452
    Amortization of noncompete and dental
      service agreements.....................         --          --          --           --           55,640
    Compensation in the form of common
      stock..................................         --          --          --           --           27,674
    Changes in operating assets and
      liabilities:
      Increase in management fee receivable
         from P.A............................     (5,465)    (13,142)   (130,113)    (116,899)        (400,787)
      Increase in notes receivables from
         Manrique and advances to P.A........         --          --          --           --         (211,710)
      (Increase) decrease in prepaids and
         other assets........................         --     (11,648)      8,862      (10,964)         (22,622)
      Increase in supplies...................     (8,000)    (15,000)    (11,250)      (7,500)         (26,250)
      Increase (decrease) in accounts payable
         and accrued expenses................    137,316     245,417     (14,189)     (15,890)         634,717
                                               ---------   ---------   ---------    ---------      -----------
         Net cash provided by operating
           activities........................    197,410     135,058     230,962       44,804        1,202,500
                                               ---------   ---------   ---------    ---------      -----------
Cash Flows From Investing Activities:
  Purchases of property and equipment........   (173,135)   (192,155)   (119,770)     (58,958)         (85,454)
  Acquired assets, including intangible
    assets of $1,363,391.....................         --          --          --           --       (2,517,488)
  (Increase) decrease in other assets........     (2,088)     (7,572)    (37,008)      (1,858)          10,472
                                               ---------   ---------   ---------    ---------      -----------
         Net cash used in investing
           activities........................   (175,223)   (199,727)   (156,778)     (60,816)      (2,592,470)
                                               ---------   ---------   ---------    ---------      -----------
Cash Flows From Financing Activities:
  Proceeds from long-term debt...............     58,058     131,947     231,500       50,000        2,185,541
  Principal payments on long-term debt.......    (28,071)    (68,648)    (44,225)     (36,279)        (226,601)
  Proceeds from notes payable................     35,000     150,000          --
  Payments on notes payable..................         --     (35,000)   (150,000)          --               --
  Proceeds from capital leases...............         --          --       8,065
  Principal payments on capital leases.......     (8,489)    (21,993)    (24,036)     (18,148)         (50,430)
  (Increase) decrease in notes receivable
    stockholders.............................    (63,468)     (9,051)     24,512      (25,573)         (46,589)
  Distributions to shareholders..............         --          --          --           --         (141,146)
                                               ---------   ---------   ---------    ---------      -----------
         Net cash provided by (used in)
           financing activities..............     (6,970)    147,255      45,816      (30,000)       1,720,775
                                               ---------   ---------   ---------    ---------      -----------
         Net increase (decrease) in cash and
           cash equivalents..................     15,217      82,586     120,000      (46,012)         330,805
Cash and cash equivalents at beginning of
  period.....................................     23,600      38,817     121,403      121,403          241,403
                                               ---------   ---------   ---------    ---------      -----------
Cash and cash equivalents at end of period...  $  38,817   $ 121,403   $ 241,403    $  75,391      $   572,208
                                               =========   =========   =========    =========      ===========
Supplemental schedule of cash flow
  information:
  Cash paid for interest.....................  $  27,130   $  36,307   $  70,554    $  49,526      $    65,300
                                               =========   =========   =========    =========      ===========

     Noncash investing and financing activities:

          During 1993, 1994, 1995 and September 30, 1996, the Company recorded approximately $16,000, $134,000, $60,000, and $18,000, respectively, of capital leases.

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Sunshine Health Services, Inc. was incorporated in August 1992, as a Florida corporation and subsequently changed its name to Coast Dental, Inc. Effective March 31, 1996, Coast Dental, Inc. was merged into Coast Dental Services, Inc. (the "Company"), a Delaware corporation. The Company's sole business is to provide practice management services to the Coast Florida, P.A. (the "P.A."), an affiliated company. The Company has entered into a services and support agreement with the P.A. whereby the Company will provide certain management support services to the P.A. in return for a fee. The P.A. employs the dentists and the professional hygienists and provides all of the dental services to the patients. As of September 30, 1996, the Company operated 22 dental centers in Florida.

     The Company provides administrative and technical support for professional services rendered by the dental professionals under the service agreement and receives a management fee from the P.A. The Company does not employ dentists and hygienists, and, accordingly, "Dental Center Staff Salaries" presented on the face of the Statement of Operations do not include the salaries of dentists and hygienists. Prior to October 1, 1996 the fee was based on revenues earned by the P.A. reduced by certain costs incurred by the P.A. and a negotiated return to the P.A., however, effective October 1, 1996 the fee is equal to seventy six percent of revenue of the P.A. The costs incurred by the P.A. include primarily dentists and hygienists salaries and bad debts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests in or control the activities of the P.A. Accordingly, the financial statements of the P.A. are not consolidated with those of the Company.

     In the opinion of the Company, all adjustments necessary for a fair presentation of the unaudited interim financial statement as of and for the nine months ended September 30, 1995 have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Management Fee Receivable from P.A. Management fee receivable represents the receivable from the P.A. for management services provided by the Company (See Note 3.)

     Supplies.  Supplies are stated at the lower of FIFO cost or market.

     Property and Equipment. Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while costs of improvements and renewals are capitalized.

     Non-Compete Agreement. Costs incurred in connection with the non-compete agreements are being amortized over their estimated life of three to nine years on a straight line basis. The estimated life of the non-

                          COAST DENTAL SERVICES, INC.

compete agreement acquired in connection with the Volusia Acquisition (see Note
4) considers not only the contractual term of the non-compete agreement but also the Company's estimated length of future employment of Dr. Richard J. Shawn. While the employment agreement may be cancelled by either party at the end of a one year term, the expected length of employment of Dr. Shawn is based on his age and the maturity date of the notes payable issued to him in connection with the Volusia Acquisition.

     Dental Service Agreement. Costs of acquisitions in excess of the estimated fair value of property and equipment and any noncompete agreements is allocated to the dental service agreement because the Company has effectively acquired the right to manage the practice and to earn 76% of patient revenues for that service. The dental service agreement with the P.A. represents the Company's exclusive right to operate the dental centers during the term of the agreement. The assigned value of the dental service agreement is amortized using the straight-line method over its estimated life of twenty five years.

     Capitalized Offering Costs. The Company has capitalized all costs related to the initial public offering. Upon completion of the offering, such costs will be netted against the proceeds. In the event that the offering is not successful, the Company will expense these costs.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.


     Dependence on the Coast Florida P.A. The Company receives fees for services provided to the P.A. under a services and support agreement, but does not employ dentists or control the practices of the Coast Dentists employed by the P.A. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the services and support agreement is essential to the Company's long term success. The services and support agreement with the P.A. is for a term of 40 years and may be terminated by the P.A. only for "cause," which includes a material default by or bankruptcy of the Company. Any material loss of revenue by the P.A. would have a material adverse effect on the Company, including the P.A.'s ability to repay its indebtedness to the Company.


     Stock-Based Compensation. In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which is effective for fiscal years beginning after December 15, 1995. Under SFAS No. 123, the Company may elect to recognize stock-based compensation expense based on the fair value of the awards or continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and disclose in the financial statements the effects of SFAS No. 123 as if the recognition provisions were adopted. The Company has not adopted the recognition provisions of SFAS No. 123.

     Fair Value of Financial Instruments. The estimated fair value of amounts reported in the financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates the fair value because of their short-term nature. The fair value of long-term debt approximates its carrying value.

     Pro Forma Income Taxes. Upon completion of the public offering, the Company will terminate its status as an S Corporation and will be subject to federal income taxes. As such, the financial statements include a pro forma adjustment for federal income taxes as if the Company had not been treated as an S Corporation. The effective rate utilized of 39% approximates the combined statutory federal and state income tax rate.

                          COAST DENTAL SERVICES, INC.

     Pro Forma Net Income Per Common Share. The pro forma net income per common share is based on the weighted average number of common shares outstanding during each period adjusted for actual shares issued during the period. The weighted average number of shares outstanding reflects all shares issued within one year of the initial public offering as if the shares were issued on January 1, 1995.

     Pro Forma Balance Sheet. Upon completion of the public offering, the Company will make a distribution to the existing shareholders which constitutes approximately 34% of the S corporation earnings, by reducing cash and retained earnings. Additionally, the Company will forgive, by way of dividend, the notes receivable from shareholders. The pro forma balance sheet as of September 30, 1996 reflects these distributions totalling $510,168. The remaining undistributed S Corporation retained earnings of $516,731 are reclassified as additional paid-in capital. These distributions and reclassification are collectively referred to as the "S Corporation Distribution."


3. NET REVENUE



     Revenue for all dental centers is recorded at established rates reduced by amounts retained by the P.A. The Company has a 40 year evergreen dental service agreement with the P.A. whereby the Company receives fees for services provided to the P.A. Net revenue represents the aggregate fee charged to the P.A. under the agreement during the year. The fee was based on revenues earned by the P.A. reduced by certain costs incurred by the P.A. and a negotiated return to the P.A. The costs incurred by the P.A. include primarily dentists and hygienists salaries, see Note 1. All arrangements for fees to date have been agreed between the principal and sole owner of the P.A., Dr. Adam Diasti, (who is also a major shareholder and the President of the Company) and the Chief Executive Officer of the Company, Terek Diasti. The factors considered in setting those fees included the Company's evaluation of the services it provides, the costs incurred by the Company in connection with providing the services, and the Company's negotiated return, balanced against the P.A's requirement for a retained amount which ensured its financial viability, contemplated an anticipated long-term relationship with the Company and reflected the future business opportunity related thereto. The following table sets forth for the periods prior to October 1, 1996 the amount of gross Dental Center revenue received by the P.A., the amounts retained by the P.A., and the management fee earned by the Company:



                                                                         NINE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                               ------------------------------------   ------------------------
                                  1993         1994         1995         1995         1996
                               ----------   ----------   ----------   ----------   -----------
                                                                      (UNAUDITED)
Dental Center revenue........  $1,531,402   $2,286,265   $4,281,340   $3,060,813   $7,009,516
  P.A. Dentist's salaries and
     benefits ...............     201,086      246,678      623,028      426,664    1,180,680
  P.A. Hygienist's salaries
     and benefits............     101,072      121,622      288,811      219,730      431,312
  Amounts Retained by the
     P.A.(1)(2)..............      34,750       50,000       44,833       44,833       55,708
                               ----------   ----------   ----------   ----------   ----------
          Total..............  $  336,908   $  418,500   $  956,672   $  693,227   $1,667,701
                               ----------   ----------   ----------   ----------   ----------
Fees earned by the Company...  $1,194,494   $1,867,765   $3,324,668   $2,367,586   $5,341,815
                               ==========   ==========   ==========   ==========   ==========


---------------


(1) The amounts set forth are net of bad debt expense for estimated uncollectible accounts which amounted to $2,000, $1,000, $58,890, $18,823 and $56,346, for each of the three years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, respectively. The Coast Florida P.A. has incurred in the past and currently incurs, all risks regarding bad debts in connection with its arrangement with the Company.

                          COAST DENTAL SERVICES, INC.

(2) In the nine months ended September 30, 1996, the Coast Florida P.A. incurred interest expense of $13,948.



     Only the fees earned by the Company for its services to the Coast Florida P.A. and the actual expenses of the Company are reflected in the financial statements of the Company. Neither the Coast Florida P.A. nor any of the amounts retained by the Coast Florida P.A. are reflected in the financial statements of the Company. For the period 1993 through September 30, 1996, the services and support fee paid by the Coast Florida P.A. to the Company varied, but averaged 78.5% of Coast Florida P.A.'s gross revenue for the entire period. The fee was based on revenues earned by the Coast Florida P.A. reduced by certain costs incurred by the Coast Florida P.A. and an agreed upon payment to the Coast Florida P.A. In the event the current fee of 76.0% had been charged by the Company instead of the previous agreed fee for the years ended 1993, 1994 and 1995, the fees earned by the Company would have been reduced by approximately $35,000, $128,000, $74,000, respectively, and would have remained approximately the same for the nine months ended September 30, 1996. Any future changes to the current Services and Support Agreement and the related 76% fee must be approved in advance by the independent outside directors of the Company's Audit Committee.



4. ACQUISITIONS



     The Company and the P.A. periodically have jointly entered into asset purchase agreements with existing dental practices. In all cases, the P.A. acquires the patient lists and any other professional assets and the Company acquires certain tangible assets, principally the dental equipment and assumes certain liabilities such as the lease agreement for the facility. The fair value of the patient lists is determined based upon general market information received from an independent dental practice transaction consultant regarding traditional dental practice acquisitions. In addition to the purchase price allocations for tangible assets, there are allocations for identifiable intangible assets and unidentifiable intangible assets. The identifiable intangible assets allocation relates to non-compete agreements which are partially allocated to the Company and partially allocated to the P.A. The total value of the non-compete agreements is based upon arms-length negotiations between the sellers and the Company and P.A. as buyers. The value of such acquired identifiable intangible asset is allocated between the P.A. and the Company. The non-compete protection acquired by the Company typically relates to agreements between the selling professional association and its dentist(s) jointly, and the Company, whereby the selling professional association and its dentist(s) agree not to engage in competition with the Company's practice management business or utilize any other practice management group, in the immediate vicinity of the acquired Dental Center; and also relates to the Company's third party contractual rights refraining the selling professional association and its dentist(s) from competing with the P.A. within a specified area surrounding the acquired Dental Office. The amount allocated to the P.A., on the other hand, is limited to the value of the P.A.'s right to prohibit the selling professional association and its dentist(s) from competing in the dental business within the specified area surrounding the acquired Dental Office. That portion of the amount of the purchase price attributable to such non-compete agreements in acquisitions has historically been allocated on average, 77% to the Company, and 23% to the P.A. In the future, the Company policy is that the allocation for the purchase price attributable to the non-compete agreements, unless unique circumstances dictate otherwise, will be approximately 76% and 24% to the Company and P.A., respectively. The historical allocation to the Company is larger because in an early acquisition unique circumstances existed which justified a greater allocation of such total value to the Company. In the future, after a determination of the value of the tangible assets and identifiable intangible assets acquired, the total remaining purchase price representing unidentifiable intangible assets will be allocated on the basis of 76% to the Company and 24% to the P.A. (value of the Service and Support Agreement attributable to the Dental Center). Historically, the allocation of value for unidentifiable intangible assets acquired amounted to approximately 80% and 20% to the Company and the P.A., respectively. Had the allocations set forth above been allocated pursuant to the Company's current standard policy, there would not have been a significant effect herein. All acquisitions are

                          COAST DENTAL SERVICES, INC.

purchases of assets and the operating results of the Company only include the effects of the operations of the acquired assets from the date of acquisition.



     On January 18, 1996, the Company entered into an asset purchase agreement with Dr. Manrique, P.A. ("Manrique"), whereby the Company acquired all of the tangible assets of the dental practice entity and entered into a services and support agreement with Manrique to provide management services. The total purchase price was $40,000. In connection with the purchase, the Company loaned $60,000 to Manrique at 9% repayable in sixty equal installments. Also, the P.A. has the option to acquire Manrique's patient lists for a price ranging from $222,000 to $322,000 depending on an appraisal as to their value, subject to adjustment based on future revenue from the acquired practice.



     On April 1, 1996, the Company and the P.A. entered into a purchase agreement with Richard J. Shawn, DMD, P.A. ("Volusia"), whereby the Company acquired all of the tangible assets and assumed certain liabilities of Volusia and the P.A. acquired the patient files of Volusia for a total purchase price of $1,800,000. The Company's portion of the purchase was approximately $1,500,000 ($300,000 paid in cash and the balance in seller financed notes) of which $950,000 has been allocated to the contractually assigned value of the not to compete agreement and the balance of $550,000 to property and equipment. The P.A.'s portion of the purchase price, $300,000 (seller financed), relates to the value of the professional assets principally the patient lists and goodwill. The Company has entered into a services and support agreement with the P.A. to provide management services and support to the Volusia practice. Two of the Company's majority shareholders are guarantors of the $300,000 debt of the P.A.



     On September 27, 1996 the Company and the P.A. entered into a purchase agreement with Juan A. Soler ("Soler") whereby the Company acquired all of the tangible assets of Soler's dental practice and the P.A. acquired the professional assets, principally patient lists of the practice for a combined purchase price of $110,000. The Company's portion of the purchase is approximately $85,000 of which $35,000 has been allocated to the tangible assets acquired and $50,000 has been allocated to the dental service agreement.



     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Dan Steele, P.A. ("Steele") whereby the Company acquired all of the tangible assets of Steele's dental practice and the P.A. acquired the professional assets, principally patient lists of Steele for a combined purchase price of $285,000. The Company's portion of the purchase is approximately $251,000 of which $68,450 has been allocated to the tangible assets acquired and $182,550 has been allocated to the dental service agreement and a covenant not to compete.



     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Jerry L. Reynolds, P.A. ("Reynolds") whereby the Company acquired all of the tangible assets of Reynolds' dental practice and the P.A. acquired the professional assets, principally patient lists of Reynolds for a combined purchase price of $225,000. The Company's portion of the purchase is $190,000 of which $30,000 has been allocated to the tangible assets acquired and $160,000 has been allocated to the dental service agreement and a covenant not to compete.



     The unaudited pro forma results of all current, continuing operations, assuming the five 1996 acquisitions completed on or prior to September 30, 1996 had been consummated on January 1, 1995 are as follows:



                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1995           1996
                                                              ------------   -------------
Net revenue.................................................   $6,025,000     $5,881,000
Earnings (loss) before income taxes.........................      148,000      1,083,000
Net earnings (loss).........................................       89,000        661,000
Net earnings (loss) per share...............................          .03            .19

                          COAST DENTAL SERVICES, INC.

     On January 18, 1996, the Company entered into an asset purchase agreement with Dr. Manrique, P.A. ("Manrique"), whereby the Company acquired all of the tangible assets of the dental practice entity and entered into a services and support agreement with Manrique to provide management services. The total purchase price was $40,000. In connection with the purchase, the Company loaned $60,000 to Manrique at 9% repayable in sixty equal installments. Also, the P.A. has the option to acquire Manrique's patient lists and records for a price ranging from $222,000 to $322,000 depending on an appraisal as to their value, subject to adjustment based on future revenue from the acquired practice.

     On April 1, 1996, the Company and the P.A. entered into a purchase agreement with Richard J. Shawn DMD, P.A., ("Volusia"), whereby the Company acquired all of the tangible assets and assumed certain liabilities of Volusia and the P.A. acquired the patient files of Volusia for a total purchase price of $1,800,000. The Company's portion of the purchase was approximately $1,500,000 ($300,000 paid in cash and the balance in seller financed notes) of which $950,000 has been allocated to the contractually assigned value of the not to compete agreement and the balance of $550,000 to property and equipment. The P.A.'s portion of the purchase price, $300,000 (seller financed), relates to the value of the professional assets, principally the patient files and goodwill. The Company has entered into a services and support agreement with the P.A. to provide management services and support to the Volusia practice. Two of the Company's majority shareholders are guarantors of the $300,000 debt of the P.A.

     On September 27, 1996 the Company and the P.A. entered into a purchase agreement with Juan A. Soler ("Soler") whereby the Company acquired all of the tangible assets of Soler's dental practice and the P.A. acquired the professional assets, principally patient files of the practice for a combined purchase price of $110,000. The Company's portion of the purchase is approximately $85,000 of which $35,000 has been allocated to the tangible assets acquired and $50,000 has been allocated to the dental service agreement.

     On September 30, 1996, the Company and the P.A. entered into a purchase agreement with Dan Steele, P.A. ("Steele") whereby the Company acquired all of the tangible assets of Steele's dental practice and the P.A. acquired the professional assets, principally patient files, of Steele for a combined purchase price of $285,000. The Company's portion of the purchase is approximately $251,000 of which $68,450 has been allocated to the tangible assets acquired and $182,550 has been allocated to the dental service agreement and a covenant not to compete.

     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Jerry L. Reynolds, P.A. ("Reynolds") whereby the Company acquired all of the tangible assets of Reynolds' dental practice and the P.A. acquired the professional assets, principally patient files, of Reynolds for a combined purchase price of $225,000. The Company's portion of the purchase is $190,000 of which $30,000 has been allocated to the tangible assets acquired and $160,000 has been allocated to the dental service agreement and a covenant not to compete.

     The unaudited pro forma results of all current, continuing operations, assuming the five 1996 acquisitions completed on or prior to September 30, 1996 had been consummated on January 1, 1995 are as follows:

                                                                              NINE MONTHS
                                                            YEAR ENDED           ENDED
                                                           DECEMBER 31,      SEPTEMBER 30,
                                                               1995              1996
                                                           ------------      -------------
Net revenue..............................................   $6,025,000        $5,881,000
Earnings (loss) before income taxes......................      148,000         1,083,000
Net earnings (loss)......................................       89,000           661,000
Net earnings (loss) per share............................          .02               .17

                          COAST DENTAL SERVICES, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                      DECEMBER 31,
                                                 ----------------------    SEPTEMBER 30,
                                                   1994         1995           1996
                                                 ---------    ---------    -------------
Furniture fixtures and equipment...............  $ 303,407    $ 405,676     $1,232,511
Leasehold improvements.........................    233,658      251,159        251,159
Capitalized leases -- equipment................    237,327      287,227        305,905
                                                 ---------    ---------     ----------
          Total................................    774,392      944,062      1,789,575
Less accumulated depreciation and
  amortization.................................   (188,652)    (341,992)      (488,566)
                                                 ---------    ---------     ----------
Total..........................................  $ 585,740    $ 602,070     $1,301,009
                                                 =========    =========     ==========

     Accumulated depreciation on capitalized leases of equipment amounted to approximately $57,000, $113,000 and $158,000 at December 31, 1994, December 31,
1995 and September 30, 1996, respectively.

6. NOTES PAYABLE TO BANKS

     Notes payable to banks at December 31, 1994, consisted of two lines of credit secured by equipment, each payable on demand, in the amount of $100,000 and $50,000. During 1995, these lines of credit were converted to long-term debt.

7. LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt consists of the following:

                                                          DECEMBER 31,
                                                       -------------------   SEPTEMBER 30,
                                                         1994       1995         1996
                                                       --------   --------   -------------
Note payable in increasing monthly installments of
  $560 to $672 at an interest rate of 13% payable
  monthly through March 1998. Collateralized by
  dental equipment...................................  $ 21,769   $ 17,639    $   12,016
Note payable in monthly installments of $314 at an
  interest rate of 13% payable monthly through April
  1997. Collateralized by dental equipment...........     8,470      5,880         2,965
Note payable in monthly installments of $186 at an
  interest rate of 13% payable monthly through April
  1997. Collateralized by dental equipment...........     5,132      3,618         2,225
Note payable in monthly installments of $825 at an
  interest rate of 9%................................     6,382         --            --
Note payable in monthly installments of $242 at an
  interest rate of 7.75%.............................    10,611      8,473            --
Note payable in monthly installments of $667 plus
  interest equal to the bank's prime rate plus
  2.5%...............................................    29,333     21,333            --

                          COAST DENTAL SERVICES, INC.

                                                          DECEMBER 31,
                                                       -------------------   SEPTEMBER 30,
                                                         1994       1995         1996
                                                       --------   --------   -------------
Note payable in monthly installments of $746 plus
  interest at 10% payable monthly through November
  1997 at which time the remaining $16,622 becomes
  due. Collateralized by bank accounts held with the
  lender and by personal guarantees by two of the
  majority stockholders of the Company. In addition,
  a compensating balance equal to the amount due on
  the note must be held with the lender. At June 30,
  1996, cash balance held with the lender totaled in
  excess of the balance of the loan..................    35,000     28,841        24,153
Note payable in monthly installments of $1,042 plus
  interest equal to the prime rate plus 2% (Prime was
  8.25% at June 30, 1996) payable monthly through
  December 1998. Collateralized by bank accounts held
  with the lender and by personal guarantees of the
  majority stockholders of the Company. The Bank has
  a right of offset of any accounts maintained in the
  Bank. At June 30, 1996, the cash balances with the
  lender totaled in excess of the balance of the
  loan. .............................................    50,000     37,496        28,118
Note payable to a bank in monthly installments of
  $1,005 through November 1998, at an interest rate
  of 9.25% per annum and is collateralized by
  computer equipment. The Bank has the right of
  offset of any accounts maintained in the Bank. At
  June 30, 1996 the Company had cash on hand at the
  Bank in excess of the balance of the loan..........        --     30,693        23,604
Note payable to a bank in monthly installments of
  $2,560 with interest at the bank's prime rate plus
  2%. (Prime was 8.25% at June 30, 1996) The note is
  personally guaranteed by two of the majority
  stockholders of the Company. The note is
  collateralized by the assets of the Company and the
  Bank has a right of offset of any accounts
  maintained in the Bank. At June 30, 1996, the
  Company had cash on hand at the Bank in excess of
  the balance of the loan............................        --    100,000        84,291
Note payable to a bank in monthly installments of
  $10,000 plus interest at the Bank's prime rate plus
  2%. (Prime was 8.25% at June 30, 1996). The note is
  personally guaranteed by two of the majority
  stockholders of the Company. The note is
  collateralized by the assets of the Company........        --    100,000       409,290
Note payable to Richard J. Shawn DMD in monthly
  installments of $4,997 at an interest rate of 9%
  beginning May 1997 payable monthly through April
  1999...............................................        --         --       100,000
Note payable to Richard J. Shawn DMD in monthly
  installments of $9,994 at an interest rate of 9%
  beginning May 1997 payable monthly through April
  1999...............................................        --         --       200,000

                          COAST DENTAL SERVICES, INC.

                                                          DECEMBER 31,
                                                       -------------------   SEPTEMBER 30,
                                                         1994       1995         1996
                                                       --------   --------   -------------
Note payable to Richard J. Shawn DMD in monthly
  installments of $17,744 at an interest rate of 9%
  beginning May 1997 payable monthly through April
  2003...............................................        --         --       900,000
Note payable to Dr. Reynolds DMD in monthly
  installments of $830.33 at an interest rate of 9%
  beginning Oct. 15, 1996 payable monthly through
  Sept. 15, 2001.....................................        --         --        40,000
Note payable to Dr. Reynolds DMD in monthly
  installments of $1,556.80 at an interest rate of 9%
  beginning Oct. 15, 1996 payable monthly through
  Sept. 15, 2001.....................................        --         --        75,000
Note payable to Dr. Steele DMD in monthly
  installments of $3,970.03 at an interest rate of 9%
  beginning Oct. 15, 1996 payable monthly through
  Feb. 1, 1998 with a balloon payment of $146,598.84
  on March 15, 1998..................................        --         --       191,250
Note payable to Dr. Soler DMD in monthly installments
  of $726.54 at an interest rate of 9% beginning Oct.
  15, 1996 payable monthly through September 15,
  2001...............................................        --         --        35,000
Revolving line of credit agreement for $1,500,000 at
  an interest rate of Prime + 1.5% payable on demand.
  This agreement contains covenants requiring
  maintenance of certain financial ratios and
  restrictions on disposition of assets, capital
  expenditures and payment of dividends..............        --         --       185,000
Total long-term debt.................................   166,697    353,973     2,312,912
Less current maturities..............................   (45,829)   (99,161)     (463,567)
                                                       --------   --------    ----------
Long-term debt, excluding current maturities.........  $120,868   $254,812    $1,849,345
                                                       ========   ========    ==========

     The three notes payable listed above to Dr. Shawn totalling $1,200,000 at September 30, 1996 originated in connection with the purchase from Dr. Shawn discussed in note 4. The notes are secured by the Company's interest in the Dr. Shawn business and the goodwill associated therewith along with a collateral assignment of leases for the related offices. Each of the notes is also personally guaranteed by two of the majority shareholders of Coast.

     Capital lease obligations consist of the following:

                                                          DECEMBER 31,
                                                       -------------------   SEPTEMBER 30,
                                                         1994       1995         1996
                                                       --------   --------   -------------
Capital lease obligations, at varying rates of
  imputed interest from 15% to 21%, collateralized by
  lease equipment, with an amortized cost of
  approximately $180,000 and $174,000 and $148,000 at
  December 31, 1994 and 1995, and at September 30,
  1996, respectively.................................  $218,143   $254,107    $  221,608
Less current portion of capital lease obligations....   (34,081)   (69,578)      (76,378)
                                                       --------   --------    ----------
Capital lease obligations, net of current portion....  $184,062   $184,529    $  145,230
                                                       ========   ========    ==========

                          COAST DENTAL SERVICES, INC.

     Scheduled maturities of long-term debt and payments on capital lease obligations as of September 30, 1996 are as follows:

                                                                            OBLIGATIONS
                                                              LONG-TERM        UNDER
                                                                 DEBT      CAPITAL LEASES
                                                              ----------   --------------
1997........................................................  $  463,567      $101,047
1998........................................................     643,534        86,543
1999........................................................     438,211        67,732
2000........................................................     242,803        21,810
2001........................................................     211,658            --
Thereafter..................................................     313,139            --
                                                              ----------      --------
                                                              $2,312,912      $277,132
                                                              ==========
Less amounts representing interest..........................                    55,524
                                                                              --------
                                                                              $221,608
                                                                              ========

8. INCOME TAXES

     Since October 1992, the Company has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the stockholders in their individual income tax returns. Upon completion of the public offering, the Company will terminate its status as an S Corporation.

     The pro forma income tax adjustment represents a provision for federal and state income taxes at the statutory rate in effect for the periods presented (at an effective rate of 39%) as if the Company had not been treated as an S Corporation.

9. RELATED PARTY TRANSACTIONS


     The Company periodically advances funds to/from the majority stockholders and the P.A. The P.A. is wholly-owned by a majority shareholder and director of the Company. See Notes 1 and 3 for a further description of the relationship with the P.A. These advances are reflected on the balance sheet as notes receivable from stockholders for $148,056, $125,579 and $172,168 at December 31, 1994, December 31, 1995 and September 30, 1996, respectively. The notes have a maturity of five years and are being repaid in varying installments plus interest at 5% to 8% per annum. Interest income relating to these amounts was insignificant for all periods presented. Additionally, at September 30, 1996 the Company advanced funds on a short-term basis to Manrique (see Note 4) and to the P.A. totalling $106,318 and $105,392 respectively. These advances bear interest at 8%.



     These amounts represent a concentration of credit risk and expose the Company to risk of loss for these amounts should these related parties be unable to pay their debts.

                          COAST DENTAL SERVICES, INC.

10. COMMITMENTS AND CONTINGENCIES

     The Company primarily leases space for operation of its clinics under several noncancelable operating leases expiring over the next seven years. Rental expense for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 was $80,313, $117,432, $195,664,
$143,105 and $316,485, respectively.

     Future minimum lease payments under these agreements as of September 30, 1996 are:

  1997.......................................................  $  676,308
  1998.......................................................     512,324
  1999.......................................................     439,182
  2000.......................................................     256,461
  2001.......................................................     185,885
  Thereafter.................................................     357,817
                                                               ----------
                                                               $2,427,977
                                                               ==========

     In September, 1996 the Company entered into a lease of approximately three and one-half years for office space for its corporate offices. The future minimum lease payments in the above table include the effects of this new lease.

     The Company has entered into employment agreements with three of its officers, all of whom are the majority shareholders of the Company. The terms of the agreements are from three to five years.

11. STOCKHOLDERS' EQUITY


     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Stock Option Plan (the "Stock Option") and the Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, the "Plans"). The purpose of the Plans is to provide directors, officers, key employees, advisors and dental professionals employed by the P.A.'s (subject to approval and reimbursement by the P.A.) with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's common stock. The aggregate number of shares of common stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares and 450,000 shares, respectively. During 1996, the Company has granted approximately 140,000 options under the Professionals Plan and approximately 46,000 options under the Stock Option Plan with an exercise price equal to the price of stock in the proposed initial public offering of the Company's stock. The options vest over three years, none are exercisable as of October 1, 1996. The fair value of the options granted is not significant. The effect on compensation expense and net income had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, is not material. The Company estimated the fair value of options utilizing an option pricing model assuming a market price and exercise price of $9 per share, a risk free interest rate of 7.5%, a four year expected life, 0% expected volatility, and no dividends.


     In February, 1996 the Company reached a mutual understanding with an officer that the officer would be entitled to 105,000 shares as compensation and in January 1996 reached a mutual understanding with certain other employees of the Company that they would be entitled to an aggregate of 35,000 shares as compensation for which the Company recognized compensation of $27,674. The fair market value of the Common Stock granted used to determine compensation expense recorded was determined based on an independent valuation of the Company's stock as of February 11, 1996. The above described shares were formally issued in May and April, respectively.

                          COAST DENTAL SERVICES, INC.

12.  SUBSEQUENT EVENTS



     On October 1, 1996 and December 29, 1996 the Company approved stock splits resulting in an exchange of 1 share for approximately 3.86 shares of Common Stock issued and outstanding. Simultaneously, the par value of the common stock was changed from $.00001 to $.001. All share and per share amounts have been retroactively adjusted for this split. Additionally, the Company increased the authorized number of common shares to 50,000,000.



     On November 7, 1996 the Company and the P.A. entered into a purchase agreement with Seminole Dental Center, Seminole Dental South, Seminole Dental West and Seminole Dental Services, Inc. (collectively the "Seminole Dental Center") whereby the Company acquired all of the tangible assets of the Seminole Dental Centers dental practices and the P.A. acquired the professional assets, principally patient lists and goodwill, of Seminole Dental Center for a combined purchase price of $2,500,000. The Company's portion of the purchase is $1,900,000 of which $250,000 has been allocated to the estimated fair value of the tangible assets acquired and $1,650,000 has been allocated to the dental service agreement and a covenant not to compete.



     On December 11, 1996 the Company received a commitment letter (the "Commitment") from Barnett Bank of Tampa (the "Bank") to enter into an expanded revolving line of credit agreement for $5,000,000. Under the terms of this Commitment, the Bank will extend to Coast the additional line of credit upon the successful completion of an initial public offering by the Company.



     On December 14, 1996, the Company and the P.A. entered into a Purchase Agreement with Gerber Dental, Inc. ("Gerber") whereby the Company acquired all of the tangible assets of Gerber's dental practice and the P.A. acquired the professional assets, principally patient lists, of Gerber for a combined purchase price of $170,000. The Company's portion of the purchase price is $135,000, of which $43,500 has been allocated to the tangible assets acquired and $91,500 has been allocated to the dental service agreement and covenant not to compete.



     On December 31, 1996, the Company and the P.A. entered into a purchase agreement with Patrick Wayne O'Brien, DMD, P.A. ("O'Brien"), whereby the Company acquired all of the tangible assets of O'Brien's dental practice and the P.A. acquired the professional assets, principally patient lists, of O'Brien for a combined purchase price of $120,000. The Company's portion of the purchase price is $95,000 of which $50,000 has been allocated to the tangible assets acquired and $45,000 has been allocated to the dental service agreement



     On December 31, 1996, the Company and the P.A. entered into a purchase agreement with William Glover, DMD, P.A. ("Glover"), whereby the Company acquired all of the tangible assets of Glover's dental practice and the P.A. acquired the professional assets, principally patient lists, of Glover for a combined purchase price of $85,000. The Company's portion of the purchase price is $70,000 of which $40,000 has been allocated to the tangible assets acquired and $30,000 has been allocated to the dental service agreement.



     As of December 31, 1996, the P.A. has incurred $1,069,000 of acquisition debt in connection with the acquisitions completed through such date. Through December 31, 1996, the Company has advanced $227,000 to the P.A. to assist the P.A. in making its required principle repayments on this acquisition debt. The Company was not required to make these advances, is not a guarantor or party to any of the P.A.'s debt, and has not pledged any assets to secure the P.A.'s debt. Accordingly, these debts of the P.A. are not reflected in the balance sheet of the Company. Additionally, the balance of the management fee receivable from the P.A. increased to approximately $733,000 at December 31, 1996. This increase is directly attributed to the increase in patient revenues earned by the P.A. for which the Company is due its 76% management fee. These advances and receivable are unsecured and represent a concentration of credit risk and expose the Company to risk of loss for these amounts should the P.A. be unable to pay its debts.

INDEPENDENT AUDITORS' REPORT

Richard J. Shawn DMD, P.A.

     We have audited the accompanying combined statements of operations and cash flows of Richard J. Shawn DMD, P.A. and East Coast Dental Management, Inc. (the "Company") for each of the three years in the period ended January 31, 1996 and for the two months ended March 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and of cash flows for the Company for each of the three years in the period ended January 31, 1996 and for the two months ended March 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Tampa, Florida
January 8, 1997

RICHARD J. SHAWN DMD, P.A.

COMBINED STATEMENTS OF OPERATIONS

                                                                                         TWO MONTHS
                                                        YEARS ENDED JANUARY 31,            ENDED
                                                  ------------------------------------   MARCH 31,
                                                     1994         1995         1996         1996
                                                  ----------   ----------   ----------   ----------
Revenue.........................................  $3,686,457   $3,264,655   $2,910,268    $457,988
Dentist and hygienists salaries.................     884,444      702,078      670,472     110,675
Dental Center Expenses:
  Payroll and benefits..........................   1,099,040      987,067      860,913     131,467
  Dental supplies and lab fees..................     424,903      351,638      200,656      32,924
  Rent..........................................     337,762      344,760      344,996      42,905
  Advertising...................................     127,852      121,523      140,030       1,854
  Depreciation..................................     109,326       98,122       90,254      15,042
  Uncollectible accounts expense................      17,920       11,284       13,970       2,328
  Other.........................................     158,731      151,831      157,188      34,846
                                                  ----------   ----------   ----------    --------
Total dental center expenses....................   2,275,534    2,066,225    1,808,007     372,041
                                                  ----------   ----------   ----------    --------
Subtotal........................................     526,479      496,352      431,789      85,947
                                                  ----------   ----------   ----------    --------
General and administrative expenses.............     461,508      535,783      426,390      40,121
Depreciation and amortization...................      15,621       11,651       12,230       2,038
                                                  ----------   ----------   ----------    --------
Total general and administrative expenses.......     477,129      547,434      438,620      42,159
                                                  ----------   ----------   ----------    --------
  Operating income (loss).......................      49,350      (51,082)      (6,831)     43,788
Interest expense................................     (48,452)     (26,526)     (13,843)       (951)
                                                  ----------   ----------   ----------    --------
Net income (loss)...............................  $      898   $  (77,608)  $  (20,674)   $ 42,837
                                                  ==========   ==========   ==========    ========

                  See notes to combined financial statements.

RICHARD J. SHAWN DMD, P.A.

COMBINED STATEMENTS OF CASH FLOWS

                                                                                       TWO MONTHS
                                                        YEARS ENDED JANUARY 31,          ENDED
                                                    --------------------------------   MARCH 31,
                                                      1994        1995        1996        1996
                                                    ---------   ---------   --------   ----------
Cash Flows from Operating Activities:
Net income (loss).................................  $     898   $ (77,608)  $(20,674)   $ 42,837
  Adjustments to reconcile net income (loss) to
     net cash provided by operations increase
     (decrease):..................................
  Depreciation....................................    124,947     109,773    102,484      17,080
  Increase in allowance for bad debts.............     17,920      11,284     13,970       2,328
  Change in accounts receivable...................   (237,465)     39,305    (56,254)         --
  Change in supplies..............................         --          --         --      30,000
  Change in prepaids and other assets.............     (3,661)     (2,202)     2,816          --
  Change in accounts payable......................    278,289      (9,619)   (38,699)     35,784
                                                    ---------   ---------   --------    --------
Net cash provided by operating activities.........    180,928      70,933      3,643     128,029
                                                    ---------   ---------   --------    --------
Cash Flows from Investing Activities:
  Property additions..............................   (236,733)     (4,326)   (44,654)         --
  Increase in other assets........................                 14,594        273          --
                                                    ---------   ---------   --------    --------
Net cash provided by (used in) investing
  activities......................................   (236,733)     10,268    (44,381)         --
                                                    ---------   ---------   --------    --------
Cash Flows From Financing Activities:
  Repayment of long term debt.....................         --    (132,451)    (3,466)         --
  Proceeds from stockholder.......................    114,646      32,168     25,713          --
                                                    ---------   ---------   --------    --------
Net cash provided by (used in) financing
  activities......................................    114,646    (100,283)    22,247          --
                                                    ---------   ---------   --------    --------
Increase (Decrease) in Cash.......................     58,841     (19,082)   (18,491)    128,029
Cash and cash equivalents at beginning of
  period..........................................         --      58,841     39,759      21,268
                                                    ---------   ---------   --------    --------
Cash and cash equivalents at end of period........  $  58,841   $  39,759   $ 21,268    $149,297
                                                    =========   =========   ========    ========

                  See notes to combined financial statements.

RICHARD J. SHAWN DMD, P.A.

NOTES TO COMBINED FINANCIAL STATEMENTS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1996

1. DESCRIPTION OF BUSINESS

     Richard J. Shawn DMD, P.A. and East Coast Dental Management, Inc. (the "Company") are a professional association of dentists doing business through six dental centers in Volusia County, Florida. The entities are both wholly-owned by Richard J. Shawn.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying combined financial statements have been prepared on the accrual basis of accounting.

     Basis of Combination -- The operations of both entities indicated in Note 1 are combined for reporting purposes due to their common ownership and business activities. Intercompany balances are eliminated upon combination.

     Cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Property and Equipment -- Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets.

     Uses of estimates. -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

3. INCOME TAXES

     The Company has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the sole stockholder in his individual income tax return.

4. SUBSEQUENT EVENTS

     The assets of the Company were purchased on April 1, 1996 by Coast Dental Services, Inc. and the Coast Florida P.A.

INDEPENDENT AUDITORS' REPORT

Partners and Shareholders of the Partnership

     We have audited the accompanying combined balance sheet of Seminole Dental Center, Seminole Dental South, Seminole Dental West and Seminole Dental Services, Inc. (collectively the "Seminole Dental Center" or the "Partnership") as of December 31, 1995 and September 30, 1996, and the related statements of operations, and partners' and shareholders' equity, and of cash flows for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996. The combined financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1995 and September 30, 1996, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Tampa, Florida

January 8, 1997

SEMINOLE DENTAL CENTER

COMBINED BALANCE SHEET

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1995           1996
                                                              ------------   -------------
ASSETS
Current Assets
  Cash......................................................    $ 56,980       $231,389
  Trade receivables, net of allowance for bad debts of
     $120,450...............................................     157,025         96,587
  Other receivables.........................................                      1,893
  Supplies..................................................      13,500         13,500
  Other current assets......................................       4,642          2,973
                                                                --------       --------
          Total current assets..............................     232,147        346,342
Property and equipment, net.................................      75,856         78,238
Other assets................................................       9,802          9,867
                                                                --------       --------
          Total.............................................    $317,805       $434,447
                                                                ========       ========
LIABILITIES AND EQUITY
Liabilities
  Accounts payable..........................................    $ 32,284       $ 28,079
  Accrued payroll and related taxes.........................      22,976         82,850
  Other accrued expenses....................................      32,442         11,091
                                                                --------       --------
          Total current liabilities.........................      87,702        122,020
Combined partners' and shareholders' equity.................     230,103        312,427
                                                                --------       --------
          Total.............................................    $317,805       $434,447
                                                                ========       ========

                See notes to the combined financial statements.

SEMINOLE DENTAL CENTER

COMBINED STATEMENTS OF OPERATIONS AND PARTNERS' AND
SHAREHOLDERS' EQUITY

                                                                                         NINE MONTHS
                                                        YEAR ENDED      YEAR ENDED          ENDED
                                                       DECEMBER 31,    DECEMBER 31,     SEPTEMBER 30,
                                                           1994            1995             1996
                                                       ------------    -------------    -------------
Revenue..............................................   $3,477,634      $3,425,055        $2,473,038
Dental Center Expenses:
  Payroll and benefits...............................    1,696,452       1,814,974         1,340,811
  Dental supplies and lab fees.......................      433,553         305,869           208,812
  Rent...............................................      165,861         198,291           145,278
  Advertising........................................      204,899         202,589           142,296
  Depreciation.......................................       41,955          23,126             4,652
  Bad debt expense...................................       34,331         173,924           131,758
  Other..............................................      200,135         255,541           100,204
                                                        ----------      ----------        ----------
Total dental center expenses.........................    2,777,186       2,974,314         2,073,811
                                                        ----------      ----------        ----------
Subtotal.............................................      700,448         450,741           399,227
Total general and administrative expenses............      300,043         119,957            80,965
                                                        ----------      ----------        ----------
          Operating income...........................      400,405         330,784           318,262
Interest expense.....................................                          399
                                                        ----------      ----------        ----------
          Net income.................................      400,405         330,385           318,262
                                                        ----------      ----------        ----------
Partner and shareholder distributions................     (494,162)       (324,054)         (235,938)
Partner and shareholder contributions................       14,506           3,348
Combined partners' and shareholders' equity:
  Beginning of Period................................      299,675         220,424           230,103
                                                        ----------      ----------        ----------
  End of Period......................................   $  220,424      $  230,103        $  312,427
                                                        ==========      ==========        ==========

                See notes to the combined financial statements.

SEMINOLE DENTAL CENTER

COMBINED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS
                                                         YEAR ENDED      YEAR ENDED         ENDED
                                                        DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                                            1994            1995            1996
                                                        ------------   --------------   -------------
Cash Flows from Operating Activities
  Net income..........................................   $ 400,405       $ 330,385        $ 318,262
     Adjustments to reconcile net income to net cash
       provided by operations increase (decrease):
       Depreciation...................................      41,955          23,126            4,652
       Gain on sale of fixed assets...................                                       (3,254)
       Change in allowance for bad debts..............      34,331         (35,527)               1
       Change in accounts receivable..................     (47,865)         36,452           60,437
       Change in prepaid and other assets.............       1,347           1,370             (289)
       Change in accounts payable.....................      (9,031)        (21,910)          (4,204)
       Change in accrued expenses.....................      82,473         (40,949)          38,522
                                                         ---------       ---------        ---------
  Net cash provided by operating activities...........     503,615         292,947          414,127
                                                         ---------       ---------        ---------
Cash Flows from Investing Activities
  Property additions..................................     (28,543)         (2,525)          (9,280)
  Proceeds of sale of fixed assets....................                                        5,500
                                                         ---------       ---------        ---------
  Net cash used in investing activities...............     (28,543)         (2,525)          (3,780)
                                                         ---------       ---------        ---------
Cash Flows from Financing Activities
  Partner and shareholder distributions...............    (494,162)       (324,054)        (235,938)
  Partner and shareholder contributions...............      14,506           3,348
                                                         ---------       ---------        ---------
  Net cash used in financing activities...............    (479,656)       (320,706)        (235,938)
                                                         ---------       ---------        ---------
  Net (decrease)/increase in cash.....................      (4,584)        (30,284)         174,409
  Cash at beginning of period.........................      91,848          87,264           56,980
                                                         ---------       ---------        ---------
  Cash at end of period...............................   $  87,264       $  56,980        $ 231,389
                                                         =========       =========        =========

                See notes to the combined financial statements.

                             SEMINOLE DENTAL CENTER

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND FOR THE YEARS ENDED DECEMBER
                               31, 1995 AND 1994

1.  DESCRIPTION OF BUSINESS

     Seminole Dental Center, Seminole Dental South, Seminole Dental West and Seminole Dental Services, Inc. (collectively "Seminole Dental Center" or the "Partnership") are each a professional association of dentists doing business through three dental centers in central Florida. Seminole Dental Services, Inc., a Florida Corporation, processes Medicaid insurance claims for patients of the three dental centers. The Partnership entities are owned by M.D. Witcher, DDS, M.R. Novotny, DDS, and C.M. Garcia, DDS.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying combined financial statements have been prepared on the accrual basis of accounting.

     Basis of Combination -- The operations of all entities described in Note 1 are combined for reporting purposes due to their common ownership and business activities. Intercompany balances are eliminated upon the combination.

     Supplies -- Supplies are stated at the lower of FIFO cost or market.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 2 to 8 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while costs of improvements and renewals are capitalized.

     Use of Estimates -- The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

3.  INCOME TAXES

     Seminole Dental Center, Seminole Dental South and Seminole Dental West are partnerships and their respective profits and losses flow through to the individual partners. Seminole Dental Services, Inc. has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the stockholders in their individual income tax returns. Accordingly, no income taxes are reflected in the combined financial statements.

                             SEMINOLE DENTAL CENTER

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1995           1996
                                                              ------------   -------------
Medical equipment...........................................   $ 401,453       $ 410,718
Computers and software......................................       5,398           5,398
Office furniture and equipment..............................      89,029          77,138
Leasehold improvements......................................      48,974          47,880
                                                               ---------       ---------
                                                                 544,854         541,134
Less accumulated depreciation...............................    (468,998)       (462,896)
                                                               ---------       ---------
          Total.............................................   $  75,856       $  78,238
                                                               =========       =========

5. COMMITMENTS AND CONTINGENCIES

     The Company primarily leases space for operation of its clinics under several noncancelable operating leases expiring over the next 3 years. Rental expense for the nine months ended September 30, 1996, years ended December 31, 1995 and 1994 was $145,278, $198,291 and $165,861, respectively.

     Future minimum lease payments under these agreements as of September 30, 1996 are:

1997........................................................  $ 75,640
1998........................................................    59,505
1999........................................................    61,731
2000........................................................    10,497
2001........................................................        --
Thereafter..................................................        --
                                                              --------
          Total.............................................  $207,373
                                                              ========

6. SUBSEQUENT EVENTS

     Certain assets of the Partnership were purchased as of October 31, 1996 by Coast Dental Services, Inc. and the Coast Florida P.A.

                                 [DESCRIPTION]
                                       OF
                            [INSIDE BACK COVER PAGE]
             [PICTURES OF DENTAL CHAIR, DENTAL TREATMENTS PROVIDED
                             BY COAST FLORIDA, P.A.
                  PROFESSIONALS AT MANAGED DENTAL CENTERS AND
                            SCENE OF SMILING FAMILY]

============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL             , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    7
The Company................................   17
Relationship Between the Company and the
  Coast Florida P.A........................   17
Use of Proceeds............................   18
Dividend Policy............................   19
Capitalization.............................   19
Dilution...................................   20
Selected Pro Forma Financial Data..........   21
Selected Financial Data....................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   23
Business...................................   33
Management.................................   46
Certain Transactions.......................   51
Principal and Selling Stockholders.........   53
Description of Capital Stock...............   54
Shares Eligible for Future Sale............   58
Underwriting...............................   60
Legal Matters..............................   61
Experts....................................   61
Additional Information.....................   61
Index to Consolidated Financial
  Statements...............................  F-1


============================================================
============================================================

                                2,200,000 Shares

                              (COAST DENTAL LOGO)

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.
                                                                          , 1997

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses payable by it in connection with the Offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

    Securities and Exchange Commission registration fee.......................  $  8,364
    NASD filing fee...........................................................     3,260
    Nasdaq National Market listing fee........................................    34,500
    Printing expenses.........................................................   200,000
    Accounting fees and expenses..............................................   140,000
    Legal fees and expenses...................................................   350,000
    Fees and expenses (including legal fees) for qualifications under state
      securities laws.........................................................    25,000
    Registrar and Transfer Agent's fees and expenses..........................     2,500
    Miscellaneous.............................................................    36,376
                                                                                --------
      Total...................................................................  $800,000
                                                                                ========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Stockholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Company's By-laws provide that the Company shall indemnify its directors and such of its officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of fiduciary duty. In addition, the Board of Directors of the Company has approved the execution by the Company of indemnification agreements with the Directors and certain officers of the Company, the form of which has been filed as an exhibit to this Registration Statement.

     The Company maintains directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In March 1996, the Company issued an aggregate of 3,360,000 shares of Common Stock in connection with its corporate reorganization. See "Certain Transactions." This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) because it did not involve any public offering.

     In January and February 1996, the Company reached mutual understandings to provide restricted shares of Common Stock and in April and May 1996 issued 35,000 and 105,000 shares, respectively, as compensation to certain employees, executive officers, and affiliated professionals, pursuant to the Plans. These transactions were exempt from the registration requirements of the Securities Act pursuant to Rule 701.

     In October, November and December 1996, and in January 1997 the Company granted options to purchase approximately 186,000 shares of Common Stock under the Plans to certain employees, executive officers and affiliated professionals. These transactions are exempt from the registration requirements of the Securities Act pursuant to Rule 701. The Company plans to file registration statements under the Securities Act after this Offering to register sales of shares of Common Stock under the Plans, if any.

     The Company has issued non-negotiable promissory notes to sellers as part of the purchase price in connection with the Company's purchase of the allowable assets of certain dental practices. On April 24, 1996 the Company issued non-negotiable promissory notes totalling $1.2 million to Richard J. Shawn, D.M.D. in connection with the Shawn Acquisition. On September 27, 1996 and September 30, 1996, the Company issued non-negotiable promissory notes totalling $341,250 to Juan A. Soler, D.D.S., Jerry L. Reynolds, D.D.S. and Dan Steele, P.A. in connection with the acquisition of the allowable assets of three dental practices. On October 31, 1996, the Company issued non-negotiable promissory notes totalling $1.5 million to Seminole Dental Center, Seminole Dental West, Seminole Dental South, Michael D. Whitcher, D.D.S. and C. M. Garcia, D.M.D. in connection with the Seminole Acquisition. The Company does not believe that the promissory notes issued in these transactions are a "security" as defined by
Section 2(1) of the Securities Act. However, in the event the promissory notes are deemed to be a security these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) because they did not involve any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) EXHIBITS


EXHIBIT
 NUMBER                            DESCRIPTION OF EXHIBIT
--------                           ----------------------
 1.1***    --   Form of Underwriting Agreement.
 2.1**     --   Asset Purchase Agreement dated April 1, by and among Adam
                Diasti, D.D.S., P.A., Coast Dental Services, Inc., Richard
                J. Shawn D.M.D., P.A., East Coast Dental Management, Inc.
                and Richard J. Shawn, D.M.D.................................
 2.2**     --   Asset Purchase Agreement dated October 31, 1996 by and among
                Coast Florida P.A., Coast Dental Services, Inc., Seminole
                Dental Services, Inc., Seminole Dental Center, Seminole
                Dental West, Seminole Dental South, Michael D. Witcher,
                D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and C.M.
                Garcia, D.M.D., P.A.........................................
 3.1       --   Restated Certificate of Incorporation of Coast Dental
                Services, Inc...............................................
 3.2*      --   Bylaws of Coast Dental Services, Inc........................
 4.1*      --   Specimen of Coast Dental Services, Inc. Common Stock
                Certificate.................................................
 4.2*      --   Business Loan Agreement dated August 15, 1996 between Coast
                Dental Services, Inc. and Barnett Bank, N.A. (Previously
                filed as Exhibit 10.9 to the Company's Registration
                Statement on Form S-1 filed on October 7, 1996 (File No.
                333-13613) and incorporated herein by reference.
 4.3***    --   Loan Commitment Letter dated December 11, 1996 between Coast
                Dental Services, Inc. and Barrett Bank, N.A.-Tampa..........
                (The Company is not filing any instrument with respect to
                long-term debt that does not exceed 10 percent of the total assets of the Company and the Company agrees to furnish a
                copy of such instrument to the Commission upon request.)
 5.1***    --   Opinion of Shumaker, Loop & Kendrick, LLP as to the Common
                Stock being registered......................................
10.1**     --   Employment Agreement between Coast Dental Services, Inc. and
                Terek Diasti................................................
10.2**     --   Employment Agreement between Coast Dental Services, Inc. and
                Adam Diasti, D.D.S..........................................
10.3*      --   Employment Agreement between Coast Dental Services, Inc. and
                Joseph R. Smith.............................................
10.4*      --   Coast Dental Services, Inc. Stock Option Plan...............
10.5*      --   Coast Dental Services, Inc. Affiliated Professional Stock
                Plan........................................................
10.6*      --   Services and Support Agreement dated October 1, 1996 between
                Coast Dental Services, Inc. and Coast Florida, P.A..........
10.7*      --   Asset Purchase Agreement dated April 1, 1996 by and among
                Adam Diasti, D.D.S., P.A., Coast Dental Services, Inc.,
                Richard J. Shawn D.M.D., P.A., East Coast Dental Management,
                Inc. and Richard J. Shawn, D.M.D., filed as Exhibit 2.1 to this Registration Statement and incorporated herein by
                reference...................................................
10.8*      --   Promissory Note from Adam Diasti, DDS, P.A., dated June 30,
                1996, payable to Coast Dental Services, Inc.................
10.9*      --   Business Loan Agreement dated August 15, 1996 between Coast
                Dental Services, Inc. and Barnett Bank, N.A.................
10.10*     --   Form of Indemnification Agreement with officers and
                directors...................................................
10.11**    --   Asset Purchase Agreement dated October 31, 1996 by and among
                Coast Florida P.A., Coast Dental Services, Inc., Seminole
                Dental Services, Inc., Seminole Dental Center, Seminole
                Dental West, Seminole Dental South, Michael D. Witcher,
                D.D.S., P.A., Milo R. Novotny, D.D.S. P.A., and C.M. Garcia
                D.M.D. P.A., filed as Exhibit 2.2 to this Registration
                Statement and incorporated herein by reference..............
10.12**    --   Agreement to Transfer Stock and Stock Pledge dated November
                1, 1996, by and between Adam Diasti, D.D.S. and Coast Dental
                Services, Inc...............................................
10.13***   --   Loan Commitment Letter dated December 11, 1996 between Coast
                Dental Services, Inc. and Barrett Bank, N.A.-Tampa filed as
                Exhibit 4.3 to the Registration Statement and incorporated herein by reference.........................................

EXHIBIT
 NUMBER                            DESCRIPTION OF EXHIBIT
--------                           ----------------------
16.1***    --   Letter from KPMG Peat Marwick LLP...........................
23.1***    --   Consent of Shumaker, Loop & Kendrick LLP (included in their opinion filed as Exhibit 5.1)...............................
23.2       --   Consent of Deloitte & Touche LLP independent certified
                public accountants..........................................
27.1**     --   Financial Data Schedule for year ended December 31, 1995
                (for SEC use only)..........................................
27.2**     --   Financial Data Schedule for nine months ended September 30,
                1996 (for SEC use only).....................................


---------------

  * Previously filed as an exhibit with the same exhibit number identification in the Company's Registration Statement on Form S-1 filed on October 7, 1996 (File No. 333-13613) and incorporated herein by reference.
 ** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 1 to Form S-1 Registration Statement filed on November 12, 1996 and incorporated herein by reference.


*** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 4 to Form S-1 Registration Statement filed on January 21, 1997 and incorporated herein by reference.


     (b) FINANCIAL STATEMENT SCHEDULES

     All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto or the schedule is not required or inapplicable under the related instructions.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida on February 10, 1997.


                                          COAST DENTAL SERVICES, INC.

                                          By:    /s/ DR. TEREK DIASTI, DVM
                                            ------------------------------------
                                                   Dr. Terek Diasti, DVM
                                                  Chief Executive Officer

                                          By:       /s/ JOSEPH R. SMITH
                                            ------------------------------------
                                                      Joseph R. Smith,
                                                  Chief Financial Officer
                                               (Principal Accounting Officer
                                              and Principal Financial Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 10, 1997.


                      SIGNATURE                                            TITLE
                      ---------                                            -----

              /s/ DR. TEREK DIASTI, DVM                Chief Executive Officer and Chairman of the
-----------------------------------------------------    Board
                Dr. Terek Diasti, DVM

                          *                            President, Chief Operating Officer and
-----------------------------------------------------    Director
                   Dr. Adam Diasti

                 /s/ JOSEPH R. SMITH                   Chief Financial Officer, Secretary, Treasurer
-----------------------------------------------------    and Director
                   Joseph R. Smith

            *By /s/ DR. TEREK DIASTI, DVM              as attorneys in fact pursuant to the power of
  ------------------------------------------------       attorney included in the Registration
               Dr. Terek Disasti, DVM                    Statement as originally filed on October 7,
                                                         1996.

                 /s/ JOSEPH R. SMITH
  -------------------------------------------------
                   Joseph R. Smith

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             EXHIBIT DESCRIPTION
-------                            -------------------
 1.1***    --  Form of Underwriting Agreement.
 2.1**     --  Asset Purchase Agreement dated April 1, by and among Adam
               Diasti, D.D.S., P.A., Coast Dental Services, Inc., Richard
               J. Shawn D.M.D., P.A., East Coast Dental Management, Inc.
               and Richard J. Shawn, D.M.D.................................
 2.2**     --  Asset Purchase Agreement dated October 31, 1996 by and among
               Coast Florida P.A., Coast Dental Services, Inc., Seminole
               Dental Services, Inc., Seminole Dental Center, Seminole
               Dental West, Seminole Dental South, Michael D. Witcher,
               D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and C.M.
               Garcia, D.M.D., P.A.........................................
 3.1       --  Restated Certificate of Incorporation of Coast Dental
               Services, Inc...............................................
 3.2*      --  Bylaws of Coast Dental Services, Inc........................
 4.1*      --  Specimen of Coast Dental Services, Inc. Common Stock
               Certificate.................................................
 4.2*      --  Business Loan Agreement dated August 15, 1996 between Coast
               Dental Services, Inc. and Barnett Bank, N.A. (Previously
               filed as Exhibit 10.9 to the Company's Registration
               Statement on Form S-1 filed on October 7, 1996 (File No.
               333-13613) and incorporated herein by reference.
 4.3***    --  Loan Commitment Letter dated December 11, 1996 between Coast
               Dental Services, Inc. and Barrett Bank, N.A.-Tampa..........
               (The Company is not filing any instrument with respect to
               long-term debt that does not exceed 10 percent of the total assets of the Company and the Company agrees to furnish a
               copy of such instrument to the Commission upon request.)
 5.1***    --  Opinion of Shumaker, Loop & Kendrick, LLP as to the Common
               Stock being registered......................................
10.1**     --  Employment Agreement between Coast Dental Services, Inc. and
               Terek Diasti................................................
10.2**     --  Employment Agreement between Coast Dental Services, Inc. and
               Adam Diasti, D.D.S..........................................
10.3*      --  Employment Agreement between Coast Dental Services, Inc. and
               Joseph R. Smith.............................................
10.4*      --  Coast Dental Services, Inc. Stock Option Plan...............
10.5*      --  Coast Dental Services, Inc. Affiliated Professional Stock
               Plan........................................................
10.6*      --  Services and Support Agreement dated October 1, 1996 between
               Coast Dental Services, Inc. and Coast Florida, P.A..........
10.7*      --  Asset Purchase Agreement dated April 1, 1996 by and among
               Adam Diasti, D.D.S., P.A., Coast Dental Services, Inc.,
               Richard J. Shawn D.M.D., P.A., East Coast Dental Management,
               Inc. and Richard J. Shawn, D.M.D., filed as Exhibit 2.1 to this Registration Statement and incorporated herein by
               reference...................................................
10.8*      --  Promissory Note from Adam Diasti, DDS, P.A., dated June 30,
               1996, payable to Coast Dental Services, Inc.................
10.9*      --  Business Loan Agreement dated August 15, 1996 between Coast
               Dental Services, Inc. and Barnett Bank, N.A.................
10.10*     --  Form of Indemnification Agreement with officers and
               directors...................................................

    10.11**         --  Asset Purchase Agreement dated October 31, 1996 by and among Coast Florida P.A., Coast
                        Dental Services, Inc., Seminole Dental Services, Inc., Seminole Dental Center, Seminole
                        Dental West, Seminole Dental South, Michael D. Witcher, D.D.S., P.A., Milo R. Novotny,
                        D.D.S. P.A., and C.M. Garcia D.M.D. P.A., filed as Exhibit 2.2 to this Registration
                        Statement and incorporated herein by reference.........................................
    10.12**         --  Agreement to Transfer Stock and Stock Pledge dated November 1, 1996, by and between
                        Adam Diasti, D.D.S. and Coast Dental Services, Inc.....................................
   10.13***         --  Loan Commitment Letter dated December 11, 1996 between Coast Dental Services, Inc. and
                        Barrett Bank, N.A.-Tampa filed as Exhibit 4.3 to the Registration Statement and incorporated herein by reference.......................................................
    16.1***         --  Letter from KPMG Peat Marwick LLP......................................................
    23.1***         --  Consent of Shumaker, Loop & Kendrick, LLP (included in their opinion filed as Exhibit
                        5.1)...................................................................................
    23.2            --  Consent of Deloitte & Touche LLP independent certified public accountants..............
    27.1**          --  Financial Data Schedule for year ended December 31, 1995 (for SEC use only)............
    27.2**          --  Financial Data Schedule for nine months ended September 30, 1996 (for SEC use only)....


---------------

   * Previously filed as an exhibit with the same exhibit number identification in the Company's Registration Statement on Form S-1 filed on October 7, 1996 (File No. 333-13613) and incorporated herein by reference.
  ** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 1 to Form S-1 Registration Statement filed on November 12, 1996 and incorporated herein by reference.

 *** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 4 to Form S-1 Registration Statement filed on January 21, 1997 and incorporated herein by reference.